EXHIBIT 99.3

ARRANGEMENT AGREEMENT

Made as of August 14, 2009

Between

VASOGEN INC.

(“Vasogen”)

and

INTELLIPHARMACEUTICS CORP.

(“IPC Opco”)

and

INTELLIPHARMACEUTICS LTD.

(“IPC US”)

TABLE OF CONTENTS

Article 1 - interpretation	1
Section 1.1 Definitions	1
Section 1.2 Headings and References	16
Section 1.3 Extended Meanings and Interpretation	16
Section 1.4 Knowledge	16
Section 1.5 Date for Any Action	17
Section 1.6 Statutory References	17
Section 1.7 Currency	17
Section 1.8 Accounting Principles	17
Section 1.9 Schedules	17
ARticle 2 - THE ARRANGEMENT	8
Section 2.1 Arrangement and Implementation Steps by Vasogen	18
Section 2.2 Interim Order	19
Section 2.3 Articles of Arrangement; Closing	19
Section 2.4 Joint Circular	20
Section 2.5 Preparation of Filings	21
Section 2.6 Court Proceedings	23
Section 2.7 Withholding	23
Section 2.8 Public Communications	24
Section 2.9 Calculation of Net Cash and IPC Current Liabilities	24
Section 2.10 IPC Bridge Loan	26

i

Section 10.5 Entire Agreement	100
Section 10.6 Severability	101
Section 10.7 Assignment and Enurement	101
Section 10.8 Injunctive Relief	101
Section 10.9 No Third Party Beneficiaries	101
Section 10.10 Counterparts, Execution	101

Schedule A– Plan of Arrangement

Schedule B – Arrangement Resolution

Schedule C – Form of Voting Agreement

Schedule D – IPC US Merger Agreement

Schedule E – IPC US Merger Resolution

Schedule F – Regulatory Approvals

Schedule G – IPC Companies Required Consents and Approvals

Schedule H – Vasogen Required Consents and Approvals

Schedule I – Select Accounts Receivable of the Vasogen Companies

Schedule J – Vasogen Leases and Vasogen Material Contracts to be Terminated

ARRANGEMENT AGREEMENT

This Agreement is made as of this 14th day of August, 2009, between

VASOGEN INC., a corporation existing under the laws of Canada

(“Vasogen”)

and

INTELLIPHARMACEUTICS CORP., an unlimited liability corporation incorporated under the laws of the Province of Nova Scotia

(“IPC Opco”)

and

INTELLIPHARMACEUTICS LTD., a corporation incorporated under the laws of Delaware

(“IPC US”).

FOR VALUE RECEIVED, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

Section 1.1 Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith:

(1)          “Acquisition Proposal” means any written proposal or written offer made by a third party with whom Vasogen deals at arm’s length (as such term is defined for the purposes of the Tax Act) with respect to: (a) any merger, amalgamation, arrangement, business combination, liquidation, dissolution, winding up, recapitalization, distribution, share exchange, reorganization, take-over bid, tender offer or other similar transaction involving the Vasogen Companies; (b) any sale or acquisition, in any manner, directly or indirectly, of any assets of a Vasogen Company representing greater than 20% of the assets of the Vasogen Companies, taken as a whole, or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole (or any lease, long-term supply agreement or other arrangement having similar economic effect to a purchase of assets of the Vasogen Companies representing greater than 20% of the assets or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole); (c) any sale, acquisition or issuance, in any manner, directly or indirectly, of beneficial or registered ownership of 20% or more of the equity securities (or rights or interests therein or thereto) of Vasogen; or (d) any public announcement or other public disclosure of an intention to do any of (a), (b) or (c) or any similar transaction by any person, excluding (i) the Arrangement, (ii) any transaction to which any IPC Company or any of its affiliates or subsidiaries is a party, and (iii) the transactions contemplated by the Cervus Agreements;

(2)      “affiliate” means, with respect to any specified person, any other person directly or indirectly controlling, controlled by or under common control with such specified person. For this purpose, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

(3)      “Agreement” means this Arrangement Agreement as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

(4)      “Appraisal Rights” means the appraisal rights in respect of the Merger pursuant to Section 262 of the Delaware General Corporation Law.

(5)      “Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.3 hereof and in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order.

(6)      “Arrangement Resolutions” means together, the Cervus Resolution and the Vasogen Resolution.

(7)      “Articles of Arrangement” means the articles of arrangement in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall be in a form and content satisfactory to Vasogen and IPC Opco, each acting reasonably.

(8)      “Business Day” means a day on which banks are open for business in Toronto, Ontario, Calgary, Alberta and Wilmington, Delaware, but does not include a Saturday, Sunday and any other day which is a legal holiday in either such city.

(9)      “CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

(10)     “Certificate of Arrangement” means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to section 192(7) of the CBCA giving effect to the Arrangement.

(11)     “Cervus” means Cervus LP, a limited partnership created under the Laws of the Province of Alberta.

(12)     “Cervus Agreements” means the arrangement agreement between Vasogen and Cervus dated the date hereof and the ancillary agreements thereto.

(13)     “Cervus Meeting” means the special meeting of Cervus Unitholders to be held to consider the Cervus Resolution and related matters, and any adjournment(s) thereof.

(14)     “Cervus Resolution” means the special resolution of Cervus Unitholders approving the Plan of Arrangement to be considered at the Cervus Meeting.

(15)	“Cervus Unitholders” means the holders of issued and outstanding Cervus Units.
(16)	“Cervus Units” means the limited partnership units of Cervus.

(17)     “Change of Recommendation” means any resolution or any agreement by the Vasogen Board to: (a) withdraw, or propose publically to withdraw, the approval, recommendation or declaration of advisability by the Vasogen Board of this Agreement and/or the Arrangement; (b) amend, change, modify or qualify in a manner materially adverse to the IPC Companies, or propose publicly to amend, change, modify or qualify in a manner materially adverse to the IPC Companies, the approval, recommendation or declaration of advisability by the Vasogen Board of this Agreement and/or the Arrangement; or (c) recommend, or propose publicly to recommend, the approval or adoption of any Acquisition Proposal. For greater certainty, any actions taken under and in accordance with the Cervus Agreements will not constitute a “Change of Recommendation”.

(18)	“Closing Date” has the meaning ascribed thereto in Section 2.3.

(19)     “Confidentiality Agreement” means the confidentiality agreement between IPC Opco and Vasogen effective June 11, 2008, as the same may be amended, supplemented or otherwise modified from time to time.

(20)     “Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding or other right or obligation (whether written or oral) to which the applicable Party or any of its subsidiaries is a party or by which the applicable Party or any of its subsidiaries is bound or affected or to which any of their respective properties or assets is subject.

(21)	“Court” means the Commercial List of the Ontario Superior Court of Justice.

(22)     “Delaware General Corporation Law” means the Delaware General Corporation Law, as now in effect and as may be promulgated or amended from time to time.

(23)	“Director” means the Director appointed pursuant to Section 260 of the CBCA.

(24)     “Dissent Rights” means the rights of dissent in favour of the Vasogen Shareholders in respect of the Arrangement.

(25)     “Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(26)	“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement.

(27)     “Environment” means the natural environment (including soil, land surface or subsurface strata), surface waters, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource and all sewer systems.

(28)     “Environmental Laws” means all applicable Laws relating to public health and safety, noise control, pollution or the protection of the Environment, the exposure of persons to Hazardous Substances or to the possession, generation, processing, production, installation, use, storage, disposal, recycling, packaging, handling, containment, clean-up, remediation, treatment, transportation, Release or threatened Release of Hazardous Substances, including civil responsibility for acts or omissions with respect to the Environment, and all Permits issued pursuant to such Laws.

(29)     “Exchange” means the TSX Venture Exchange and/or the Over-The-Counter Bulletin Board, as may be applicable under this Agreement.

(30)     “Fairness Opinion” means the opinion letter of the Financial Advisor addressed to the Vasogen Board confirming the Financial Advisor’s opinion that the Arrangement is fair, from a financial point of view, to the Vasogen Shareholders.

(31)     “Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, as affirmed or as amended on appeal.

(32)	“Financial Advisor” has the meaning ascribed thereto in Section 3.1(a).

(33)     “Governmental Entity” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, (c) any quasi-governmental or private body exercising any regulatory, self regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (d) any stock exchange; or (e) any Governmental Authority.

(34)     “Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person purporting to have jurisdiction in the relevant circumstances.

(35)     “Hazardous Substances” means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety.

(36)     “Indebtedness” means, with respect to any person, (a) indebtedness of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments,

(c) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (d) every capitalized lease obligation of such person, (e) every obligation of such person under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (f) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable.

(37)     “Intellectual Property” means all intangible proprietary rights and intellectual property of any kind, whether protected, created, or arising under the laws of Canada or any other jurisdiction, including:

(a)

copyrights and applications therefor in any original works and all rights in any works of authorship not subject to copyright, including moral rights and any waivers thereof, design elements, ordering of content, graphic user interface, ideas or concepts, software, programs or applications (in both source code and object form code), algorithms, data, databases and data collections, documentation, technical manuals, compilers, interpreters and tangible or intangible proprietary information or material relating to same;

(b)

trade-marks, including both registered and unregistered trade-marks and service marks, applications for registration of any of the foregoing, designs, logos, indicia, distinguishing guises, trade dress, trade or brand names, business names, any other source or business identifiers including domain names, and all goodwill associated with the foregoing;

(c)	industrial designs and applications therefor;
(d)

trade secrets, confidential information and know-how, innovations, processes, technology, rights and interests in licences and sub-licences, rights and interests in any government or governing body approvals including site and product licenses and applications therefor and any foreign equivalents, drug master files, formulas, reports and studies, data, research designs, research results, records and notes, prototypes, drawings, product designs and/or specifications, mask works, integrated circuit topographies, net lists, schematics, inventions, discoveries and invention records;

(e)

patents and utility models, and applications therefor, and all provisionals, re-issuances, continuations, continuations-in-part, divisions, revisions, extensions, and re-examinations thereof and all equivalent or similar rights anywhere in the world in inventions and discoveries including invention disclosures; and

(f)	any licenses or other rights to the foregoing.

(38)	“Interim Order” means the interim order of the Court as contemplated by Section 2.2.

(39)     “Interim Period” has the meaning ascribed thereto in Section 6.1.

(40)	“IPC Bridge Loan” has the meaning ascribed thereto in Section 2.10.

(41)     “IPC Companies” means, collectively, IPC Opco and IPC US and “IPC Company” means either one of them.

(42)	“IPC Current Liabilities” has the meaning ascribed thereto in Section 7.3(f)

(43)     “IPC Disclosure Letter” means the letter of disclosure dated as of the date of this Agreement and signed by one or more officers of IPC Opco and IPC US and delivered to Vasogen with respect to certain matters in this Agreement.

PC Opco Common Shares” means the common shares in the capital of IPC Opco.

(45)     “IPC Opco Convertible Voting Shares” means the convertible voting shares in the capital of IPC Opco.

(46)     “IPC Opco Exchangeable Voting Shares” means the exchangeable voting shares in the capital of IPC Opco.

(47)	“IPC Opco IP Participant” has the meaning ascribed thereto in Section 4.1(x)(ix).

(48)     “IPC Opco Leased Real Property” has the meaning ascribed thereto in Section 4.1(q)(ii)(A).

(49)	“IPC Opco Leases” has the meaning ascribed thereto in Section 4.1(q)(ii)(A).
(50)	“IPC Opco Legal Actions” has the meaning ascribed thereto in Section 4.1(o).
(51)	“IPC Opco Material Contracts” has the meaning ascribed thereto in Section 4.1(s)(i).
(52)	“IPC Opco Organizational Documents” has the meaning ascribed thereto in Section 4.1(a).

(53)     “IPC Opco Permitted Encumbrances” means the encumbrances and other matters affecting title to the assets of IPC Opco, as set out in Section 4.1(r) of the IPC Disclosure Letter.

(54)	“IPC Opco Plans” has the meaning ascribed thereto in Section 4.1(v)(i).

(55)     “IPC Opco Shares” means, collectively, the IPC Opco Common Shares, the IPC Opco Convertible Voting Shares and the IPC Opco Exchangeable Voting Shares.

(56)	“IPC Opco Shareholders” means the holders of the IPC Opco Shares.
(57)	“IPC Opco Technology” has the meaning ascribed thereto in Section 4.1(x)(vi).
(58)	“IPC Shareholders” means the IPC Opco Shareholders and the IPC US Shareholders.

(59)     “IPC US Board” means the board of directors of IPC US.

(60)	“IPC US Common Shares” means the common shares in the capital of IPC US.
(61)	“IPC US Financial Statements” has the meaning ascribed thereto in Section 5.1(m).

(62)     “IPC US Free Shares” means the free shares in the capital of IPC US which constitute part of the IPC US Common Shares.

(63)	“IPC US IP Participant” has the meaning ascribed thereto in Section 5.1(z)(ix).
(64)	“IPC US Leased Real Property” has the meaning ascribed thereto in Section 5.1(s)(ii)(A).
(65)	“IPC US Leases” has the meaning ascribed thereto in Section 5.1(s)(ii)(A).
(66)	“IPC US Legal Actions” has the meaning ascribed thereto in Section 5.1(q).
(67)	“IPC US Material Contracts” has the meaning ascribed thereto in Section 5.1(u)(i).

(68)     “IPC US Meeting” means the meeting of IPC US Shareholders, including any adjournment or postponement thereof, to be called to consider the IPC US Merger Resolution.

(69)     “IPC US Merger Resolution” means the resolution of the IPC US shareholders approving the Merger Agreement to be considered at the IPC US Meeting, to be substantially in the form and content of Schedule E hereto, and any amendments or variations thereto made in accordance with the provisions of this Agreement.

(70)     “IPC US Option” means an incentive option or non-statutory option to purchase common shares of IPC US granted pursuant to the IPC US Stock Option Plan.

(71)	“IPC US Organizational Documents” has the meaning ascribed thereto in Section 5.1(b).

(72)     “IPC US Permitted Encumbrances” means the encumbrances and other matters affecting title to the assets of IPC US, as set out in Section 5.1(t) of the IPC Disclosure Letter.

(73)	“IPC US Plans” has the meaning ascribed thereto in Section 5.1(x)(i).
(74)	“IPC US Preferred Shares” means the preferred stock of shares in capital of IPC US.

(75)     “IPC US Required Vote” means the vote of a majority of the holders of each of the classes of the IPC US Shares, voting as separate classes, at the IPC US Meeting approving the IPC US Merger Resolution.

(76)     “IPC US Restricted Shares” means the restricted shares in the capital of IPC US which constitute part of the IPC US Common Shares.

(77)	“IPC US Shareholders” means the holders of IPC US Shares.

(78)     “IPC US Shares” means the IPC US Preferred Shares, including the Special Voting Shares, and the IPC US Common Shares.

(79)     “IPC US’s Public Disclosure Record” means all documents filed by or on behalf of IPC US on the Securities and Exchange Commission Filings and Forms (EDGAR) including any exhibits attached thereto.

(80)	“IPC US Stock Option Plan” means the stock option plan of IPC US as amended.
(81)	“IPC US Technology” has the meaning ascribed thereto in Section 5.1(z)(vi).

(82)     “Joint Circular” means the notices of the Vasogen Meeting and the IPC US Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to Vasogen Shareholders and IPC US Shareholders, as applicable in connection with the Vasogen Meeting or the IPC US Meeting, as applicable, as amended, supplemented or otherwise modified.

(83)     “Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

(84)     “Liens” means (a) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, lien (statutory or otherwise), conditional sale agreement, deposit arrangement or title retention agreement; (b) any trust arrangement; (c) any arrangement which creates a right of set-off out of the ordinary course of business; (d) any option, warrant, right or privilege capable of becoming a transfer; (e) any other encumbrance of any nature which, in substance, secures payment or performance of an obligation; or (f) any agreement to grant any such rights or interests.

(85)     “Material Adverse Effect” means, with respect to any Party and its Affiliates, any fact or state of facts, circumstance, change, effect, occurrence or event which either individually is or in the aggregate is material and adverse to the business, operations, results of operations, properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise) or condition (financial or otherwise) of a Party and its Affiliates (taken as a whole), except to the extent of any fact or state of facts, circumstance, change, effect, occurrence or event resulting from or arising in connection with:

(a)

any change in general economic, business, regulatory, market conditions or political conditions, in each case whether regional, domestic or international, including changes or disruptions in international capital, financial, currency exchange or commodities markets;

(b)	natural disasters, acts of God, any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism or civil unrest;

(c)	any change in applicable Laws of any Governmental Entity or interpretations thereof by any Governmental Entity or in generally accepted accounting principles;
(d)	any change generally affecting the industries in which a Party conducts its business;
(e)

the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of a Party with any of its customers, employees, shareholders, financing sources, vendors, distributors, partners or suppliers as a direct result thereof or in connection therewith;

(f)

in respect of Vasogen, any change in the market price or trading volume of the securities of Vasogen, or any suspension of trading in securities generally on any securities exchange on which the securities ofVasogen trade or any delisting of securities on the Nasdaq Capital Market;

(g)

the failure of a Party in and of itself to meet any internal or public projections, forecasts or estimates of revenues or earnings (but it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(h)	in respect of Vasogen, any actions taken (or omitted to be taken) by Vasogen at the written request of IPC Opco or IPC US;
(i)	in respect of Vasogen, any actions taken (or omitted to be taken) by Vasogen, Cervus or their respective Affiliates pursuant to the terms and conditions of the Cervus Agreements;
(j)	in respect of any of the IPC Companies, any actions taken (or omitted to be taken) by such IPC Company at the written request of Vasogen or its Affiliates;
(k)	any action taken by any Party that is required pursuant to this Agreement; or
(l)	any of the matters specifically disclosed in the IPC Disclosure Letter or the Vasogen Disclosure Letter;

1)     provided, however, (A) that such effects referred to in (a), (b), (c) and/or (d) above do not primarily relate only to that Party and its Affiliates, taken as a whole, or disproportionately adversely affect that Party and its Affiliates, taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its Affiliates operate; and (B) references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a “Material Adverse Effect” has occurred.

(86)     “material fact” has the meaning ascribed thereto in theSecurities Act.

(87)     “Merger” means the merger between IPC US and Vasogen US pursuant to the IPC US Merger Agreement.

(88)     “Merger Agreement” means the agreement and plan of merger between IPC US, Vasogen and Vasogen US to be substantially in the form and content of Schedule D hereto, as the same may be amended, supplemented and modified from time to time in accordance with its terms.

(89)	“Net Cash” means, as of any particular date (actual or future), without repetition,

(a)	the sum of:
	(i)	the Vasogen Companies’ cash and cash equivalents, short-term and long-term investments, and restricted cash; and
	(ii)	the accounts receivable of the Vasogen Companies as follows:
		(A)	those listed in Schedule I;
		(B)	the amount of any principal, interest or other payments that may become due under any IPC Bridge Loan;
		(C)	those outstanding as of the Effective Date for additional government cash tax credits for research expenses, VAT, GST or similar items; and
(D)

those outstanding as of the Effective Date and determined in a manner substantially consistent with the manner in which such items were determined for the Vasogen Financial Statements that satisfy the following criteria:

			(I)	are not for amounts loaned by the Vasogen Companies; and
			(II)	are for the sale or licensing of intellectual property or other assets of the Vasogen Companies where:
				a)	the amount owing is payable within three months of the Effective Date in cash from a commercial party with a reasonable credit rating; and
				b)	if any representations, warranties or covenants are required from the Vasogen Parties, they shall be subject to the written consent of IPC Opco that shall not be unreasonably withheld or delayed.

(b)	minus the sum of:
(i)

the Vasogen Companies’ accounts payable and accrued expenses as of the Effective Date, in each case determined in a manner substantially consistent with the manner in which such items were determined for the Vasogen Financial Statements;

	(ii)	any Indebtedness of the Vasogen Companies as of the Effective Date;
	(iii)	any amounts owing or payable as of the Effective Date under the Contracts listed in Section 3.1(s) of the Vasogen Disclosure Letter;
(iv)

any amounts owing or payable as of the Effective Date to the Vasogen Employees or contractors of any Vasogen Company, including any severance payments, or payments that become due to any Vasogen Employee as a result of the consummation of the transactions contemplated herein;

	(v)	the cash cost of any accrued and unpaid retention payments due to any Vasogen Employee in respect of the transactions contemplated by this Agreement;
(vi)

the remaining cash cost of restructuring accruals as of the Effective Date determined in a manner substantially consistent with the manner in which such item was determined in the Vasogen Financial Statements;

	(vii)	the cash cost of any change of control payments or other payments that become due to any Person as a result of the consummation of the transactions contemplated herein;
(viii)

the cash cost of any and all billed and unpaid Taxes (including estimates from any estimated tax costs arising out of any specific tax review that may be underway at the Effective Time) for which any Vasogen Company is liable in respect of any period ending on or before the Effective Date;

	(ix)	the amounts owing or payable by Vasogen as of the Effective Date contemplated under Section 8.9 of this Agreement;
	(x)	unpaid Taxes and Tax accruals or good faith estimates therefor, including sales and use Taxes, any alternative minimum tax due and related professional and filing fees; and
(xi)

any fees, expenses or payments, including without limitation legal, accounting or brokers fees, and any payments or settlement offers with respect to the exercise by Vasogen Shareholders of their Dissent Rights, for which any Vasogen Company is liable pursuant to this Agreement and/or incurred by any Vasogen Company in connection with this Agreement, the Arrangement and the Merger.

No costs or expenses shall be deducted under any clause above to the extent already deducted pursuant to any other clause above. Notwithstanding the above, the following liabilities of the Vasogen Companies will not be used in (b) above to determine Net Cash:

(i)

liabilities arising after closing for satisfying Vasogen’s responsibilities after the Effective Date as a public entity arising after closing e.g. the cost of the first shareholder’s meeting following the Effective Date;

(ii)

any non-cash liabilities that will ultimately be paid out of Vasogen’s ownership percentage in Vasogen after the Effective Date including the accrued liability for the current Vasogen Deferred Share Unit Plan; and

(iii)	liabilities of Vasogen or its Affiliates arising out of or under the Cervus Agreements.

(90)	“Other IPC Opco Plans” has the meaning ascribed thereto in Section 4.1(v)(ii).
(91)	“Other IPC US Plans” has the meaning ascribed thereto in Section 5.1(x)(ii).
(92)	“Other Vasogen Plans” has the meaning ascribed thereto in Section 3.1(v)(ii).

(93)     “Outside Date” means October 31, 2009, or such later date as may be agreed to in writing by the Parties.

(94)     “Parties” means, collectively, Vasogen, IPC US and IPC Opco, and “Party” means any one of them.

(95)     “Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity.

(96)     “person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

(97)     “Plan of Arrangement” means the plan of arrangement, substantially in the form and having substantially the content of Schedule A hereto and any amendments or variations thereto made in accordance with Section 9.3 hereof or made at the direction of the Court in the Final Order.

(98)     “Products of IPC Opco” means any product developed or under development by IPC Opco, including but not limited to the products listed in Section 1.1(98) of the IPC Disclosure Letter.

(99)     “Products of IPC US” means any product developed or under development by IPC US, including but not limited to the products listed in Section 1.1(99) of the IPC Disclosure Letter.

(100)     “Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities set forth in Schedule F.

(101)     “Release” has the meaning prescribed in any Environmental Law and includes any release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escaping, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment.

(102)     “Required Vote” has the meaning ascribed thereto in Section 2.2(c).

(103)     “Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required to be filed with a Governmental Entity with respect to Taxes.

(104)     “Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time.

(105)     “Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada or the United States, including any Exchange and any other applicable stock exchange or market in Canada or the United States on which the Vasogen Shares are listed and posted for trading or quoted.

(106)     “Securities Laws” means the Securities Act,all other applicable Canadian provincial securities laws, rules and regulations and published policies thereunder and all applicable securities laws, rules and regulations and published policies thereunder in the United States.

(107)    “Shareholder Note” has the meaning ascribed to such term in Section 7.3(g).

(108)     “Special Voting Shares” means the special voting shares in the capital of IPC US, which constitute part of the IPC US Preferred Shares.

(109)     “subsidiary” means, with respect to a specified person, any person of which at least 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified person and shall include any person over which such specified person exercises direction or control or which is in a like relation to a subsidiary.

(110)     “Superior Proposal” means a bona fide Acquisition Proposal not obtained in breach of Section 8.2 to acquire not less than 90% of Vasogen’s issued and outstanding shares (or all or substantially all of the assets of the Vasogen Companies) that the Vasogen Board determines in good faith, after consultation with its financial and outside legal advisors, is a transaction (a) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the person making such Acquisition Proposal, (b) that is on terms and conditions more favourable, from a financial point of view, to the holders of Vasogen’s issued and outstanding shares than the terms and conditions of the transaction contemplated by this Agreement (after giving effect to any changes to the financial terms of this Agreement proposed by the IPC Companies in response to such Acquisition Proposal pursuant to Section 8.2(1), (c) that is not subject to any due diligence condition, and (d) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to the satisfaction of the Vasogen Board to be likely to be obtained. For greater certainty, no transactions contemplated under the Cervus Agreements or actions taken by the parties thereto and thereunder will be considered a Superior Proposal.

(111)     “Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time.

(112)     “Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, instalments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, transfer, franchise, withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts.

(113)    “Termination Fee” means the amount of $500,000.

(114)    “US Securities Act” means the Securities Act of 1933, as amended.

(115)   “Vasogen Board” means the board of directors of Vasogen.

(116)     “Vasogen Companies” means, collectively, Vasogen and the Vasogen Subsidiaries, and “Vasogen Company” means any one of them.

(117)     “Vasogen Deferred Share Unit Plan” means the deferred share unit plan of Vasogen, as amended.

(118)     “Vasogen Director Stock Option Plan” means the director stock option plan of Vasogen, as amended.

(119)     “Vasogen Disclosure Letter” means the letter of disclosure dated as of the date of this Agreement and signed by one or more officers of Vasogen and delivered to the IPC Companies with respect to certain matters in this Agreement.

(120)   “Vasogen Financial Statements” has the meaning ascribed thereto in Section 3.1(l).

(121)     “Vasogen Ireland” means Vasogen Ireland Limited, a corporation incorporated under the laws of Ireland.

(122)     “Vasogen Leases” has the meaning ascribed thereto in Section 3.1(q)(ii).

(123)     “Vasogen Legal Actions” has the meaning ascribed thereto in Section 3.1(o).

(124)    “Vasogen Material Contracts” has the meaning ascribed thereto in Section 3.1(s)(i).

(125)     “Vasogen Meeting” means the special meeting of Vasogen Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

(126)     “Vasogen Option” means an option to purchase common shares of Vasogen granted under the Vasogen Employee Stock Option Plan and the Vasogen Director Stock Option Plan.

(127)     “Vasogen Organizational Documents” has the meaning ascribed thereto in Section 3.1(b).

(128)     “Vasogen Permitted Encumbrances” means the encumbrances and other matters affecting title to the assets of any Vasogen Company, as set out in Section 3.1(r) of the Vasogen Disclosure Letter.

(129)      “Vasogen Plans” has the meaning ascribed thereto in Section 3.1(v)(i).

(130)     “Vasogen Resolution” means the special resolution of the Vasogen Shareholders approving, among other things, the Plan of Arrangement to be considered at the Vasogen Meeting, to be substantially in the form and content of Schedule B hereto, and any amendments or variations thereto made in accordance with the provisions of this Agreement, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

(131)     “Vasogen Shareholder Rights Plan Agreement” means the Vasogen Shareholders rights plan agreement between Vasogen and CIBC Mellon Trust Company dated as of November 22, 2000, as amended and restated as of March 22, 2006 and as may be further amended, restated or supplemented.

(132)   “Vasogen Shareholders” means the holders of Vasogen Shares.

(133)    “Vasogen Shares” means common shares in the capital of Vasogen.

(134)     “Vasogen Employee Stock Option Plan” means the employee stock option plan of Vasogen, as amended.

(135)    “Vasogen Subsidiaries” means, collectively, Vasogen Ireland and Vasogen US.

(136)    "Vasogen US” means Vasogen Corp.

(137)     “Vasogen Warrants” means the outstanding common share purchase warrants of Vasogen.

(138)     “Vasogen’s Public Disclosure Record” means all documents filed by or on behalf of Vasogen on the System for Electronic Document Analysis and Retrieval (SEDAR) including any exhibits attached thereto.

(139)     “Voting Agreements” has the meaning ascribed thereto in Section 6.4(g).

Section 1.2 Headings and References

The division of this Agreement into sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular section, subsection or other portion hereof and include any agreement supplemental hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to “Sections” are to sections, subsections and further subdivisions of sections of this Agreement.

Section 1.3 Extended Meanings and Interpretation

In this Agreement words importing the singular number include the plural and vice versa, and words importing any gender include all genders. The term “including” means “including without limitation”, and “include” and “includes” have a corresponding meaning. The term “third party” means any person other than Vasogen, IPC Opco or IPC US. The term “made available” means, in respect of Vasogen, that copies of the subject materials were provided to Vasogen or any of its respective affiliates or representatives. The term “made available” means, in respect of the IPC Companies or any individual IPC Company, that copies of the subject materials were provided to any IPC Company or any of its respective affiliates or representatives.

Section 1.4 Knowledge

In this Agreement, unless stated otherwise, references to:

(a)

“knowledge of Vasogen” means to the knowledge, information and belief of Chris Waddick and/or Graham Neil after due enquiry and shall include any matter that would be expected to be known by an officer holding a similar position in a company of similar size and scope; and

(b)

“knowledge of IPC Opco” and “knowledge of IPC US” each means to the knowledge, information and belief of Dr. Isa Odidi, Dr. Amina Odidi and/or John Allport after due enquiry and shall include any matter that would be expected to be known by an officer holding a similar position in a company of similar size and scope.

Section 1.5 Date for Any Action

If the date on which any action is required to be, or may be, taken hereunder by a Party is not a Business Day, such action shall be required to be, or may be, taken on the next succeeding day which is a Business Day.

Section 1.6 Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

Section 1.7 Currency

Unless otherwise stated, all references in this Agreement to currency or dollar amounts are to lawful currency of Canada.

Section 1.8 Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with (i) Canadian generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute as at the date on which such calculation or action is made or taken or required to be made or taken, and (ii) US generally accepted accounting principles, such reference will be deemed to be the generally accepted accounting principles from time to time approved by the Governmental Accounting Standards Board, or any successor institute, as at the date on which such calculation or action is made or taken or required to be made or taken.

Section 1.9 Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	Plan of Arrangement
Schedule B	Arrangement Resolution
Schedule C	Form of Voting Agreement
Schedule D	IPC US Merger Agreement
Schedule E	IPC US Merger Resolution
Schedule F	Regulatory Approvals
Schedule G	Vasogen Required Consents and Approvals
Schedule H	IPC Companies Required Consents and Approvals
Schedule I	Select Accounts Receivable of the Vasogen Companies
Schedule J	Vasogen Leases and Vasogen Material Contracts to be Terminated

ARTICLE 2 - THE ARRANGEMENT

Section 2.1 Arrangement and Implementation Steps by Vasogen

The Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement. Vasogen shall:

(a)

subject to the terms of this Agreement, as soon as reasonably practicable, but in any event in sufficient time to hold the Vasogen Meeting in accordance with Section 2.1(c), proceed with a motion to the Court for the Interim Order under Section 192 of the CBCA in substantially the form acceptable to IPC Opco, acting reasonably, and thereafter diligently pursue obtaining the Interim Order in such form;

(b)	fix a record date for the purposes of determining the Vasogen Shareholders entitled to receive notice of the Vasogen Meeting in accordance with the Interim Order;
(c)

subject to the terms of this Agreement and in accordance with the Interim Order and applicable Laws, as soon as reasonably practicable, convene and hold the Vasogen Meeting for the purpose of considering the Vasogen Resolution and for any other proper purpose as may be set out in the Joint Circular;

(d)

except as required for quorum purposes or otherwise permitted under this Agreement, not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) or fail to call the Vasogen Meeting without the prior written consent of the IPC Companies, not to be unreasonably withheld;

(e)

subject to compliance by the directors and officers of Vasogen with their fiduciary duties, use commercially reasonable efforts to solicit from the Vasogen Shareholders proxies in favour of the approval of the Vasogen Resolution;

(f)

subject to obtaining such approvals as are required by the Interim Order, bring an application as soon as reasonably practicable after the Vasogen Meeting, before the Court pursuant to Section 192 of the CBCA for the Final Order in substantially the form acceptable to IPC Opco, acting reasonably, and thereafter diligently pursue obtaining the Final Order in such form; and

(g)

subject to obtaining the Final Order and in accordance with Section 2.3, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement, in substantially the form acceptable to IPC Opco, acting reasonably.

Section 2.2 Interim Order

The notice of motion for the Interim Order shall request that the Interim Order provide:

(a)	for confirmation of the record date for the Vasogen Meeting;
(b)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Vasogen Meeting and for the manner in which such notice is to be provided;
(c)

that, subject to the approval of the Court, the requisite approval for the Vasogen Resolution shall be two-thirds of the votes cast with respect to the Vasogen Resolution by Vasogen Shareholders present in person or represented by proxy at the Vasogen Meeting (the “Required Vote”);

(d)

that, in all other respects, the terms, restrictions and conditions of the by-laws and articles of Vasogen, including quorum requirements and all other matters, shall apply in respect of the Vasogen Meeting;

(e)	for the grant of the Dissent Rights as contemplated in the Plan of Arrangement;
(f)	for the notice requirements with respect to the presentation of the application to the Court for a Final Order;
(g)	that the Vasogen Meeting may be adjourned or postponed from time to time by Vasogen in accordance with this Agreement without the need for additional approval of the Court;
(h)	that the record date for Vasogen Shareholders entitled to vote at the Vasogen Meeting will not change in respect of any adjournments or postponements unless required by applicable Law; and
(i)	for such other matters as Vasogen or the IPC Companies may reasonably require subject to obtaining the prior consent of the other, such consent not to be unreasonably withheld or delayed.

Section 2.3 Articles of Arrangement; Closing

The Parties agree to make a determination of the exchange ratios in Section 2.2(bb)(xi(A) and (B) of the Plan of Arrangement in such a manner that: (i) in the event that the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement then upon completion of the Arrangement (A) the Vasogen Shareholders will hold an aggregate of 14% of the aggregate outstanding shares (the “Amalco Shares”) in the capital of Amalco (as such term is defined in the Plan of Arrangement) upon completion of the Arrangement and (B) the IPC Shareholders will hold an aggregate of 86% of the aggregate outstanding Amalco Shares upon completion of the Arrangement; and (ii) in the event that the transactions contemplated in the Cervus Agreement are not completed as part of the Arrangement then (A) the

Vasogen Shareholders will hold an aggregate of 8% of the total outstanding Amalco Shares upon completion of the Arrangement and (B) the IPC Shareholders will hold an aggregate of 92% of the total outstanding Amalco Shares upon completion of the Arrangement.

If the transactions involving or for the benefit of, Vasogen and/or Cervus that are currently contemplated in the Cervus Agreements and that are currently reflected in the Arrangement are not capable of being completed on or before the Outside Date, whether by failure of one of the parties to the Cervus Agreements or otherwise, the Arrangement shall be amended to remove the steps currently contemplated in Sections 2.2(b) through and including (w) of the Plan of Arrangement and the remainder of the Plan of Arrangement shall be amended to make it consistent with the remaining provisions.

The Articles of Arrangement shall implement the Plan of Arrangement. On the earlier of (a) the Outside Date, and (b) the third (3rd) Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing Date) set forth in Article 7, and unless another time or date is agreed to in writing by the parties hereto (the “Closing Date”), the Articles of Arrangement shall be filed with the Director. At the Effective Time, the transactions provided in the Plan of Arrangement will occur and the Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA. The closing of the transactions contemplated hereby and by the Arrangement will take place at the Toronto, Ontario offices of Gowling Lafleur Henderson LLP on the Closing Date.

Section 2.4 Joint Circular

Subject to compliance with Section 2.5, as promptly as reasonably practicable after the execution and delivery of this Agreement, Vasogen and the IPC Companies shall prepare the Joint Circular together with any other documents required by the Securities Laws or other applicable Laws in connection with the Vasogen Meeting required to be filed or prepared by Vasogen, and in connection with the IPC US Meeting required to be filed or prepared by IPC US and Vasogen US and, subject to Section 2.5(3), as promptly as is reasonably practicable after the execution and delivery of this Agreement, (i) Vasogen shall, unless otherwise agreed by the Parties, cause the Joint Circular and other documentation required in connection with the Vasogen Meeting to be sent to Vasogen Shareholders and filed as required by the Interim Order and applicable Laws; and (ii) IPC US shall, unless otherwise agreed by the Parties, cause the Joint Circular and other documents required in connection with the IPC US Meeting to be sent to IPC US Shareholders and filed as required by the Merger Agreement and applicable Laws. The Joint Circular shall include (a) a statement that the Vasogen Board has determined that the Arrangement is in the best interests of Vasogen and that the Vasogen Board recommends that the Vasogen Shareholders vote in favour of the Vasogen Resolution,(b) a statement that the IPC US Board has determined that the Arrangement is in the best interests of IPC US and that the IPC US Board recommends that the IPC US Shareholders vote in favour of the IPC US Merger Resolution, and (c) a copy of the Fairness Opinion.

Section 2.5 Preparation of Filings

(1)     Vasogen shall diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 – “Communication with Beneficial Owners of Securities of a Reporting Issuer” in relation to the Vasogen Meeting and IPC Opco shall provide such assistance as Vasogen may reasonably require in that regard.

(2)     The Parties shall co-operate with each other in the preparation of any application for the Regulatory Approvals and any other orders, registrations, consents, filings, rulings, exemptions and approvals and the preparation of any documents reasonably deemed by any of the Parties to be necessary to discharge its respective obligations under applicable Laws or in connection with the Arrangement and this Agreement as promptly as practicable hereafter.

(3)     The Parties shall co-operate with each other in the preparation and filing of the Joint Circular and in the mailing of the Joint Circular.

(4)     The IPC Companies shall provide Vasogen with any information for inclusion in the Joint Circular which may be required under applicable Law and/or which is reasonably requested by a Party.

(5)     Vasogen shall provide the IPC Companies with: (a) any information for inclusion in the Joint Circular which may be required under applicable Law and/or which is reasonably requested by a Party; and (b) a copy of the Fairness Opinion as soon as practicable following the receipt of the Fairness Opinion by the Vasogen Board.

(6)     The Parties shall ensure that the Joint Circular complies with the Interim Order and all applicable Laws and, without limiting the generality of the foregoing, that the Joint Circular does not, at the time of mailing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(7)     The IPC Companies shall ensure that the information to be provided by them for inclusion in the Joint Circular will, at the time of the mailing of the Joint Circular, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(8)     Vasogen shall ensure that the information to be provided by it for inclusion in the Joint Circular will, at the time of the mailing of the Joint Circular, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made.

(9)     Each Party shall promptly notify the other Parties if at any time before the Effective Time it becomes aware that the Joint Circular, an application for a Regulatory Approval or any other order,  registration, consent, ruling, exemption, approval, circular or other filing under applicable Laws contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or that is necessary to make the statements contained therein not misleading in light of the circumstances under which they are made, or of information that otherwise requires an amendment or supplement to the Joint Circular, such application, registration statement, circular or filing, and the Parties shall co-operate in the preparation of such amendment or supplement as required, including the distribution and filing of such amendment or supplement by Vasogen and IPC US.

(10)     Each Party will promptly inform the other Parties of any requests or comments made by Securities Authorities in connection with the Joint Circular. Each of the Parties will use its respective commercially reasonable efforts to resolve all requests or comments made by Securities Authorities with respect to the Joint Circular and any other required filings under applicable securities Laws as promptly as practicable after receipt thereof.

(11)     Each Party will promptly inform the other Parties of any requests or comments made by any Exchange or any applicable more senior exchange or market in connection with the Joint Circular. Each of the Parties will use its respective commercially reasonable efforts to resolve all requests or comments made by an Exchange or other more senior exchange or market with respect to the Joint Circular and any required filings in connection therewith as promptly as reasonably practicable after receipt thereof.

(12)     Vasogen will advise the IPC Companies as the IPC Companies may reasonably request, and on a daily basis on each of the last five (5) Business Days prior to the Vasogen Meeting, as to the aggregate tally of the proxies received by Vasogen in respect of the Vasogen Resolution and any other matters to be considered at the Vasogen Meeting.

(13)     IPC US will advise Vasogen as Vasogen may reasonably request, and on a daily basis on each of the last five (5) Business Days prior to the IPC US Meeting, as to the aggregate tally of the proxies received by IPC US in respect of the IPC US Resolution and any other matters to be considered at the IPC US Meeting.

(14)     Vasogen will promptly advise the IPC Companies of any written notice of Dissent Rights exercised or purported to have been exercised by any Vasogen Shareholder received by Vasogen in relation to the Vasogen Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by Vasogen and, subject to applicable Laws, any written communications sent by or on behalf of Vasogen to any Vasogen Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(15)     IPC US will promptly advise Vasogen of any written notice of Appraisal Rights exercised or purported to have been exercised by any IPC US Shareholder received by IPC US in relation to the IPC Meeting and the IPC US Merger Resolution and any withdrawal of Appraisal Rights received by Vasogen and, subject to applicable laws, any written communications sent by or on behalf of IPC US to any IPC US Shareholder exercising or purporting to exercise Appraisal Rights in relation to the IPC US Merger Resolution.

(16)     Vasogen shall provide notice to the IPC Companies of, and allow the IPC Companies and the IPC Companies’ representatives and legal counsel to attend the Vasogen Meeting.

(17)     IPC US shall provide notice to Vasogen of, and allow Vasogen and its representatives and legal counsel to attend the IPC US Meeting.

Section 2.6 Court Proceedings

(1)     Vasogen will provide the IPC Companies and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court, the Director or any Governmental Authority in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by any IPC Company for inclusion in such material, prior to the service and filing of that material, and will accept the reasonable comments of any of the IPC Companies and their legal counsel. Vasogen will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement, the agreements that it contemplates and the Plan of Arrangement.

(2)     Vasogen will not object to legal counsel to the IPC Companies making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Vasogen is advised of the nature of any submissions in advance of such submissions being made and that such submissions are consistent with this Agreement, the agreements that it contemplates and the Plan of Arrangement.

(3)     Vasogen will provide legal counsel to the IPC Companies on a timely basis with copies of any notice of appearance and evidence or other Court documents served on Vasogen or its legal counsel in respect of the motion for the Interim Order or the application for the Final Order or any appeal therefrom and of any written notice received by Vasogen indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Neither Vasogen nor the IPC Companies will object to the holders of the IPC Opco Shares or the IPC US Shares appearing at the fairness hearing.

Section 2.7 Withholding

Vasogen and the IPC Companies, as the case may be, shall be entitled to directly or indirectly deduct and withhold from any amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any shareholder such amounts as are entitled or required to be deducted and withheld with respect to the making of such payment under the Tax Act or any other provision of domestic or foreign (whether national, federal, provincial, state, local or otherwise) applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld and paid to the appropriate Governmental Entity directly or indirectly by Vasogen or the IPC Companies, as the case may be, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to such shareholder, as the case may be, in respect of which such deduction and withholding was made by Vasogen or the IPC Companies, as the case may be, provided that such withheld amounts are actually remitted to the appropriate

Governmental Entity within the time required and in accordance with the Tax Act or any other provision of domestic or foreign (whether national, federal, provincial, state, local or otherwise) applicable Law relating to Taxes.

Section 2.8 Public Communications

No Party shall issue any press release or otherwise make public statements with respect to the Arrangement, this Agreement, the Merger or any matter related hereto without the consent of IPC Opco, in the case of Vasogen and, without the consent of Vasogen, in the case of any IPC Company (which consent in any case shall not be unreasonably withheld or delayed); and no Party shall make any filing with any Governmental Entity or Exchange with respect to the Arrangement or the Merger without prior consultation with Vasogen, in the case of an IPC Company, or consultation with IPC Opco, in the case of Vasogen; provided, however, that the foregoing shall be subject to each Party’s overriding obligation on the basis of advice of counsel to make any disclosure or filing required under applicable Laws (which, in the case of Vasogen, may extend to the disclosure and filing obligations under applicable Laws of the parties to the Cervus Agreements), and such Party shall use all commercially reasonable efforts to give prior written notice to the other Parties and reasonable opportunity for the other Parties to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

Section 2.9 Calculation of Net Cash and IPC Current Liabilities

(1)     Vasogen and IPC Opco shall agree upon an anticipated Closing Date on or before the date the Joint Circular is mailed (the “Anticipated Closing Date”). At least fifteen (15) Business Days prior to the Anticipated Closing Date, Vasogen shall deliver to IPC Opco a schedule (a “Net Cash Schedule”) in a form delivered to IPC Opco and determined in a manner consistent with the definition in Section 1.1(78) to IPC Opco, which Net Cash Schedule sets forth, in reasonable detail, Vasogen’s good faith estimate of Net Cash as of the Anticipated Closing Date after giving effect to the Arrangement (the “Net Cash Estimate”). At least fifteen (15) Business Days prior to the Anticipated Closing Date, IPC shall deliver to Vasogen a written estimate of the IPC consolidated current liabilities (which includes amounts due to related parties) as of the Anticipated Closing Date after giving effect to the Arrangement (“Current Liabilities Estimate”).

(2)     Vasogen shall make the work papers and back-up materials used in preparing the Net Cash Schedule available to IPC Opco and its accountants and counsel at reasonable times and upon reasonable notice. IPC shall make the work papers and back-up materials used in preparing the Current Liabilities Estimate available to Vasogen and its accountants and counsel at reasonable times and upon reasonable notice.

(3)     Within five (5) Business Days after Vasogen delivers the Net Cash Schedule (the “Lapse Date”) IPC Opco shall have the right, in good faith, to dispute any amounts in the Net Cash Schedule not supported by reasonable working papers and back-up materials by delivering a written notice to that effect to Vasogen (an “IPC Dispute Notice”) if the impact of that dispute is greater than $25,000 individually or in the aggregate. The IPC Dispute Notice shall identify in reasonable detail the nature of any proposed revisions, and their supporting rationale, to the applicable Net Cash Estimate.

(4)     On or prior to the Lapse Date, Vasogen shall have the right, in good faith, to dispute the Current Liabilities Estimate not supported by reasonable working papers and back-up materials by delivering a written notice to that effect to IPC (a “Vasogen Dispute Notice”) if the impact of that dispute is greater than $25,000 individually or in the aggregate. The Vasogen Dispute Notice shall identify in reasonable detail the nature of any proposed revisions, and their supporting rationale, to the applicable Current Liabilities Estimate.

(5)     If on or prior to the Lapse Date: (i) IPC Opco notifies Vasogen that it has no objections to the Net Cash Estimate, and Vasogen notifies IPC that it has no objections to the Current Liabilities Estimate; or (ii) IPC Opco fails to deliver an IPC Dispute Notice as provided above and Vasogen fails to deliver a Vasogen Dispute Notice as provided above, then the Net Cash Estimate as set forth in the Net Cash Schedule and the Current Liabilities Estimate prepared by IPC Opco shall be deemed to have been finally determined for purposes of this Agreement and to represent the Net Cash and the IPC Current Liabilities as of the Closing Date for purposes of this Agreement.

(6)     If an IPC Dispute Notice and/or a Vasogen Dispute Notice is delivered as provided above on or prior to the Lapse Date, then representatives of Vasogen and IPC Opco shall promptly meet and attempt in good faith to resolve any disputed items and negotiate an agreed-upon determination of the Net Cash and the IPC Current Liabilities, which, if agreed upon by Vasogen and IPC Opco, will be deemed the Net Cash amount and the IPC Current Liabilities amount to have been finally determined for purposes of this Agreement and to represent the Net Cash and the IPC Current Liabilities as of the Closing Date for purposes of this Agreement.

(7)     If representatives of Vasogen and IPC Opco pursuant to Section 2.9(6) above are unable to negotiate an agreed-upon determination of the Net Cash Estimate and/or the Current Liabilities Estimate within five (5) Business Days of the Lapse Date, either Vasogen and IPC Opco may refer the determination of Net Cash and/or IPC Current Liabilities to PriceWaterhouseCoopers LLP (the “Independent Accountant”). Upon written notice to the other party and the Independent Accountant, each of Vasogen and IPC Opco shall be entitled to make written submissions to the Independent Accountant, but not thereafter. Any clarification requested by the Independent Accountant shall be submitted in writing to the Parties and any responses thereto shall be made in writing. The Independent Accountant shall determine whether Vasogen’s Net Cash Estimate and/or Current Liabilities Estimate or IPC Opco’s Net Cash Estimate and/or Current Liabilities Estimate as set out in the Vasogen Dispute Notice or the IPC Dispute Notice (but as such amounts may be adjusted by the Independent Accountant to reflect a reasonable estimate of the actual Closing Date), as applicable, is more closely reflective of what Net Cash and the IPC Current Liabilities actually should be as of the Closing Date and shall summarize such determination in a written report. The written report of the Independent Account shall be delivered to Vasogen and IPC Opco promptly, but in any event no later than five (5) Business Days after the dispute is submitted to the Independent Accountant, shall be the final, conclusive determination of Net Cash and the IPC Current Liabilities as of the Closing Date and shall be binding upon the Parties, and shall not be subject to appeal by any party. The fees and expenses of the Independent Accountant shall be borne equally by Vasogen and IPC Opco.

Section 2.10 IPC Bridge Loan

Following the date of this Agreement, Vasogen may make available to IPC Opco a loan of up to $500,000 (the “IPC Bridge Loan”) to be advanced in tranches subject to terms and conditions to be agreed upon by IPC and Vasogen and evidenced by a grid promissory note in favour of Vasogen (the “Grid Note”). The amount of the IPC Bridge Loan and any other amounts owing with respect thereto will be secured by charges reflected in a general security agreement over the assets of IPC Opco and guaranteed by each of IPC US and IntelliPharmaceutics Inc. together with a general security agreement over the assets of each such entity and in all cases with such security ranking senior to all indebtedness of such parties. The IPC Bridge Loan will be used by IPC Opco to fund its operations and working capital (and will not be used to pay any amounts owing from time to time under the Shareholder Note or for payment of the transaction costs or expenses of any IPC Company in connection with the transactions contemplated herein). The IPC Bridge Loan will bear interest at a rate of 8% per annum and be payable when the principal amount becomes due and payable. The IPC Bridge Loan and any interest shall be repaid 90 days after the earlier of (i) the date Vasogen Shareholders vote against an Arrangement with IPC, (ii) the termination of this Agreement; and (iii) the termination of the Merger Agreement.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES OF VASOGEN

Section 3.1 Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, Vasogen is delivering to the IPC Companies the Vasogen Disclosure Letter contemplated by this Agreement, which is deemed to constitute an integral part of this Agreement and to supplement disclosure in respect of the representations and warranties of Vasogen contained in this Agreement; provided that no disclosures set forth in the Vasogen Disclosure Letter will modify a particular representation and warranty of Vasogen contained in this Agreement except for such disclosures, if any, as are set forth in the Vasogen Disclosure Letter under a Section heading that corresponds to the Section of this Agreement containing the particular representation and warranty or an appropriate cross-reference. Vasogen represents and warrants to and in favour of the IPC Companiesas follows and acknowledges that the IPC Companies are relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Board Approval. (i) As of the date hereof, the Vasogen Board, after consultation with its financial and legal advisors, has determined that the Arrangement is fair to the Vasogen Shareholders and is in the best interests of Vasogen and has resolved to recommend to the Vasogen Shareholders that they vote their Vasogen Shares in favour of the Arrangement. The Vasogen Board has approved the Arrangement and the execution and performance of this Agreement. The Board has received the

Fairness Opinion from JMP Securities, LLC. (the “Financial Advisor”), a copy of which has been provided to the IPC Companies. The board of directors of Vasogen US has approved the Merger.
(b)

Organization and Qualification. Each Vasogen Company has been duly incorporated and organized and is a subsisting corporation under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to own its assets as now owned and to carry on its business as it is now being conducted. Each Vasogen Company is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Correct, current and complete copies of the articles of incorporation and by-laws, each as amended to date, of Vasogen and the Vasogen Subsidiaries (collectively, the “Vasogen Organizational Documents”) have been made available to the IPC Companies. No Vasogen Company is in violation of the Vasogen Organizational Documents.

(c)

*****Authority Relative to this Agreement and the Merger Agreement. Vasogen has the requisite corporate power and capacity to enter into this Agreement and the Merger Agreement and to carry out its obligations hereunder and thereunder. Vasogen US has the requisite corporate power and capacity to enter into the Merger Agreement and to carry out its obligations thereunder. The execution and delivery of this Agreement by Vasogen and, subject to the Required Vote, the consummation by Vasogen of the transactions contemplated by this Agreement have been duly authorized by the Vasogen Board, and no other corporate proceedings on the part of Vasogen are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby, subject, in the case of consummation of the Arrangement, to the receipt of the Required Vote, granting the Final Order by the Court and filing of the Articles of Arrangement. The execution and delivery of the Merger Agreement by Vasogen and Vasogen US and the consummation by Vasogen and Vasogen US of the transactions contemplated by the Merger Agreement have been duly authorized by the Vasogen Board and the board of directors of Vasogen US, and no other corporate proceedings on the part of Vasogen and Vasogen US are necessary to authorize the execution and delivery of the Merger Agreement or any agreement ancillary thereto and the consummation by them of the transactions contemplated thereby, subject, in the case of consummation of the Merger to receipt of the approval of the shareholders of Vasogen to the Arrangement, filing of the Plan of Arrangement and to the filing of the Certificate of Merger pursuant to the General Corporation law of the State of Delaware.

(d)	Enforceability. This Agreement has been duly and validly executed and delivered by Vasogen and constitutes a legal, valid and binding obligation of Vasogen enforceable against Vasogen in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and general principles of equity.

(e)

No Violations. Subject to receipt of any consents, approvals or waivers set forth in Section 3.1(f) of the Vasogen Disclosure Letter, none of the execution and delivery of this Agreement by Vasogen, the consummation of the Arrangement by Vasogen, compliance by Vasogen with any of its obligations under this Agreement, the execution and delivery of the Merger Agreement by Vasogen and Vasogen US, the consummation of the Merger by Vasogen and Vasogen US or compliance by Vasogen and Vasogen US with any of their obligations under the Merger Agreement will: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of any Vasogen Company or cause any Indebtedness of any Vasogen Company to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on any Vasogen Company under, any of the terms, conditions or provisions of, (A) the Vasogen Organizational Documents, or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, Lease or other Contract to which any Vasogen Company is a party or to which its properties or assets may be subject or by which any Vasogen Company is bound; or (ii) subject to obtaining the Regulatory Approvals and the Required Vote and except for complying with applicable corporate, competition and securities Laws, (A) violate any Law applicable to any Vasogen Company or any of its properties or assets; or (B) cause the suspension or revocation of any Permit currently in effect (except, in the case of clauses (i)(B) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, payments or other obligations which, or any Permits which, if suspended or revoked, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).

(f)

Required Consents. Except as set forth in Section 3.1(f) of the Vasogen Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to which any Vasogen Company is a party in connection with, and no change in any obligation or right under or in any term or condition of any such Material Contract will occur (and no right to cause any such change will arise) as a result of, the execution and delivery by Vasogen of this Agreement and the Merger Agreement, the execution and delivery by Vasogen US of the Merger Agreement the performance by Vasogen of its obligations hereunder and under the Merger Agreement, the performance by Vasogen US of its obligations under the Merger Agreement and the completion of the transactions contemplated by this Agreement and the Merger Agreement, including the Arrangement and the Merger, except for any consents, approvals or waivers which, if not given or received, would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
(g)	Capitalization.
(i)

Section 3.1(g) of the Vasogen Disclosure Letter sets out the authorized share capital of each of the Vasogen Companies and, as of the close of business on July 31, 2009, the issued and outstanding share capital of the Vasogen Companies; and there are outstanding no other shares of any class or series in the share capital of any of the Vasogen Companies. July 31, 2009, no Vasogen Company has issued any shares or other securities, and there has not been any split, combination or reclassification or redemption or repurchase of any shares or other securities of any Vasogen Company.

(ii)

As of the close of business on July 31, 2009, an aggregate of up to 7,094,973 Vasogen Shares were issuable upon the exercise of the Vasogen Options and pursuant to the Vasogen Deferred Share Unit Plan, the exercise prices, expiration dates and other material terms of which are set forth in Section 3.1(g) of the Vasogen Disclosure Letter and an aggregate of up to 477,686.05 Vasogen Shares were issuable upon the exercise of Vasogen Warrants, the material terms of which have been made available to the IPC Companies; and, except as set forth above, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by any Vasogen Company of any shares of any Vasogen Company or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of any Vasogen Company.

(iii)

All outstanding Vasogen Shares and all of the outstanding shares of the Vasogen Subsidiaries have been duly authorized and validly issued, and, where required by applicable law, are fully paid and non-assessable. All Vasogen Shares issuable upon the exercise of rights under the Vasogen Options, the Vasogen Deferred Share Unit Plan, and the Vasogen Warrants have been duly authorized and, upon issuance, will be duly authorized and validly issued as fully paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(iv)

Other than the Vasogen Shares, Vasogen Options, the units issued pursuant to the Vasogen Deferred Share Unit Plan, the Vasogen Warrants and the outstanding shares of the Vasogen Subsidiaries set out in Section 3.1(g) of the Vasogen Disclosure Letter, there are no securities of any Vasogen Company outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) on any matter. Except as contemplated by the Plan of Arrangement, there are no outstanding contractual or other obligations of Vasogen to (i) repurchase, redeem or otherwise acquire any of its securities (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, or (iii) provide any guarantee with respect to any person.

(h)

No Subsidiaries. Except as set forth in Section 3.1(h) of the Vasogen Disclosure Letter, none of the Vasogen Companies, directly or indirectly, own or have any interest in any shares or other securities of any person, and none of the Vasogen Companies have the option or any other entitlement to acquire any shares or other securities of any person.

(i)

Shareholders and Similar Agreements. Other than the Vasogen Employee Stock Option Plan, the Vasogen Shareholder Rights Plan Agreement and the Vasogen Director Stock Option Plan, current, complete and accurate copies of which have been made available to the IPC Companies, none of the Vasogen Companies is a party to any shareholder, pooling, voting trust or other similar agreement relating to any of the issued and outstanding shares of any Vasogen Company.

(j)

Reporting Status and Securities Laws Matters. Vasogen is a “reporting issuer” or equivalent under applicable Securities Laws, is not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws, and is in compliance in all material respects with all Securities Laws. Except as provided on Schedule 3.1(j) of the Vasogen Disclosure Letter, no delisting of, suspension of trading in or cease trading order with respect to any securities of Vasogen and, to the knowledge of Vasogen, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing relating to any securities of any Vasogen Company or, to the knowledge of Vasogen, expected to be implemented or undertaken. Section 3.1(j) of the Vasogen Disclosure Letter contains a listing of all material correspondence between any Securities Authority or Exchange and any Vasogen Company during the prior twelve (12) month period except for those matters disclosed in Vasogen’s Public Disclosure Record.

(k)

Reports. The documents comprising Vasogen’s Public Disclosure Record did not at the time filed or, at the time of filing any amendment thereto, with Securities Authorities contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made. Vasogen has not filed any confidential material change report with any Securities Authority or Exchange which at the date hereof remains confidential.

(l)

Vasogen Financial Statements. The audited consolidated financial statements of Vasogen as at and for the fiscal years ended November 30, 2007 and November 30, 2008 (including the notes thereto and related management’s discussion and analysis filed under the Securities Laws), and the unaudited consolidated financial statements of Vasogen as at and for the six months ended May 31, 2009 (including the notes thereto and related management discussion and analysis filed under the Securities Laws) (collectively, the “Vasogen Financial Statements”):

(i)

were prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with previous fiscal years (or comparable periods) except as otherwise indicated in such financial statements and the notes thereto or in the related report of Vasogen’s independent auditors; and

(ii)

fairly present in all material respects the financial condition, results of operations and cash flows of Vasogen as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments).

There has been no material change in the Vasogen Companies’ accounting policies, except as described in the notes to the Vasogen Financial Statements, since November 30, 2008.
(m)	No Other Material Liabilities. Except as set forth in Section 3.1(m) of the Vasogen Disclosure Letter:
(i)

no Vasogen Company has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to such Vasogen Company, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by Canadian generally accepted accounting principles to be set forth in a consolidated balance sheet of Vasogen or in the notes thereto, which individually or in the aggregate has not been reflected in the Vasogen Financial Statements, other than liabilities, indebtedness or obligations incurred by such Vasogen Company in the ordinary course of business since the date of such balance sheet in an amount exceeding $15,000 individually or in the aggregate, and

(ii)

except to the extent reflected or reserved in the Vasogen Financial Statements or incurred in the ordinary course since November 30, 2008, no Vasogen Company has incurred any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) in an amount exceeding $15,000 individually or in the aggregate.

(n)	Books and Records.
(i)

The corporate records and minute books of each of the Vasogen Companies, all of which have been made available to the IPC Companies, have been maintained in accordance with all applicable Laws in all material respects and the minute books of each of the Vasogen Companies are complete and accurate in all material respects.

	(ii)	Financial books and records and accounts of each of the Vasogen Companies in all material respects:
		(A)	have been maintained in accordance with good business practices on a basis consistent with prior years; and
		(B)	are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of the Vasogen Companies.
(o)

Litigation. Except as set out in Section 3.1(o) of the Vasogen Disclosure Letter, there are no claims, actions, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “Vasogen Legal Actions”) commenced or, to the knowledge of Vasogen, pending or threatened, against (i) any Vasogen Company or against any of property or assets of any Vasogen Company at law or in equity before or by any Governmental Entity or (ii) any director, officer or employee of any Vasogen Company, which Vasogen Legal Actions would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. None of the Vasogen Companies nor the assets or properties of any of them is subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)	Taxes.
(i)

Except as set out in Section 3.1(p)(i) of the Vasogen Disclosure Letter, each Vasogen Company has, (A) duly and timely filed, or caused to be filed, all material Returns required to be filed by it prior to the date hereof and all such Returns are true, complete and correct in all material respects; (B) paid in full, within the prescribed time limits, all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, and in the case of any Taxes which were not payable by a Vasogen Company as of the Effective Time but which will become payable after the Effective Time in respect of a period that commenced prior to the Effective Time, accruals therefor will be made in conformity with generally accepted accounting principles in the books and records of such Vasogen Company; (C) duly and timely withheld, or caused to be withheld, all Taxes required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Governmental Entity such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(ii)

the unpaid Taxes of the Vasogen Companies did not, as of the date of the Vasogen Financial Statements prepared in respect of the fiscal period ended November 30, 2008, exceed the estimated reserves and provisions for Taxes accrued but not yet due and payable as reflected in such Vasogen Financial Statements;

(iii)

no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted which remain unresolved, and no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of Vasogen, threatened, against any Vasogen Company or any of the assets of a Vasogen Company, except, in each case, as disclosed or provided for in the Vasogen Financial Statements;

(iv)

other than as set out in Section 3.1(p)(iii) of the Vasogen Disclosure Letter, there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Return or any payment of any Taxes by, any Vasogen Company and Canadian federal and provincial income tax assessments have been issued to Vasogen covering all past periods up to and including the fiscal period ended November 30, 2007;

(v)

there are no Liens (other than Liens for Taxes not yet due and payable or Liens for income and similar Taxes that are being contested in good faith and for which a Vasogen Company has made adequate provision in accordance with Canadian generally accepted accounting principles) for Taxes upon any of the assets of any Vasogen Company;

(vi)

Each Vasogen Company is in compliance with all applicable Laws, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among related taxpayers;

(vii)

None of the Vasogen Companies is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation, and none of them have any liability for Taxes of any person (other than the Vasogen Companies) as a transferee or successor, by contract, or otherwise;

(viii)

Each Vasogen Company has made available to the IPC Companiescomplete and accurate copies of all Returns which it was required to file in respect of the fiscal period of each such Vasogen Company for which the relevant limitation period has not expired;

(ix)

to the knowledge of Vasogen, no claim has been made by a Governmental Entity in any jurisdiction in which a Vasogen Company does not file Returns that such Vasogen Company is or may be liable for Taxes in such jurisdiction;

	(x)	Vasogen has, at all relevant times, been and is a taxable Canadian corporation within the meaning of subsection 89(1) of the Tax Act;
(xi)

there are no amounts outstanding and unpaid for which Vasogen has previously claimed a deduction under the Tax Act. In this respect, there are no circumstances existing which could result in the application of any of sections 78 to 80.04 of the Tax Act or any equivalent provincial Tax legislation to Vasogen and give rise to a liability on the part of Vasogen for Taxes;

	(xii)	Vasogen has not received any requirement pursuant to section 224 of the Tax Act which remains unsatisfied in any respect; and
	(xiii)	Vasogen is duly registered under Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and the registration number is 89138 5270 RT0001.
(q)	Real Property.
	(i)	Owned Real Property. Vasogen does not own any real property.
(ii)

Leased Property. Section 3.1(q)(ii) of the Vasogen Disclosure Letter lists all leases or agreements to lease (the “Vasogen Leases”) under which a Vasogen Company leases or has the option to lease any real or immovable property. Current, complete and correct copies of all Vasogen Leases and any assignment thereof have been made available to the IPC Companies.

(r)

Personal Property. Except for the Vasogen Permitted Encumbrances, each Vasogen Company has good and valid title to, or a valid and enforceable leasehold interest in, all tangible personal property owned or leased by it, except as would not, individually or in the aggregate, reasonably be expected to have a

Material Adverse Effect. Each Vasogen Company’s ownership of or leasehold interest in any such personal property is not subject to any Liens, except for the Vasogen Permitted Encumbrances or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s)	Contracts.
	(i)	Section 3.1(s) of the Vasogen Disclosure Letter contains a list of the following Contracts, correct, current and complete copies of which have been made available to the IPC Companies:
		(A)	all Contracts under which:
(I)

a Vasogen Company is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any other person involving payment by such Vasogen Company of more than $15,000on an annual basis; or

(II)

a Vasogen Company is a lessor or sublessor of, or makes available for use by any other person, any tangible personal property owned or leased by such Vasogen Company, involving payment to such Vasogen Company of more than $15,000 on an annual basis;

(B)

all licences to or from any third parties of any Intellectual Property that is material to the businesses of any Vasogen Company and involving payment by or to any Vasogen Company of more than $15,000 on an annual basis (other than commercially-available off-the shelf shrink wrap or click wrap);

(C)

all Contracts under which Indebtedness of a Vasogen Company is outstanding or may be incurred or pursuant to which any property or asset of a Vasogen Company is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness by a Vasogen Company or the incurrence of Liens on or the transfer of any properties of a Vasogen Company where the amount of such Indebtedness, mortgage, pledge or Lien exceeds $15,000;

		(D)	all Contracts under which a Vasogen Company has directly or indirectly guaranteed Indebtedness (including the performance of any obligation) of any other person;
		(E)	all Contracts made outside the ordinary course of the business of a Vasogen Company and providing for the sale, purchase or exchange of, or option to sell, purchase or exchange, any property or asset where the sale price, purchase price or agreed value or fair value of such property exceeds $15,000; and
		(F)	all Contracts are material to a Vasogen Company;
(the Contracts described in clauses (A) through (F), together with all exhibits and schedules thereto being, the “Vasogen Material Contracts”).
(ii)

Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no Vasogen Company nor, to the knowledge of Vasogen, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Vasogen Material Contract and no Vasogen Company has, (A) received or given any notice of default which remains uncured or (B) received or given any notice of cancellation or termination of any Vasogen Material Contract. To the knowledge of Vasogen, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of a Vasogen Material Contract or give rise to any right to cancel or terminate any Vasogen Material Contract.

(t)

Restrictions on Business Activities. Except as set out in Section 3.1(t) of the Vasogen Disclosure Letter, there is no agreement, judgment, injunction, order or decree or Law binding upon any Vasogen Company that purports to have, has or could reasonably be expected to have (including following the transactions contemplated by this Agreement), the effect of prohibiting, restricting or impairing: (a) any business practice of any Vasogen Company; (b) any acquisition of any business or property by a Vasogen Company; (c) the ability of any Vasogen Company to solicit or engage any customers; (d) the ability of any Vasogen Company to incur or guarantee Indebtedness; or (e) the nature of the business which may be conducted by any Vasogen Company or the manner or geographic area in which all or a material portion of the business of any Vasogen Company may be conducted.

(u)

Permits. To the knowledge of Vasogen, each Vasogen Company has obtained and is in compliance with all Permits required by applicable Laws necessary for it to conduct its businesses as it is now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)	Employee Benefits.
(i)

Section 3.1(v) of the Vasogen Disclosure Letter contains a list of all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of each Vasogen Company, the employees or former employees of each Vasogen Company, which are maintained by or binding upon such Vasogen Company or in respect of which such Vasogen Company has any actual or potential liability (including the Vasogen Employee Stock Option Plan and the Vasogen Director Stock Option Plan) (collectively, the “Vasogen Plans”). True, current and complete copies of the Vasogen Plans have been made available to the IPC Companies.

(ii)

Section 3.1(v) of the Vasogen Disclosure Letter also lists the general policies, procedures and work-related rules in effect with respect to the employees of each Vasogen Company, including but not limited to policies regarding holiday, sick leave, vacation, disability and death benefits, termination and severance pay, automobile allowances and rights to company-provided automobile and expense reimbursements (collectively, the “Other Vasogen Plans”).

(iii)

All of the Vasogen Plans are and have been, to the extent necessary, established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between a Vasogen Company and any employees or former employees who are members of, or beneficiaries under, the Vasogen Plans.

(iv)

All current obligations of each Vasogen Company regarding the Vasogen Plans and the Other Vasogen Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by each Vasogen Company under the terms of each Vasogen Plan, each Other Vasogen Plan or by applicable Laws in respect of the Vasogen Plans and the Other Vasogen Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable Vasogen Plan or Other Vasogen Plan.

	(v)	All vacation pay for employees of Vasogen is properly reflected and accrued in the books and accounts of Vasogen.
(vi)

Vasogen is in compliance with applicable workers’ compensation laws and regulations made pursuant thereto and is up-to-date in its payment of all premiums and there are no outstanding assessments, levies or penalties thereunder.

(vii)

Vasogen is up-to-date and in compliance with respect to all applicable employee and payroll deductions and remittances, including but not limited to, income tax, Canada Pension Plan, Employment Insurance and Employer Health Tax and there are no penalties, investigations, chargers or orders thereunder.

(w)

Compliance with Laws. Each Vasogen Company has complied, in all material respects, with and is not, in any material respect, in violation of any applicable Laws. No Vasogen Company or, to the knowledge of Vasogen, any of the directors, executives, representatives, agents or employees of any Vasogen Company, (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (iv) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(x)	Intellectual Property.
(i)

Section 3.1(x) of the Vasogen Disclosure Letter, to the knowledge of Vasogen lists and identifies pending Intellectual Property that is (A) owned by a Vasogen Company and that has been registered or applied for, (B) licensed by a Vasogen Company to a third party, or (C) licensed by a third party to a Vasogen Company.

(ii)

To the knowledge of Vasogen, all Intellectual Property owned by a Vasogen Company and that has been registered or applied for listed in Section 3.1(x) of the Vasogen Disclosure Letter has the status and ownership as listed therein.

(iii)

To its knowledge, none of the Vasogen Companies have received any claim, notice or threat in writing from any person (A) contesting the validity, enforceability, ownership or use of any material Intellectual Property used by a Vasogen Company in the conduct of its business, or (B) claiming infringement, misappropriation or other conflict with the rights of any person.

(iv)

Subject to Section 3.1(e), to the knowledge of Vasogen, no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any rights of any Vasogen Company in any Intellectual Property listed in Section 3.1(x) of the Vasogen Disclosure Letter.

(v)

To the knowledge of Vasogen, all current and former employees, agents and independent contractors of each Vasogen Company who are named inventors in a patent listed in Section 3.1(x) that may be material, if any, of the Vasogen Disclosure Letter (“Vasogen IP Participant”) have executed and delivered to such Vasogen Company a proprietary information agreement, pursuant to which, inter alia, such Vasogen IP Participant has assigned all of his rights in such Intellectual Property to such Vasogen Company and has agreed to keep confidential (except to the extent generally disclosed through no fault of the individual or at the consent of Vasogen) such Intellectual Property that is material, if any, and confidential. To the knowledge of Vasogen, no former or current Vasogen IP Participant has filed or in writing threatened any claim against any Vasogen Company related to any such Intellectual Property.

(y)

To the knowledge of Vasogen, no employee of any Vasogen Company is in default under, and the transactions contemplated by this Agreement will not result in a default of, any term of any employment contract, noncompetition arrangement or other agreement relating to any Intellectual Property listed in Section 3.1(x) of the Vasogen Disclosure Letter that may be material to this transaction, if any. To the knowledge of Vasogen, no employee, agent or independent contractor of any Vasogen Company, nor any third party is entitled to compensation by any Vasogen Company for any development or exploitation of such Intellectual Property, other than pursuant to subsisting policies of Vasogen or as otherwise disclosed.

(z)	Insurance.
	(i)	Each Vasogen Company maintains the policies or binders of insurance listed in Section 3.1(z) of the Vasogen Disclosure Letter.
(ii)

Section 3.1(z) of the Vasogen Disclosure Letter contains a description of all rights to indemnification now existing in favour of present or former officers and directors of each Vasogen Company that arise in connection with their serving as directors or officers of a Vasogen Company, except for any rights of indemnification that are included in Vasogen’s Organizational Documents.

(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Vasogen Company is covered by valid and currently effective insurance policies issued in favour of such Vasogen Company that it reasonably has determined to be commercially reasonable, taking into account the industries in which such Vasogen Company operates. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each insurance policy issued in favour of each Vasogen Company or pursuant to which it is a named insured or otherwise a beneficiary under an insurance policy:

		(A)	the policy is in full force and effect and all premiums due thereon have been paid;
(B)

such Vasogen Company is not in breach or default, and such Vasogen Company has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy;

		(C)	to the knowledge of Vasogen, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement;
		(D)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy; and
		(E)	there is no claim by such Vasogen Company pending under any such policy that has been denied or disputed by the insurer.
(aa)	Environment.
(i)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of Vasogen, each Vasogen Company is in compliance with all, and none of them have violated any, Environmental Laws;

(ii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) no Vasogen Company has Released, and, to the knowledge of Vasogen, no other person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any real property previously owned, leased or occupied or currently leased by a Vasogen Company; and (B), to the knowledge of Vasogen, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect any Vasogen Company under or related to any Environmental Law on, at, in, under or from any real property previously owned, leased or occupied, or currently leased by any Vasogen Company;

(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending claims or, to the knowledge of Vasogen, threatened claims, against any Vasogen Company arising out of any Environmental Laws;

	(iv)	No Lien in favour of a Governmental Entity arising under Environmental Laws is pending or, to the knowledge of Vasogen, threatened, affecting any Vasogen Company or any real property previously owned, leased or occupied or currently leased by a Vasogen Company, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and
(v)

No Vasogen Company is in possession of any material environmental assessments, reports, audits or other documents that relate to the current or past environmental condition of any real property previously owned, leased or occupied or currently leased by any Vasogen Company that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

The representations and warranties contained in this Section 3.1(aa) are the sole representations and warranties of Vasogen relating to compliance with the Environmental Laws.
(bb)	Employment Agreements.
	(i)	Except as disclosed in Section 3.1(bb) of the Vasogen Disclosure Letter, no Vasogen Company is a party to or bound or governed by:
		(A)	any agreement with any current or former director, officer or any other current or former employee of a Vasogen Company providing for payments in excess of $50,000annually;
(B)

any change of control agreement with any director, officer or employee or any written or, to the knowledge of Vasogen, oral agreement, arrangement or understanding providing for an existing retention, severance or termination compensation or benefits to any director, officer or employee; or

		(C)	any collective bargaining or union agreement.
Vasogen has made available to the IPC Companies current, correct and complete copies (or descriptions, where applicable) of the Contracts referred to in clauses (A) and (B) of this Section 3.1(bb)(i).
(ii)

There are no existing or, to the knowledge of Vasogen, threatened labour disputes, strikes, lock-outs, employee grievances, controversies or other labour troubles affecting any Vasogen Company or its business.

(iii)

There are no existing or, to the knowledge of Vasogen, threatened applications for certification, voluntary recognition, related employer, successor employer or union bargaining rights in respect of any Vasogen Company. No Vasogen Company is currently conducting negotiations with any labour union or employee association and, to the knowledge of Vasogen, during the period of three (3) years preceding the date of this Agreement there has been no attempt to organize, certify or establish any labour union or employee association in relation to any of the employees of any Vasogen Company.

(cc)	Vote Required.
(i)

The only vote of holders of securities of Vasogen necessary (under the Vasogen Organizational Documents and other applicable Laws) to approve the performance by Vasogen of its obligations set out in this Agreement, including the Arrangement, is subject to any requirements of the Interim Order, the Required Vote.

(ii)

There are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which any Vasogen Company is a party or, to the knowledge of Vasogen, with respect to any shares or other equity interests of any Vasogen Company or any other Contract relating to disposition, voting or dividends with respect to any equity securities of any Vasogen Company.

(dd)

No Collateral Benefit. No related party of Vasogen (within the meaning on Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions), either individually or together with such party’s associated entities, beneficially owns or exercised control or direction over 1% or more of the outstanding Vasogen Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such Rule) as a consequence of the transactions contemplated in this Agreement and the Merger Agreement, including the Arrangement and the Merger.

(ee)

Brokers. Except for the Financial Advisor, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, any Vasogen Company in connection with this Agreement, the Arrangement, the Merger Agreement or the Merger.

Section 3.2 Survival of Representations and Warranties

The representations and warranties of Vasogen contained in this Agreement will survive the Effective Time and will continue in full force and effect for a period of two (2) years following the Effective Time.

ARTICLE 4 - REPRESENTATIONS AND WARRANTIES OF IPC OPCO

Section 4.1 Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, IPC Opco is delivering to Vasogen the IPC Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to constitute an integral part of this Agreement and to supplement disclosure in respect of the representations and warranties of IPC Opco contained in this Agreement; provided that no disclosures set forth in the IPC Disclosure Letter will modify a particular representation and warranty of IPC Opco contained in this Agreement except for such disclosures, if any, as are set forth in the IPC Disclosure Letter under a Section heading that corresponds to the Section of this Agreement containing the particular representation and warranty or an appropriate cross-reference. IPC Opco represents and warrants to and in favour of Vasogen as follows and acknowledges that Vasogen is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Qualification. IPC Opco has been duly incorporated and organized and is a subsisting unlimited liability corporation under the laws of the Province of Nova Scotia and has the requisite corporate power and capacity to own its assets as now owned and to carry on its business as it is now being conducted. IPC Opco is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Correct, current and complete copies of the articles and memorandum of association, each as amended to date, of IPC Opco (collectively, the “IPC Opco Organizational Documents”) have been made available to Vasogen. IPC Opco is not in violation of the IPC Opco Organizational Documents in any material respect.

(b)

Authority Relative to this Agreement. IPC Opco has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by IPC Opco and the consummation by IPC Opco of the transactions contemplated by this Agreement have been duly authorized by the IPC Opco Board and the IPC Opco Shareholders, and no other corporate proceedings on the part of IPC Opco are necessary to authorize the execution and delivery by it of this Agreement or any agreement ancillary hereto and the consummation by it of the transactions contemplated hereby and thereby.

(c)

Enforceability. This Agreement has been duly and validly executed and delivered by IPC Opco and constitutes a legal, valid and binding obligation of IPC Opco enforceable against IPC Opco in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and general principles of equity.

(d)

No Violations. Subject to receipt of any consents, approvals or waivers set forth in Section 4.1(e) of the IPC Disclosure Letter, none of the execution and delivery of this Agreement by IPC Opco, the consummation of the transactions contemplated in this Agreement by IPC Opco or compliance by IPC Opco with any of its obligations under this Agreement will: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of IPC Opco or cause any Indebtedness of IPC Opco to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on IPC Opco under, any of the terms, conditions or provisions of (A) the IPC Opco Organizational Documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, Lease or other Contract to which IPC Opco is a party or to which its properties or assets may be subject or by which IPC Opco is bound; or (ii) subject to obtaining the Regulatory Approvals and except for complying with applicable corporate, competition and securities Laws, (A) violate any Law applicable to IPC Opco or any of its properties or assets; or (B) cause the suspension or revocation of any Permit currently in effect (except, in the case of clauses (i)(B) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, payments or other obligations which, or any Permits which, if suspended or revoked, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).

(e)

Required Consents. Except as set forth in Section 4.1(e) of the IPC Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any IPC Opco Material Contract to which IPC Opco is a party in connection with, and no change in any obligation or right under or in any term or condition of any such IPC Opco Material Contract will occur (and no right to cause any such change will arise) as a result of, the execution and delivery by IPC Opco of this Agreement, the performance by IPC Opco of its obligations hereunder and the completion of the transactions contemplated by this Agreement, including the Arrangement except for any consents, approvals or waivers which, if not given or received, would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(f)	Capitalization.
(i)

The authorized share capital of IPC Opco consists of 10,000,000,000 IPC Opco Common Shares, 10,850,000 IPC Opco Convertible Voting Shares and 10, 850,000 IPC Opco Exchangeable Shares. As of the close of business on July 31, 2009, there were issued and outstanding 15,190,000 IPC Opco Common Shares, 10,850,000IPC Opco Convertible Voting Shares and no IPC Opco Exchangeable Shares; since such date, IPC Opco has not issued any shares, and there has not been any split, combination or reclassification or redemption or repurchase of IPC Opco Shares; and there are outstanding no other shares of any class or series in the capital of IPC Opco.

(ii)

As of the close of business on July 31, 2009, an aggregate of up to 10,850,000 IPC Opco Exchangeable Shares were issuable upon the exercise of the IPC Opco Convertible Shares on material terms of which are set forth in Section 4.1(f) of the IPC Disclosure Letter; and, except as set forth above there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by IPC Opco of any shares of IPC Opco or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of IPC Opco.

(iii)

All outstanding IPC Opco Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all IPC Opco Exchangeable Shares issuable upon the exercise of rights under the IPC Opco Convertible Shares have been duly authorized and, upon issuance, will be duly authorized and validly issued as fully paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(iv)

Other than the IPC Opco Shares, there are no securities of IPC Opco outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the IPC Opco Shareholders on any matter. Except as contemplated by this Agreement, there are no outstanding contractual or other obligations of IPC Opco to (i) repurchase, redeem or otherwise acquire any of its securities (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, or (iii) provide any guarantee with respect to any person.

(g)

No Subsidiaries. IPC Opco does not, directly or indirectly, own or have any interest in any shares or other securities of any person, and IPC Opco does not have the option or any other entitlement to acquire any shares or other securities of any person.

(h)	Vasogen Shares. IPC Opco is not a registered or beneficial holder of any Vasogen Shares.
(i)	Shareholders and Similar Agreements. IPC Opco is not a party to any shareholder, pooling, voting trust or other similar agreement relating to any of the issued and outstanding shares of IPC Opco.
(j)

Reporting Status and Securities Laws Matters. IPC Opco is not a “reporting issuer” or equivalent under applicable Securities Laws and is in compliance in all material respects with all Securities Laws. To the knowledge of IPC Opco, no inquiry or investigation (formal or informal) of any Securities Authority, is in effect or ongoing or, to the knowledge of IPC Opco, expected to be implemented or undertaken.

Section 4.1(j) of the IPC Disclosure Letter contains a listing of all material correspondence between any Securities Authority and IPC Opco during the prior twelve (12) month period.
(k)

Reports. There have been no documents filed by or on behalf of IPC Opco on the System for Electronic Document Analysis and Retrieval (SEDAR) or on the Securities and Exchange Commission Filings and Forms (EDGAR), in either case including any exhibits attached thereto. No confidential disclosure has been made by or on behalf of IPC Opco with any Securities Authority or Exchange which has not been disclosed to the Parties in writing.

(l)

Absence of Undisclosed Liabilities. Except to the extent reflected or reserved in the IPC US Financial Statements or incurred in the ordinary course since June 30, 2009, IPC Opco has not incurred any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) in an amount exceeding $15,000 individually or in the aggregate.

(m)	Books and Records.
(i)

The corporate records and minute books of IPC Opco, all of which have been made available to Vasogen, have been maintained in accordance with all applicable Laws in all material respects and the minute books of IPC Opco are complete and accurate in all material respects.

	(ii)	Financial books and records and accounts of IPC Opco in all material respects:
		(A)	have been maintained in accordance with good business practices on a basis consistent with prior years; and
		(B)	are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of IPC Opco.
(n)	Absence of Certain Changes. Except as set out in Section 4.1(n) of the IPC Disclosure Letter, since June 30, 2009:
	(i)	IPC Opco has conducted its business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement; and
	(ii)	there has been no Material Adverse Effect or any event or occurrence that would be reasonably expected to have a Material Adverse Effect.

IPC Opco has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to IPC Opco, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by Canadian generally accepted accounting principles to be set forth in a balance sheet of IPC Opco or in the notes thereto, which individually or in the aggregate has not been reflected in the consolidated balance sheet of IPC US dated June 30, 2009 that is part of the IPC US Financial Statements, other than liabilities, indebtedness or obligations incurred by IPC Opco in the ordinary course of business since the date of such balance sheet in an amount exceeding $15,000 individually or in the aggregate.

(o)

Litigation. Except as set out in Section 4.1(o) of the IPC Disclosure Letter, there are no claims, actions, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “IPC Opco Legal Actions”) commenced or, to the knowledge of IPC Opco, pending or threatened, against (i) IPC Opco or against any of IPC Opco’s property or assets at law or in equity before or by any Governmental Entity or (ii) any director or officer of IPC Opco or any IPC Opco Employee, which IPC Opco Legal Actions would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither IPC Opco nor its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(p)	Taxes.
(i)

IPC Opco has, (A) duly and timely filed, or caused to be filed, all material Returns required to be filed by it prior to the date hereof and all such Returns are true, complete and correct in all material respects; (B) paid in full, within the prescribed time limits, all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, and in the case of any Taxes which were not payable by IPC Opco as of the Effective Time but which will become payable after the Effective Time in respect of a period that commenced prior to the Effective Time, accruals therefor will be made in conformity with generally accepted accounting principles in the books and records of IPC Opco; (C) duly and timely withheld, or caused to be withheld, all Taxes required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Governmental Entity such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;
(ii)

the unpaid Taxes of IPC Opco did not, as of the date of the IPC US Financial Statements prepared in respect of the interim period ended September 30, 2008, exceed the estimated reserves and provisions for Taxes accrued but not yet due and payable as reflected in such IPC US Financial Statements;

(iii)

no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted which remain unresolved, and no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of IPC Opco, threatened, against IPC Opco or any of its assets, except, in each case, as disclosed or provided for in the IPC US Financial Statements;

(iv)

there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Return or any payment of any Taxes by, IPC Opco and Canadian federal and provincial income tax assessments have been issued to IPC Opco covering all past periods up to and including the fiscal year ended December 31, 2007;

(v)

there are no Liens (other than Liens for Taxes not yet due and payable or Liens for income and similar Taxes that are being contested in good faith and for which IPC Opco has made adequate provision in accordance with generally accepted accounting principles) for Taxes upon any of the assets of IPC Opco;

(vi)

IPC Opco is in compliance with all applicable Laws, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among related taxpayers;

(vii)

IPC Opco is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation, and has no liability for Taxes of any person (other than IPC Opco) as a transferee or successor, by contract, or otherwise;

(viii)	IPC Opco has made available to the Vasogen complete and accurate copies of all Returns which it was required to file in respect of the three fiscal years of IPC Opco ending prior to the date hereof;
(ix)

to the knowledge of IPC Opco, no claim has been made by a Governmental Entity in any jurisdiction in which IPC Opco does not file Returns that IPC Opco is or may be liable for Taxes in such jurisdiction;

	(x)	IPC Opco has, at all relevant times, been and is a taxable Canadian corporation within the meaning of subsection 89(1) of the Tax Act;
(xi)

there are no amounts outstanding and unpaid for which IPC Opco has previously claimed a deduction under the Tax Act. In this respect, there are no circumstances existing which could result in the application of any of sections 78 to 80.04 of the Tax Act or any equivalent provincial Tax legislation to IPC Opco and give rise to a liability on the part of IPC Opco for Taxes;

	(xii)	except as set out in Section 4.1(p) of the IPC Disclosure Letter, IPC Opco has not received any requirement pursuant to section 224 of the Tax Act which remains unsatisfied in any respect; and
	(xiii)	IPC Opco is duly registered under Part IX of the Excise Tax Act (Canada) with respect to the goods and services tax and the registration number is 85599 7086 RT0001.
(q)	Real Property. Except as set out in Section 4.1(q) of the IPC Disclosure Letter,
	(i)	Owned Real Property
None of the IPC Companies own any real property.
	(ii)	Leased Property
(A)

Section 4.1(q) of the IPC Disclosure Letter lists all IPC Opco Leases or agreements to lease (collectively, the “IPC Opco Leases”) under which IPC Opco leases or has the option to lease any real or immovable property (collectively, the “IPC Opco Leased Real Property”). Current, complete and correct copies of all IPC Opco Leases have been made available to Vasogen;

(B)

IPC Opco is exclusively entitled to all rights and benefits as lessee under the IPC Opco Leases, and IPC Opco has not sublet, assigned, licensed or otherwise conveyed any rights in the IPC Opco Leased Real Property or in the IPC Opco Leases to any other person;

(C)

the IPC Opco Leases are in all material respects in good standing, create good and valid leasehold estates in the IPC Opco Leased Real Property and are in full force and effect without amendment. With respect to the IPC Opco Leases (i) all rents, additional rents and other obligations required to be paid or performed thereunder have been duly paid and performed, (ii) no waiver, indulgence or postponement of the lessee's obligations and other obligations required to be paid or performed has been granted by the lessors, (iii) there exists no event of default or event, occurrence, condition or act (including consummation of the Arrangement) which, with the giving of notice, the lapse of time or both, would become a default under the IPC Opco Leases, and (iv) to the knowledge of IPC Opco, all of the covenants to be performed by any other party under the IPC Opco Leases have been fully performed;

(D)

to the knowledge of IPC Opco, the use by IPC Opco of the IPC Opco Leased Real Property is not in breach of any building, zoning or other statute, by-law, ordinance, regulation, covenant, restriction or official plan, and IPC Opco has adequate rights of ingress and egress for the operation of its business in the ordinary course except any use by IPC Opco or lack of rights which would not, individually or in the aggregate, have a Material Adverse Effect; and

(E)

to the knowledge of IPC Opco, the IPC Opco Leased Real Property and all buildings and improvements thereon are in good operating condition and repair, subject to normal wear and tear. To IPC Opco’s knowledge, there are no latent defects of adverse physical conditions affecting any IPC Opco Leased Real Property or the buildings or improvements thereon, other than those that would not, individually or in the aggregate, have a Material Adverse Effect.

(r)

Personal Property. Except for the IPC Opco Permitted Encumbrances, IPC Opco has good and valid title to, or a valid and enforceable leasehold interest in, all tangible personal property owned or leased, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. IPC Opco’s ownership of or leasehold interest in any such personal property is not subject to any Liens, except for Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(s)	Contracts.
	(i)	Section 4.1(s) of the IPC Disclosure Letter contains a list of the following Contracts, correct, current and complete copies of which have been made available to the Vasogen:
		(A)	Contracts under which:
(I)

IPC Opco is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any other person involving payment by IPC Opco of more than $15,000 on an annual basis; or

(II)

IPC Opco is a lessor or sublessor of, or makes available for use by any other person, any tangible personal property owned or leased by IPC Opco, involving payment to IPC Opco of more than $15,000 on an annual basis;

(B)

licences to or from any third parties of any Intellectual Property that is material to the businesses of IPC Opco and involving payment by or to IPC Opco of more than $15,000 on an annual basis (other than commercially-available off-the shelf shrink wrap or click wrap) software licensed to IPC Opco together with all support, maintenance, development, escrow and other agreements related thereto;

(C)

any Contract under which Indebtedness of IPC Opco is outstanding or may be incurred or pursuant to which any property or asset of IPC Opco is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness by IPC Opco or the incurrence of Liens on or the transfer of any properties of IPC Opco where the amount of such Indebtedness, mortgage, pledge or Lien exceeds $15,000;

	(D)	Contracts under which IPC Opco has directly or indirectly guaranteed indebtedness, liabilities or obligations (including the performance of any obligation) of any other person;
(E)

any Contract made outside the ordinary course of IPC Opco’s business and providing for the sale, purchase or exchange of, or option to sell, purchase or exchange, any property or asset where the sale price, purchase price or agreed value or fair value of such property exceeds $15,000;

	(F)	IPC Opco’s drug development agreements, joint venture agreements; strategic alliance agreements, licence or commercial rate agreements or any similar agreements with any third parties; and
	(G)	any Contract which is material to IPC Opco;
(the Contracts described in clauses (A) through (G), together with all exhibits and schedules thereto and, collectively, with the IPC Opco Leases being, the “IPC Opco Material Contracts”).
(ii)

Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither IPC Opco nor, to the knowledge of IPC Opco, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any IPC Opco Material Contract and IPC Opco has not (A) received or given any notice of default which remains uncured or (B) received or given any notice of cancellation or termination of any IPC Opco Material Contract. To the knowledge of IPC Opco, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of an IPC Opco Material Contract or give rise to any right to cancel or terminate any IPC Opco Material Contract.

(t)

Restrictions on Business Activities. Except as set out in Section 4.1(t) of the IPC Disclosure Letter, there is no agreement, judgment, injunction, order or decree or Law binding upon IPC Opco that purports to have, has or could reasonably be expected to have or (including following the transactions contemplated by this Agreement), the effect of prohibiting, restricting or impairing: (a) any business practice of IPC Opco; (b) any acquisition of any business or property by IPC Opco; (c) the ability of IPC Opco to solicit or engage any customers; (d) the ability of IPC Opco incur or guarantee Indebtedness; or (e) the nature of the business which may be conducted by IPC Opco or the manner or geographic area in which all or a material portion of the business of IPC Opco may be conducted.

(u)

Permits. To the knowledge of IPC Opco, IPC Opco has obtained and is in compliance with all Permits required by applicable Laws necessary to, lease the IPC Opco Leased Real Property and conduct its businesses as it is now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(v)	Employee Benefits.
(i)

Section 4.1(v) of the IPC Disclosure Letter contains a list of all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of IPC Opco, IPC Opco Employees or former IPC Opco Employees, which are maintained by or binding upon IPC Opco or in respect of which IPC Opco has any actual or potential liability (collectively, the “IPC Opco Plans”). True, current and complete copies of the IPC Opco Plans have been made available to Vasogen.

(ii)

Section 4.1(v) of the IPC Disclosure Letter also lists the general policies, procedures and work-related rules in effect with respect to employees of IPC Opco, including but not limited to policies regarding holiday, sick leave, vacation, disability and death benefits, termination and severance pay, automobile allowances and rights to company-provided automobiles and expense reimbursements (collectively, the “Other IPC Opco Plans”).
(iii)

All of the IPC Opco Plans are and have been, to the extent necessary, established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between IPC Opco and any IPC Opco Employee and former IPC Opco Employee who are members of, or beneficiaries under, the IPC Opco Plans.

(iv)

All current obligations of IPC Opco regarding the IPC Opco Plans and the Other IPC Opco Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by IPC Opco under the terms of each IPC Opco Plan, each Other Plan or by applicable Laws in respect of the IPC Opco Plans and the Other IPC Opco Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable IPC Opco Plan or Other IPC Opco Plan.

(v)	All vacation pay for employees of IPC Opco is properly reflected and accrued in the books and accounts of IPC Opco.
(vi)

Except as set out in Section 3.1(v) of the IPC Disclosure Letter, since May 31, 2008, except in the ordinary course of business or as required by law and consistent with the IPC Opco’s past practices, there have been no material increases or decreases in staffing levels of IPC Opco and there have been no material changes to the terms and conditions of employment of any employees of IPC Opco, including their salaries, remuneration and any other payments to them, and there have been no material changes in any remuneration payable or benefits provided to any officer, director, consultant, independent or dependent contractor or agent of IPC Opco, and IPC Opco has not agreed or otherwise become committed to change any of the foregoing since that date.

(vii)

IPC Opco is in compliance in all material respects with application health and safety legislation and regulations made pursuant thereto and there are no outstanding claims, investigations, prosecutions, charges or orders thereunder.

(viii)

IPC Opco is in compliance with applicable workers’ compensation laws and regulations made pursuant thereto and is up-to-date in its payment of all premiums and there are no outstanding assessments, levies or penalties thereunder.

(ix)

IPC Opco is up-to-date and in compliance with respect to all applicable employee and payroll deductions and remittances, including but not limited to, income tax, Canada Pension Plan, Employment Insurance and Employer Health Tax and there are no penalties, investigations, chargers or orders thereunder.

(w)

Compliance with Laws. IPC Opco has complied, in all material respects, with and is not, in any material respect, in violation of any applicable Laws. None of IPC Opco or, to the knowledge of IPC Opco, any of its directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (iv) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(x)	Intellectual Property.
(i)

IPC Opco owns all right, title and interest in and to, has licensed or is otherwise lawfully authorized to use all Intellectual Property that is material or necessary to the conduct of IPC Opco’s business, as currently conducted, free and clear of any Liens other than the IPC Opco Permitted Encumbrances. No royalties or fees (licenses or otherwise) are payable by IPC Opco to any Person by reason of the ownership or use of any Intellectual Property.

(ii)

Section 4.1(x) of the IPC Disclosure Letter lists and identifies all material Intellectual Property that is (A) owned by IPC Opco and that has been registered or applied for, (B) licensed by IPC Opco to a third party, or (C) licensed by a third party to IPC Opco. All such Intellectual Property is sufficient for conducting the business, as currently conducted, of IPC Opco.

(iii)

To the knowledge of IPC Opco, all material Intellectual Property owned and/or used by IPC Opco in the conduct of its business is valid, subsisting and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally) and, subject to the subsisting intellectual property policies of IPC Opco and consistent with past practice, IPC Opco has taken reasonable measures (A) to protect such Intellectual Property against infringement and misappropriation by third parties, and (B) to preserve, maintain and enforce IPC Opco’s rights in such Intellectual Property, and the validity and enforceability thereof and all such licenses are in full force and effect in accordance with the terms written therein and IPC Opco is not in default of any such license. Subject to the subsisting intellectual property policies of

IPC Opco and consistent with past practice, IPC Opco is up-to-date, in all material respects with all material filings, payments and formalities required to be carried out in order to ensure that such Intellectual Property owned by IPC Opco is maintained in good standing and that IPC Opco has the recorded ownership of such material Intellectual Property, and, to the knowledge of IPC Opco, there are no material defects in such formalities that would materially prevent the enforcement of such rights against third parties or result in the invalidity, loss, lapse, abandonment or expiration of such rights (other than Intellectual Property expiring at the end of its applicable statutory term).

(iv)

IPC Opco has not received any claim, notice or threat in writing from any person (A) contesting the validity, enforceability, ownership or use of any Intellectual Property used by IPC Opco in the conduct of its business, or (B) claiming infringement, misappropriation or other conflict with the rights of any person arising from the operation or conduct of IPC Opco’s business as currently operated or conducted. To the knowledge of IPC Opco, the operation or conduct of IPC Opco’s business does not infringe or misappropriate any Intellectual Property of any person. To the knowledge of IPC Opco, no person is infringing or misappropriating any material Intellectual Property owned and used by IPC Opco in the conduct of its business.

(v)

Subject to Section 4.1(e), no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any rights of IPC Opco in any material Intellectual Property held or used by IPC Opco in the conduct of its business.

(vi)

All computer hardware and its associated firmware and operating systems, application software, database engines, technology infrastructure and other computer systems used in connection with the conduct of the business, as currently conducted, of IPC Opco (collectively, the “IPC Opco Technology”) are reasonably sufficient for conducting the business, as currently conducted, of IPC Opco.

(vii)

IPC Opco owns, has leased or licensed or is otherwise lawfully authorized in respect of all IPC Opco Technology in such manner as to permit the use of same as used to date in the business of IPC Opco as currently conducted.

(viii)

In the last twelve (12) months, IPC Opco has not experienced any material disruption, interruption, outage, bugs or breakdowns that have caused the substantial disruption or interruption in or to the use of the IPC Opco Technology in any material respect.

(ix)

All current and former employees, agents and independent contractors of IPC Opco who have materially contributed to or participated in the conception and development of any Intellectual Property used by IPC Opco in the conduct of its business (“IPC Opco IP Participant”) have executed and delivered to IPC Opco a proprietary information agreement, pursuant to which, inter alia, such IPC Opco IP Participant has, except as set out in Section 4.1(x) of the IPC Disclosure Letter, (I) assigned or waived, as the case may be, all of his rights in such Intellectual Property to IPC Opco, and (II) agreed to keep confidential (except to the extent generally disclosed through no fault of the individual) such Intellectual Property. No former or current IPC Opco IP Participant (A) has filed or in writing threatened any claim against IPC Opco related to any such Intellectual Property; or (B) to the knowledge of IPC Opco, has any registrations issued or applications pending for any Intellectual Property used or needed by IPC Opco which have not been assigned to IPC Opco.

(x)

The transactions contemplated by this Agreement will not result in a default of, and to the knowledge of IPC Opco, no employee of IPC Opco is in default under, any term of any employment contract, noncompetition arrangement or other agreement relating to any Intellectual Property owned and used by IPC Opco in the conduct of its business. No employee, agent or independent contractor of IPC Opco, nor any third party (A) is entitled to compensation by IPC Opco for any development or exploitation of such Intellectual Property, other than pursuant to subsisting policies of IPC Opco, or (B) has been granted any right to develop or exploit any such Intellectual Property that is inconsistent with IPC Opco’s use of same in the conduct of the business of IPC Opco as currently conducted.

(xi)

IPC Opco has taken reasonable measures to protect and preserve the confidentiality of, all material confidential information, trade secrets, know how and other non-patented proprietary information of IPC Opco and to protect and preserve its rights to all copyrighted material, confidential information, trade secrets, know how and other non-proprietary information relating to the business of IPC Opco and developed or acquired by IPC Opco’s directors, officers, employees and consultants, including without limitation the procurement of proprietary invention assignments and non-disclosure and non-competition agreements from directors, officers, employees, consultants, subcontractors and other persons who have access to such information or materials.

(xii)

IPC Opco has not received and is not aware of any written notice to IPC Opco, or to any person with or for which IPC Opco is currently developing any Products of IPC Opco, from the US FDA, Health Canada or other applicable Governmental Authority (including any regulatory body) in the world which could furnish a basis for the delay in approval, withdrawal, suspension, cancellation or non-renewal of any application, registration, license, permit or other governmental approval or consent of any applicable Governmental Authority issued to IPC Opco with respect to any component of any product being developed by, or that is material to and used by, IPC Opco or its Subsidiaries, other than as has been disclosed in the IPC Disclosure Letter. Neither the execution, delivery nor performance of this Agreement by IPC Opco will adversely affect the status of any of the Governmental Authorizations. There have been no recalls required by any Governmental Entity of the Products of IPC Opco.

(xiii)

Without limiting the generality of the representations and warranties made in paragraph (xii) above, IPC Opco represents and warrants that, to its knowledge: (i) IPC Opco is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its products, product candidates and activities and to corresponding legislation and regulations in all other applicable jurisdictions, including without limitation, to those of the United States; (ii) all adverse events that were required to be reported by IPC Opco to Health Canada and to corresponding foreign Governmental Authorities (including any regulatory body), including the United States Food and Drug Administration, have been reported to Health Canada, and said corresponding foreign Governmental Authority (including any regulatory body) in a timely manner; and (iii) all stability studies required to be performed by or on behalf of IPC Opco for products used by IPC Opco have been completed or are ongoing in accordance with the applicable Governmental Authority (including any regulatory body), including the United States, requirements and to the requirements of the applicable foreign jurisdictions; and (iv) all GMP (“good manufacturing practices”) requirements have been and continue to be complied with in the relevant jurisdictions in all material respects where IPC Opco is conducting activities and no written notice has been received by IPC Opco from any applicable Governmental Authority (including any regulatory body) that would require product recalls of its Products or that would affect any of its registrations or licenses or applications therefore in any material respect that has not been disclosed in the IPC Disclosure Letter.

(y)	Insurance.
	(i)	IPC Opco maintains policies or binders of insurance as are listed in Section 4.1(y) of the IPC Disclosure Letter.
(ii)

Section 4.1(y) of the IPC Disclosure Letter contains a description of all rights to indemnification now existing in favour of present or former officers and directors of IPC Opco that arise in connection with their serving as directors or officers of IPC Opco, except for any rights of indemnification that are included in IPC Opco’s Organizational Documents.

(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, IPC Opco is covered by valid and currently effective insurance policies issued in favour of IPC Opco that IPC Opco reasonably has determined to be commercially reasonable, taking into account the industries in which IPC Opco operates. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each insurance policy issued in favour of IPC Opco or pursuant to which IPC Opco is a named insured or otherwise a beneficiary under an insurance policy:

		(A)	the policy is in full force and effect and all premiums due thereon have been paid;
(B)

IPC Opco is not in breach or default, and IPC Opco has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy;

		(C)	to the knowledge of IPC Opco, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement;
		(D)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy; and
		(E)	except as set out in Section 4.1(y) of the IPC Disclosure Letter, there is no claim by IPC Opco pending under any such policy that has been denied or disputed by the insurer.
(z)	Environment.
(i)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of IPC Opco, IPC Opco is in compliance with all, and has not violated any, Environmental Laws;

(ii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) IPC Opco has not Released, and, to the knowledge of IPC Opco, no other person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any real property previously owned, leased or occupied or currently leased by IPC Opco and (B), to the knowledge of IPC Opco, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect IPC Opco under or related to any

Environmental Law on, at, in, under or from any real property previously owned, leased or occupied, or currently leased by IPC Opco;
(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending claims or, to the knowledge of IPC Opco, threatened claims, against IPC Opco arising out of any Environmental Laws;

(iv)

No Lien in favour of a Governmental Entity arising under Environmental Laws is pending or, to the knowledge of IPC Opco, threatened, affecting IPC Opco or any real property previously owned , leased or occupied or currently leased by IPC Opco, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(v)

IPC Opco is not in possession of any material environmental assessments, reports, audits or other documents that relate to the current or past environmental condition of any real property previously owned, leased or occupied or currently leased by IPC Opco that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

	(vi)	To the knowledge of IPC Opco, there is no underground or above ground storage tank at, in, on or under the buildings, facilities or real properties currently leased or occupied by IPC Opco; and
(vii)

To the knowledge of IPC Opco, there are no conditions that directly or indirectly relate to environmental matters or to the condition of the soil or groundwater that would adversely affect IPC Opco in a material manner (whether at, in, on or below any real property currently or previously owned, leased or occupied by IPC Opco).

The representations and warranties contained in this Section 4.1(z) are the sole representations and warranties of IPC Opco relating to compliance with the Environmental Laws.
(aa)	Employment Agreements.
	(i)	Except as disclosed in Section 4.1(aa) of the IPC Disclosure Letter, IPC Opco is not a party to or bound or governed by:
(A)

any agreement with any current or former director of IPC Opco, any officer of IPC Opco or any other current or former employee providing for payments in excess of $50,000 annually (excluding commissions and bonuses);

		(B)	any change of control agreement with any director, officer or employee or any written or, to the knowledge of IPC Opco, oral agreement, arrangement or understanding providing for an existing retention, severance or termination compensation or benefits to any director, officer or employee; or
		(C)	any collective bargaining or union agreement.
IPC Opco has made available to Vasogen current, correct and complete copies (or descriptions, where applicable) of the Contracts referred to in clauses (A) and (B) of this Section 4.1(aa)(i).
	(ii)	There are no existing or, to the knowledge of IPC Opco, threatened labour disputes, strikes, lock-outs, employee grievances, controversies or other labour troubles affecting IPC Opco or its business.
(iii)

There are no existing or, to the knowledge of IPC Opco, threatened applications for certification, voluntary recognition, related employer, successor employer or union bargaining rights in respect of IPC Opco. IPC Opco is not currently conducting negotiations with any labour union or employee association and to the knowledge of IPC Opco, during the period of three years preceding the date of this Agreement there has been no attempt to organize, certify or establish any labour union or employee association in relation to any of the employees of IPC Opco.

(bb)	Vote Required.
(i)

The only vote of holders of securities of IPC Opco necessary (under the IPC Opco Organizational Documents and other applicable Laws) to approve the performance by IPC Opco of its obligations set out in this Agreement is the approval of the shareholders and the board of directors of IPC Opco.

(ii)

There are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which IPC Opco is a party or, to the knowledge of IPC Opco, with respect to any shares or other equity interests of IPC Opco or any other Contract relating to disposition, voting or dividends with respect to any equity securities of IPC Opco.

(cc)

No Collateral Benefit. No related party of IPC Opco (within the meaning on Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions), either individually or together with such party’s associated entities, beneficially owns or exercised control or direction over 1% or more of the outstanding IPC Opco Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of such Rule) as a consequence of the transactions contemplated this Agreement, including the Arrangement.

(dd)

Brokers. Except as described in Section 4.1(dd), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, IPC Opco in connection with this Agreement or the Arrangement.

Section 4.2 Survival of Representations and Warranties

The representations and warranties of IPC Opco contained in this Agreement will survive the Effective Time and will continue in full force and effect for a period of two (2) years following the Effective Time.

ARTICLE 5 - REPRESENTATIONS AND WARRANTIES OF IPC US

Section 5.1 Representations and Warranties

Contemporaneously with the execution and delivery of this Agreement, IPC US, together with the other IPC Companies, is delivering to Vasogen the IPC Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to constitute an integral part of this Agreement and to supplement disclosure in respect of the representations and warranties of IPC US contained in this Agreement; provided that no disclosures set forth in the IPC Disclosure Letter will modify a particular representation and warranty of IPC US contained in this Agreement except for such disclosures, if any, as are set forth in the IPC Disclosure Letter under a Section heading that corresponds to the Section of this Agreement containing the particular representation and warranty or an appropriate cross-reference. IPC US represents and warrants to and in favour of Vasogen as follows and acknowledges that Vasogen is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

IPC US Board Approval. As of the date hereof, the IPC US Board, after consultation with its financial and legal advisors, has determined that the Merger is fair to the IPC US Shareholders and is in the best interests of IPC US and has resolved to recommend to the IPC US Shareholders that they vote their IPC US Shares in favour of the IPC US Merger Resolution. The IPC US Board has approved the Merger and the execution and performance of this Agreement.

(b)

Organization and Qualification. IPC US is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and capacity to own its assets as now owned and to carry on its business as it is now being conducted. IPC US is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered, authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Correct, current and complete copies of the articles of incorporation and by-laws, or the equivalent thereof, each as amended to date, of IPC US (collectively, the “IPC US Organizational Documents”) have been made available to Vasogen. IPC US is not in violation of the IPC US Organizational Documents in any material respect.

(c)

Authority Relative to this Agreement and the Merger Agreement. IPC US has the requisite corporate power and capacity to enter into this Agreement and the Merger Agreement and to carry out its obligations hereunder and thereunder. The execution and delivery of this Agreement and the Merger Agreement by IPC US and, subject to approval of stakeholders at the IPC US Meeting, the consummation by IPC US of the transactions contemplated by this Agreement and the Merger Agreement have been duly authorized by the IPC US Board.

(d)

Enforceability. This Agreement has been duly and validly executed and delivered by IPC US and constitutes a legal, valid and binding obligation of IPC US enforceable against IPC US in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and general principles of equity.

(e)

No Violations. Subject to receipt of any consents, approvals or waivers set forth in Section 5.1(f) of the IPC Disclosure Letter, none of the execution and delivery of this Agreement or the Merger Agreement by IPC US, the consummation of the Arrangement or the Merger by IPC US or compliance by IPC US with any of its obligations under this Agreement or the Merger Agreement will: (i) violate, conflict with, or result in a breach of any provision of, or constitute a default (or an event which with or without notice or lapse of time or both, would constitute a default) under, or result in a right of termination or acceleration under, or result in the creation of any Lien upon, any of the properties or assets of IPC US or cause any Indebtedness of IPC US to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on IPC US under, any of the terms, conditions or provisions of (A) the IPC US Organizational Documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Lien, Lease or other Contract to which IPC US is a party or to which its properties or assets may be subject or by which IPC US is bound; or (ii) subject to obtaining the Regulatory Approvals and the IPC US Required Vote and except for complying with applicable corporate, competition and securities Laws, (A) violate any Law applicable to IPC US or any of its properties or assets; or (B) cause the suspension or revocation of any Permit currently in effect (except, in the case of clauses (i)(B) and (ii) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Liens, payments or other obligations which, or any Permits which, if suspended or revoked, would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect).

(f)

Required Consents. Except as set forth in Section 5.1(f) of the IPC Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any IPC US Material Contract to which IPC US is a party in connection with, and no change in any obligation or right under or in any term or condition of any such IPC US Material Contract will occur (and no right to cause any such change will arise) as a result of, the execution and delivery by IPC US of this Agreement and the Merger Agreement, the performance by IPC US of its obligations hereunder and thereunder, and the completion of the transactions contemplated by this Agreement and the Merger Agreement, including the Arrangement and the Merger, except for any consents, approvals or waivers which, if not given or received, would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(g)	Capitalization.
(i)

The authorized share capital of IPC US consists of 40,000,000 IPC US Common Shares and 20,000,000 IPC US Preferred Shares, of which 10,850,000 are designated as Special Voting Shares. As of the close of business on May 31, 2009, there were issued and outstanding 10,850,000 Special Voting Shares and 6,023,944 IPC US Common Shares of which 1,884,878 are IPC US Free Shares and 4,139,066 are IPC US Restricted Shares; since such date, IPC US has not issued any shares, and there has not been any split, combination or reclassification or redemption or repurchase of IPC US Shares; and there are outstanding no other shares of any class or series in the capital of IPC US.

(ii)

As of the close of business on May 31, 2009, an aggregate of up to 5,042,259 IPC US Common Shares were issuable upon the exercise of the IPC US Options, the type, exercise prices, expiration dates and other material terms of which are set forth in Section 5.1(g) of the IPC Disclosure Letter; and, except as set forth above, there are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by IPC US of any shares of IPC US (including IPC US Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of IPC US.

(iii)

All outstanding IPC US Shares have been duly authorized and validly issued, are fully paid and non-assessable, and all IPC US Shares issuable upon the exercise of rights under the IPC US Options have been duly authorized and, upon issuance, will be duly authorized and validly issued as fully paid and non-assessable and are not and will not be subject to, or issued in violation of, any pre-emptive rights.

(iv)

Other than the IPC US Shares and the IPC US Options, there are no securities of IPC US outstanding which have the right to vote generally (or are convertible into or exchangeable for securities having the right to vote generally) with the IPC US Shareholders on any matter. Except as contemplated by the IPC US Merger Agreement, there are no outstanding contractual or other obligations of IPC US to (i) repurchase, redeem or otherwise acquire any of its securities (ii) make any investment in or provide any funds to (whether in the form of a loan, capital contribution or otherwise) any person, or (iii) provide any guarantee with respect to any person.

(h)

No Subsidiaries. Except as set out in Section 5.1(h) of the IPC Disclosure Letter, IPC US does not, directly or indirectly, own or have any interest in any shares or other securities of any person, and IPC US does not have the option or any other entitlement to acquire any shares or other securities of any person.

(i)	Vasogen Shares. IPC US is not a registered or beneficial holder of any Vasogen Shares.
(j)

Shareholders and Similar Agreements. Except as set out in Section 5.1(j) of the IPC Disclosure Letter, IPC US is not a party to any shareholder, pooling, voting trust or other similar agreement relating to any of the issued and outstanding shares of IPC US.

(k)

Reporting Status and Securities Laws Matters. IPC US is not a “reporting issuer” under applicable Securities Laws and is in compliance in all material respects with all Securities Laws. To the knowledge of IPC US, no inquiry or investigation (formal or informal) of any Securities Authority has been undertaken since September 1, 2004 or is currently in effect or ongoing. Section 5.1(k)of the IPC Disclosure Letter contains a listing of all material correspondence between any Securities Authority and IPC US during the prior twelve (12) month period and in respect of the contemplated or attempted registration of any securities of any IPC Company pursuant to any Securities Laws.

(l)

Reports. The documents comprising IPC US’s Public Disclosure Record did not at the time filed or, at the time of filing any amendment thereto with Securities Authorities contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, not misleading in light of the circumstances under which they were made. IPC US has not filed any confidential material change report with any Securities Authority or the Exchange which at the date hereof remains confidential.

(m)

IPC US Financial Statements. IPC US’s audited consolidated financial statements of IPC US as at and for the fiscal years ended December 31, 2006, December 31, 2007 and December 31, 2008 (including the notes thereto), IPC US’s unaudited consolidated financial statements of IPC US for the six months ended June 30, 2009  (including the notes thereto) delivered to Vasogen prior to the execution of this Agreement (collectively, the “IPC US Financial Statements”):

(i)

were prepared in accordance with US generally accepted accounting principles on a basis consistent with previous fiscal years (or comparable periods) except as otherwise indicated in such financial statements and the notes thereto or in the related report of IPC US’s independent auditors; and

(ii)

fairly present in all material respects the financial condition, results of operations and cash flows of IPC US as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments).

There has been no material change in IPC US’s accounting policies, except as described in the notes to the IPC US Financial Statements, since June 30, 2009.
(n)

Absence of Undisclosed Liabilities. Except to the extent reflected or reserved in the IPC US Financial Statements or incurred in the ordinary course since May 31, 2009, IPC US has not incurred any outstanding indebtedness or any liabilities or obligations (whether accrued, absolute, contingent or otherwise) in an amount exceeding $15,000 individually or in the aggregate.

(o)	Books and Records.
(i)

The corporate records and minute books of IPC US, all of which have been made available to Vasogen, have been maintained in accordance with all applicable Laws in all material respects and the minute books of IPC US are complete and accurate in all material respects.

	(ii)	Financial books and records and accounts of IPC US in all material respects:
		(A)	have been maintained in accordance with good business practices on a basis consistent with prior years; and
		(B)	are stated in reasonable detail and accurately and fairly reflect the transactions and dispositions of assets of IPC US.
(p)	Absence of Certain Changes. Except as set out in Section 5.1(p) of the IPC Disclosure Letter, since May 31, 2009:
	(i)	IPC US has conducted its business in the ordinary course of business consistent with past practice, except for the transactions contemplated by this Agreement; and
	(ii)	there has been no Material Adverse Effect or any event or occurrence that would be reasonably expected to have a Material Adverse Effect.

IPC US has no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to IPC US, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by US generally accepted accounting principles to be set forth in a balance sheet of IPC US or in the notes thereto, which individually or in the aggregate has not been reflected in the balance sheet of IPC US dated September 30, 2008 that is part of the IPC US Financial Statements, other than liabilities, indebtedness or obligations incurred by IPC US in the ordinary course of business since the date of such balance sheet in an amount exceeding $15,000 individually or in the aggregate.

(q)

Litigation. Except as set out in Section 5.1(q) of the IPC Disclosure Letter, there are no claims, actions, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations (collectively, “IPC US Legal Actions”) commenced or, to the knowledge of IPC US, pending or threatened, against (i) IPC US or against any of IPC US’s property or assets at law or in equity before or by any Governmental Entity or (ii) any director or officer of IPC US or any IPC US Employee, which IPC US Legal Actions would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Neither IPC US nor its assets or properties is subject to any outstanding judgment, order, writ, injunction or decree that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(r)	Taxes.
(i)

IPC US has, (A) duly and timely filed, or caused to be filed, all material Returns required to be filed by it prior to the date hereof and all such Returns are true, complete and correct in all material respects; (B) paid in full, within the prescribed time limits, all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, and in the case of any Taxes which were not payable by IPC US as of the Effective Time but which will become payable after the Effective Time in respect of a period that commenced prior to the Effective Time, accruals therefor will be made in conformity with generally accepted accounting principles in the books and records of IPC US; (C) duly and timely withheld, or caused to be withheld, all Taxes required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Governmental Entity such Taxes required by Law to be remitted by it; and (D) duly and timely collected, or caused to be collected, any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales Taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(ii)

the unpaid Taxes of IPC US did not, as of the date of the IPC US Financial Statements prepared in respect of the interim period ended June 30, 2009, exceed the estimated reserves and provisions for Taxes accrued but not yet due and payable as reflected in such IPC US Financial Statements;

(iii)

no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted which remain unresolved, and no action or proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of IPC US, threatened, against IPC US or any of its assets, except, in each case, as disclosed or provided for in the IPC US Financial Statements;

(iv)

there are no currently effective elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Return or any payment of any Taxes by, IPC US and Canadian federal and provincial income tax assessments have been issued to IPC US covering all past periods up to and including the fiscal year ended December 31, 2007;

(v)

there are no Liens (other than Liens for Taxes not yet due and payable or Liens for income and similar Taxes that are being contested in good faith and for which IPC US has made adequate provision in accordance with generally accepted accounting principles) for Taxes upon any of the assets of IPC US;

(vi)

IPC US is in compliance with all applicable Laws, including any documentation and recordkeeping requirements thereunder, applicable to the allocation of income and deductions and transactions among related taxpayers;

(vii)

IPC US is not a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation, and has no liability for Taxes of any person (other than IPC US) as a transferee or successor, by contract, or otherwise;

(viii)	IPC US has made available to Vasogen complete and accurate copies of all Returns which it was required to file in respect of the three fiscal years of IPC US ending prior to the date hereof; and

	(ix)	to the knowledge of IPC US, no claim has been made by a Governmental Entity in any jurisdiction in which IPC US does not file Returns that IPC US is or may be liable for Taxes in such jurisdiction.
(s)	Real Property. Except as set out in Section 5.1(s) of the IPC Disclosure Letter,
	(i)	Owned Real Property
None of the IPC Companies own any real property.
	(ii)	Leased Property
(A)

Section 5.1(s) of the IPC Disclosure Letter lists all leases or agreements to lease (collectively, the “IPC US Leases”) under which IPC US leases or has the option to lease any real or immovable property (collectively, the “IPC US Leased Real Property”). Current, complete and correct copies of all IPC US Leases have been made available to Vasogen;

(B)

IPC US is exclusively entitled to all rights and benefits as lessee under the IPC US Leases, and IPC US has not sublet, assigned, licensed or otherwise conveyed any rights in the IPC US Leased Real Property or in the IPC US Leases to any other person;

(C)

the IPC US Leases are in all material respects in good standing, create good and valid leasehold estates in the IPC US Leased Real Property and are in full force and effect without amendment. With respect to the IPC US Leases (i) all rents, additional rents and other obligations required to be paid or performed thereunder have been duly paid and performed, (ii) no waiver, indulgence or postponement of the lessee's obligations and other obligations required to be paid or performed has been granted by the lessors, (iii) there exists no event of default or event, occurrence, condition or act (including consummation of the Arrangement) which, with the giving of notice, the lapse of time or both, would become a default under the IPC US Leases, and (iv) to the knowledge of IPC US, all of the covenants to be performed by any other party under the IPC US Leases have been fully performed;

(D)

to the knowledge of IPC US, the use by IPC US of the IPC US Leased Real Property is not in breach of any building, zoning or other statute, by-law, ordinance, regulation, covenant, restriction or official plan, and IPC US has adequate rights of ingress and egress for the operation of its business in the ordinary course except any use by IPC

US or lack of rights which would not, individually or in the aggregate, have a Material Adverse Effect; and
(E)

to the knowledge of IPC US, the IPC US Leased Real Property and all buildings and improvements thereon are in good operating condition and repair, subject to normal wear and tear. To IPC US’s knowledge, there are no latent defects of adverse physical conditions affecting any IPC US Leased Real Property or the buildings or improvements thereon, other than those that would not, individually or in the aggregate, have a Material Adverse Effect.

(t)

Personal Property. Except for the IPC US Permitted Encumbrances, IPC US has good and valid title to, or a valid and enforceable leasehold interest in, all tangible personal property owned or leased, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. IPC US’s ownership of or leasehold interest in any such personal property is not subject to any Liens, except for Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(u)	Contracts.
	(i)	Section 5.1(u) of the IPC Disclosure Letter contains a list of the following Contracts, correct, current and complete copies of which have been made available to Vasogen:
		(A)	Contracts under which:
(I)

IPC US is lessee of, or holds or uses, any machinery, equipment, vehicle or other tangible personal property owned by any other person involving payment by IPC US of more than $15,000 on an annual basis; or

(II)

IPC US is a lessor or sublessor of, or makes available for use by any other person, any tangible personal property owned or leased by IPC US, involving payment to IPC US of more than $15,000 on an annual basis;

(B)

licences to or from any third parties of any Intellectual Property that is material to the businesses of IPC US and involving payment by or to IPC US of more than $15,000 on an annual basis (other than commercially-available off-the shelf shrink wrap or click wrap) software licensed to IPC US together with all support, maintenance, development, escrow and other agreements related thereto;

(C)

any Contract under which Indebtedness of IPC US is outstanding or may be incurred or pursuant to which any property or asset of IPC US is mortgaged, pledged or otherwise subject to a Lien, or any Contract restricting the incurrence of Indebtedness by IPC US or the incurrence of Liens on or the transfer of any properties of IPC US where the amount of such Indebtedness, mortgage, pledge or Lien exceeds $15,000;

		(D)	Contracts under which IPC US has directly or indirectly guaranteed indebtedness, liabilities or obligations (including the performance of any obligation) of any other person;
(E)

any Contract made outside the ordinary course of IPC US’s business and providing for the sale, purchase or exchange of, or option to sell, purchase or exchange, any property or asset where the sale price, purchase price or agreed value or fair value of such property exceeds $15,000;

		(F)	drug development agreements, joint venture agreements, licence or commercial rate agreement, strategic alliance agreements or any similar agreement with any third party; and
		(G)	any Contract which is material to IPC US;
(the Contracts described in clauses (A) through (G), together with all exhibits and schedules thereto and, collectively, with the IPC US Leases being, the “IPC US Material Contracts”).
(ii)

Except as has not and would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither IPC US nor, to the knowledge of IPC US, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any IPC US Material Contract and IPC US has not (A) received or given any notice of default which remains uncured or (B) received or given any notice of cancellation or termination of any IPC US Material Contract. To the knowledge of IPC US, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of a IPC US Material Contract or give rise to any right to cancel or terminate any IPC US Material Contract.

(v)

Restrictions on Business Activities. Except as set out in Section 5.1(v) of the IPC Disclosure Letter, there is no agreement, judgment, injunction, order or decree or Law binding upon IPC US that purports to have, has or could reasonably be expected to have or (including following the transactions contemplated by this Agreement), the effect of prohibiting, restricting or impairing: (a) any business practice of IPC US; (b) any acquisition of any business or property by IPC US; (c) the ability of IPC US to solicit or engage any customers; (d) the ability of IPC US incur or guarantee Indebtedness; or (e) the nature of the business which may be conducted by IPC US or the manner or geographic area in which all or a material portion of the business of IPC US may be conducted.

(w)

Permits. To the knowledge of IPC US, IPC US has obtained and is in compliance with all Permits required by applicable Laws necessary to lease the IPC US Leased Real Property and conduct its businesses as it is now being conducted, other than where the absence of such Permits or the failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(x)	Employee Benefits.
(i)

Section 5.1(x) of the IPC Disclosure Letter contains a list of all health, welfare, supplemental unemployment benefit, bonus, profit sharing, option, insurance, incentive, incentive compensation, deferred compensation, share purchase, share compensation, disability, pension or retirement plans and other material employee or director compensation or benefit plans, policies, trusts, funds, agreements or arrangements for the benefit of directors or former directors of IPC US, IPC US Employees or former IPC US Employees, which are maintained by or binding upon IPC US or in respect of which IPC US has any actual or potential liability (including the IPC US Stock Option Plan) (collectively, the “IPC US Plans”). True, current and complete copies of the IPC US Plans have been made available to Vasogen.

(ii)

Section 5.1(x) of the IPC Disclosure Letter also lists the general policies, procedures and work-related rules in effect with respect to employees of IPC US, including but not limited to policies regarding holiday, sick leave, vacation, disability and death benefits, termination and severance pay, automobile allowances and rights to company-provided automobiles and expense reimbursements (collectively, the “Other IPC US Plans”).

(iii)

All of the IPC US Plans are and have been, to the extent necessary, established, registered, qualified and, in all material respects, administered in accordance with all applicable Laws, and in accordance with their terms and the terms of agreements between IPC US and any IPC US Employee and former IPC US Employee who are members of, or beneficiaries under, the IPC US Plans.

(iv)

All current obligations of IPC US regarding the IPC US Plans and the Other IPC US Plans have been satisfied in all material respects. All contributions, premiums or taxes required to be made or paid by IPC US under the terms of each IPC US Plan, each Other Plan or by applicable Laws in respect of the IPC US Plans and the Other IPC US Plans have been made in a timely fashion in accordance with applicable Laws in all material respects and in accordance with the terms of the applicable IPC US Plan or Other Plan.

	(v)	All vacation pay for employees of IPC US is properly reflected and accrued in the books and accounts of IPC US.
(vi)

Except as set out in Section 4.1(x) of the IPC Disclosure Letter, since May 31, 2009, except in the ordinary course of business or as required by law and consistent with the IPC US’s past practices, there have been no material increases or decreases in staffing levels of IPC US and there have been no material changes in terms and conditions of employment of any employees of IPC US, including their salaries, remuneration and any other payments to them, and there have been no material changes in any remuneration payable or benefits provided to any officer, director, consultant, independent or dependent contractor or agent of IPC US, and IPC US has not agreed or otherwise become committed to change any of the foregoing since that date.

(vii)

IPC US is in compliance in all material respects with application health and safety legislation and regulations made pursuant thereto and there are no outstanding claims, investigations, prosecutions, charges or orders thereunder.

(viii)

IPC US is in compliance with applicable workers’ compensation laws and regulations made pursuant thereto and is up-to-date in its payment of all premiums and there are no outstanding assessments, levies or penalties thereunder.

	(ix)	IPC US is up-to-date and in compliance with respect to all applicable employee and payroll deductions and remittances.
(y)

Compliance with Laws. IPC US has complied, in all material respects, with and is not, in any material respect, in violation of any applicable Laws. None of IPC US or, to the knowledge of IPC US, any of its directors, executives, representatives, agents or employees (i) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal, (ii) has used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees, (iii) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties or (iv) has made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(z)	Intellectual Property.
(i)

IPC US owns all right, title and interest in and to, has licensed or is otherwise lawfully authorized to use all Intellectual Property that is material or  necessary to the conduct of IPC US’s business, as currently conducted, free and clear of any Liens other than the IPC Opco Permitted Encumbrances. No royalties or fees (licenses or otherwise) are payable by IPC US to any Person by reason of the ownership or use of any Intellectual Property.

(ii)

Section 5.1(z) of the IPC Disclosure Letter lists and identifies all Intellectual Property that is (A) owned by IPC US and that has been registered or applied for, (B) licensed by IPC US to a third party, or (C) licensed by a third party to IPC US. All such Intellectual Property is sufficient for conducting the business, as currently conducted, of IPC US.

(iii)

To the knowledge of IPC US, all Intellectual Property owned and used by IPC US in the conduct of its business is valid, subsisting and enforceable (subject to the effects of bankruptcy, insolvency, reorganization, moratorium or laws relating to or affecting creditors’ rights generally) and, subject to the subsisting intellectual property policies of IPC US and consistent with past practice, IPC US has taken reasonable measures (A) to protect such Intellectual Property against infringement and misappropriation by third parties, and (B) to preserve, maintain and enforce IPC US’s rights in such Intellectual Property, and the validity and enforceability thereof and all such licenses are in full force and effect in accordance with the terms written therein and IPC US is not in default of any such license. Subject to the subsisting intellectual property policies of IPC US and consistent with past practice, IPC US is up-to-date, in all material respects, with all material filings, payments and formalities required to be carried out in order to ensure that such Intellectual Property that is owned by IPC US is maintained in good standing and that IPC US has the recorded ownership of such Intellectual Property, and, to the knowledge of IPC US, there are no material defects in such formalities that would materially prevent the enforcement of such rights against third parties or result in the invalidity, loss, lapse, abandonment or expiration of such rights (other than Intellectual Property expiring at the end of its applicable statutory term).

(iv)

IPC US has not received any claim, notice or threat in writing from any person (A) contesting the validity, enforceability, ownership or use of any Intellectual Property used by IPC US in the conduct of its business, or (B) claiming infringement, misappropriation or other conflict with the rights of any person arising from the operation or conduct of IPC US’s business as currently operated or conducted. To the knowledge of IPC US, the operation or conduct of IPC US’s business does not infringe or misappropriate any Intellectual Property of any person. To the knowledge of IPC US, no person is infringing or misappropriating any material Intellectual Property owned and used by IPC US in the conduct of its business.

(v)

Subject to Section 5.1(f), no event will occur as a result of the transactions contemplated hereby that would render invalid or unenforceable any rights of IPC US in any material Intellectual Property held or used by IPC US in the conduct of its business.

(vi)

All computer hardware and its associated firmware and operating systems, application software, database engines, technology infrastructure and other computer systems used in connection with the conduct of the business, as currently conducted, of IPC US (collectively, the “IPC US Technology”) are reasonably sufficient for conducting the business, as currently conducted, of IPC US.

(vii)

IPC US owns, has leased or licensed or is otherwise lawfully authorized in respect of all IPC US Technology in such manner as to permit the use of same as used to date in the business of IPC US as currently conducted.

(viii)

In the last twelve (12) months, IPC US has not experienced any material disruption, interruption, outage, bugs or breakdowns that have caused the substantial disruption or interruption in or to the use of the IPC US Technology in any material respect.

(ix)

All current and former employees, agents and independent contractors of IPC US who have materially contributed to or participated in the conception and development of any Intellectual Property used by IPC US in the conduct of its business (“IPC US IP Participant”) have executed and delivered to IPC US a proprietary information agreement, pursuant to which, inter alia, such IPC US IP Participant has, except as set out in Section 5.1(z) of the IPC Disclosure Letter (I) assigned or waived, as the case may be, all of his rights in such Intellectual Property to IPC US, and (II) agreed to keep confidential (except to the extent generally disclosed through no fault of the individual) such Intellectual Property. No former or current IPC US IP Participant (A) has filed or in writing threatened any claim against IPC US related to any such Intellectual Property; or (B) to the knowledge of IPC US, has any registrations issued or applications pending for any Intellectual Property used or needed by IPC US which have not been assigned to IPC US.

(x)

The transactions contemplated by this Agreement will not result in a default of, and to the knowledge of IPC US, no employee of IPC US is in default under, any term of any employment contract, non-competition arrangement or other agreement relating to any Intellectual Property owned and used by IPC US in the conduct of its business. No employee, agent or independent contractor of IPC US, nor any third party (A) is entitled to compensation by IPC US for any development or exploitation of such Intellectual Property, other than pursuant to subsisting policies of IPC US, or (B) has been granted any right to develop or exploit any such Intellectual Property that is inconsistent with IPC US’s use of same in the conduct of the business of IPC US as currently conducted.

(xi)

IPC US has taken reasonable measures to protect and preserve the confidentiality of, all material confidential information, trade secrets, know how and other non-patented proprietary information of IPC US and to protect and preserve its rights to all copyrighted material, confidential information, trade secrets, know how and other non-proprietary information relating to the business of IPC US and developed or acquired by IPC US’s directors, officers, employees and consultants, including without limitation the procurement of proprietary invention assignments and non-disclosure and non-competition agreements from directors, officers, employees, consultants, subcontractors and other persons who have access to such information or materials.

(xii)

IPC US has not received and is not aware of any written notice to IPC US, or to any person with or for which IPC US is currently developing any Products of IPC US, from the US FDA, Health Canada or other applicable Governmental Authority (including any regulatory body) in the world which could furnish a basis for the delay in approval, withdrawal, suspension, cancellation or non-renewal of any application, registration, license, permit or other governmental approval or consent of any applicable Governmental Authority issued to IPC US with respect to any component of any product being developed by, or that is material to and used by, IPC US or its Subsidiaries, other than as has been disclosed in the IPC Disclosure Letter. Neither the execution, delivery nor performance of this Agreement by IPC US will adversely affect the status of any of the Governmental Authorizations. There have been no recalls required by any Governmental Entity of the Products of IPC US.

(xiii)

Without limiting the generality of the representations and warranties made in paragraph (xii) above, IPC US represents and warrants that, to its knowledge: (i) IPC US is in compliance in all material respects with all applicable provisions of the Food and Drugs Act (Canada) and the regulations thereunder relating to its products, product candidates and activities and to corresponding legislation and regulations in all other applicable jurisdictions, including without limitation, to those of the United States; (ii) all adverse events that were required to be reported by IPC US to Health Canada and to corresponding foreign Governmental Authorities (including any regulatory body), including the United States Food and Drug Administration, have been reported to Health Canada, and said corresponding foreign Governmental Authority (including any regulatory body) in a timely manner; and (iii) all stability studies required to be performed by or on behalf of IPC US for products used by IPC US have been completed or are ongoing in accordance with the applicable Governmental Authority (including any regulatory body), including the United States, requirements and to the requirements of the applicable foreign jurisdictions; and (iv) all GMP (“good manufacturing practices”) requirements have been and continue to be complied with in the relevant jurisdictions in all material respects where IPC US is conducting activities and no written notice has been received by IPC US from any applicable Governmental Authority (including any regulatory body) that would require product recalls of its Products or that would affect any of its registrations or licenses or applications therefore in any material respect that has not been disclosed in the IPC Disclosure Letter.

(aa)	Insurance.
	(i)	IPC US maintains policies or binders of insurance as are listed in Section 5.1(aa) of the IPC Disclosure Letter.
(ii)

Section 5.1(aa) of the IPC Disclosure Letter contains a description of all rights to indemnification now existing in favour of present or former officers and directors of IPC US that arise in connection with their serving as directors or officers of IPC US, except for any rights of indemnification that are included in IPC US’s Organizational Documents.

(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, IPC US is covered by valid and currently effective insurance policies issued in favour of IPC US that IPC US reasonably has determined to be commercially reasonable, taking into account the industries in which IPC US operates. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, with respect to each insurance policy issued in favour of IPC US or pursuant to which IPC US is a named insured or otherwise a beneficiary under an insurance policy:

		(A)	the policy is in full force and effect and all premiums due thereon have been paid;
(B)

IPC US is not in breach or default, and IPC US has not taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy;

		(C)	to the knowledge of IPC US, none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement;
		(D)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy; and

		(E)	except as set out in Section 5.1(aa) of the IPC Disclosure Letter, there is no claim by IPC US pending under any such policy that has been denied or disputed by the insurer.
(bb)	Environment.
(i)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of IPC US, IPC US is in compliance with all, and has not violated any, Environmental Laws;

(ii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) IPC US has not Released, and, to the knowledge of IPC US, no other person has Released, any Hazardous Substances (in each case except in compliance with applicable Environmental Laws) on, at, in, under or from any real property previously owned, leased or occupied or currently leased by IPC US and (B), to the knowledge of IPC US, there are no Hazardous Substances or other conditions that could reasonably be expected to result in liability of or adversely affect IPC US under or related to any Environmental Law on, at, in, under or from any real property previously owned, leased or occupied, or currently leased by IPC US;

(iii)

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, there are no pending claims or, to the knowledge of IPC US, threatened claims, against IPC US arising out of any Environmental Laws;

(iv)

No Lien in favour of a Governmental Entity arising under Environmental Laws is pending or, to the knowledge of IPC US, threatened, affecting IPC US or any real property previously owned , leased or occupied or currently leased by IPC US, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(v)

IPC US is not in possession of any material environmental assessments, reports, audits or other documents that relate to the current or past environmental condition of any real property previously owned, leased or occupied or currently leased by IPC US that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

The representations and warranties contained in this Section 5.1(bb) are the sole representations and warranties of IPC US relating to compliance with the Environmental Laws.

(cc)	Employment Agreements.
	(i)	Except as disclosed in Section 5.1(cc) of the IPC Disclosure Letter, IPC US is not a party to or bound or governed by:
(A)

any agreement with any current or former director of IPC US, any officer of IPC US or any other current or former employee providing for payments in excess of $50,000 annually (excluding commissions and bonuses);

(B)

any change of control agreement with any director, officer or employee or any written or, to the knowledge of IPC US, oral agreement, arrangement or understanding providing for an existing retention, severance or termination compensation or benefits to any director, officer or employee; or

		(C)	any collective bargaining or union agreement.
IPC US has made available to Vasogen current, correct and complete copies (or descriptions, where applicable) of the Contracts referred to in clauses (A) and (B) of this Section 5.1(cc)(i).
	(ii)	There are no existing or, to the knowledge of IPC US, threatened labour disputes, strikes, lock-outs, employee grievances, controversies or other labour troubles affecting IPC US or its business.
(iii)

There are no existing or, to the knowledge of IPC US, threatened applications for certification, voluntary recognition, related employer, successor employer or union bargaining rights in respect of IPC US. IPC US is not currently conducting negotiations with any labour union or employee association and to the knowledge of IPC US, during the period of three years preceding the date of this Agreement there has been no attempt to organize, certify or establish any labour union or employee association in relation to any of the employees of IPC US.

(dd)	Vote Required.
	(i)	The only vote of holders of securities of IPC US necessary to approve the performance by IPC US of its obligations set out in this Agreement and in the Merger Agreement is the IPC US Required Vote.
(ii)

Except as set out in Section 5.1(dd)(ii) of the IPC Disclosure Letter, there are no shareholders agreements, registration rights agreements, voting trusts, proxies or similar agreements, arrangements or commitments to which IPC US is a party or, to the knowledge of IPC US, with respect to any shares or other equity interests of IPC US or any other Contract relating to disposition, voting or dividends with respect to any equity securities of IPC US.

(ee)

Brokers. Except as set out in Section 5.1(ee) of the IPC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, IPC US in connection with this Agreement, the Arrangement, the Merger Agreement or the Merger.

Section 5.2 Survival of Representations and Warranties

The representations and warranties of IPC US contained in this Agreement will survive the Effective Time and will continue in full force and effect for a period of two years following the Effective Time.

ARTICLE 6 - COVENANTS OF THE PARTIES

Section 6.1 Covenants of IPC Opco and IPC US Regarding the Conduct of Business

IPC Opco and IPC US jointly and severally covenant and agree that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms (the “Interim Period”), unless Vasogen otherwise agrees in writing or except as expressly required by this Agreement or the Plan of Arrangement, permitted under Section 6.1 of the IPC Disclosure Letter or otherwise required by applicable Law or by a Governmental Entity, IPC Opco and IPC US shall conduct its respective business in the ordinary course, consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, unless Vasogen otherwise agrees in writing, or except as expressly required by this Agreement or the Plan of Arrangement, permitted under Section 6.1 of the IPC Disclosure Letter or otherwise required by applicable Law or by a Governmental Entity:

(a)

IPC Opco shall perform in all material respects its obligations under all Contracts, maintain its books of account and records in the ordinary course of business and comply in all material respects with all Laws applicable to IPC Opco and to the conduct of its business;

(b)

IPC Opco shall not, directly or indirectly: (i) amend the IPC Opco Organizational Documents; (ii) split or reclassify any IPC Opco Shares, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the IPC Opco Shares; (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on, any IPC Opco Shares or options or other rights to acquire IPC Opco Shares; (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or subject to a Lien any of its outstanding securities; (vi) amend or modify the terms of any of its securities;

(vii) reduce its stated capital; (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of IPC Opco; (ix) amend its accounting policies or adopt new accounting policies in respect of Taxes or otherwise, in each case except as required in accordance with Canadian generally accepted accounting principles; (x) make or change any material Tax election, settle or compromise any material Tax liability, file any Tax Return that amends a previously filed Tax Return or surrender any right to claim a material Tax Refund; (xi) authorize or propose any of the foregoing, or enter into, modify or terminate any IPC Opco Material Contract with respect to any of the foregoing; (xii) assign, transfer, license or sublicense any Intellectual Property;

(c)

IPC US shall not, directly or indirectly: (i) amend the IPC US Organizational Documents; (ii) split or reclassify any IPC US Shares, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the IPC US Shares; (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on, any IPC US Shares or options or other rights to acquire IPC US Shares, other than the issuance of IPC US Shares issuable pursuant to the terms of the IPC US Options outstanding on the date of this Agreement; (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or subject to a Lien any of its outstanding securities; (vi) amend or modify the terms of any of its securities; (vii) reduce its stated capital; (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of IPC US; (ix) amend its accounting policies or adopt new accounting policies in respect of Taxes or otherwise, in each case except as required in accordance with US generally accepted accounting principles; (x) make or change any material Tax election, settle or compromise any material Tax liability, file any Tax Return that amends a previously filed Tax Return or surrender any right to claim a material Tax Refund; (xi) authorize or propose any of the foregoing, or enter into, modify or terminate any IPC US Material Contract with respect to any of the foregoing; (xii) assign, transfer, license or sublicense any Intellectual Property;

(d)

IPC Opco and IPC US shall not, directly or indirectly, except, in the case of clauses (i), (iii) and (v) below (and, to the extent that it relates to the foregoing clauses, clause (vii) below), in the ordinary course of business consistent with past practice:

	(i)	other than in respect of the IPC Bridge Loan, sell, pledge, lease, license, dispose of or cause or permit a Lien to be created on any of its assets;
	(ii)	reorganize, amalgamate or merge with any other person;
(iii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other person, or enter into or extend any option to acquire, or exercise an option to acquire, any property, if any of the foregoing would reasonably be expected to be material to Vasogen;

(iv)

other than in respect of the IPC Bridge Loan, issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $20,000 individually or $50,000 in the aggregate, provided that Vasogen agrees that IPC Opco may (without Vasogen’s consent) incur Indebtedness for operating purposes of up to $1,000,000, and issue debt securities in respect thereof, to Dr. Isa Odidi, Dr. Amina Odidi and/or any Person related to either of them on terms consistent with those contained in the Shareholder Note;

	(v)	make or commit to make capital expenditures or charitable contributions;
(vi)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge of satisfaction of liabilities reflected or reserved against in the IPC US Financial Statements or liabilities incurred since December 31, 2008 in the ordinary course of business or otherwise fulfill its obligations under this Agreement including the payment of all transaction costs associated with this Agreement; or

	(vii)	waive, release, grant or transfer any rights of material value other than as permitted by Section 6.1(d);
(e)

other than as is necessary to comply with the IPC Opco Plans or the IPC US Plans or Contracts or as set forth in Section 6.1(e) of the IPC Disclosure Letter or as agreed in writing with Vasogen, IPC Opco and IPC US shall not (i) grant an increase in compensation in any form to any director or officer of IPC Opco or IPC US; (ii) take any action with respect to the grant of any change of control, severance or termination pay to any IPC Opco Employee or any IPC US Employee; (iii) enter into any employment agreement withanyofficer of IPC Opco or IPC US;(iv) increase any benefits payable under its current change of control, severance or termination pay policies; or (v) adopt or materially amend any IPC Opco Plan or any IPC US Plan;

(f)

IPC Opco and IPC US shall not make any loans, advances or capital contributions to, or investments in or guarantee to any other person, or make any loans to any director or officer of IPC US or IPC Opco;

(g)

IPC Opco and IPC US shall not waive, release, assign, settle or compromise any material IPC Opco Legal Action or IPC US Legal Action other than in the ordinary course of business consistent with past practice;

(h)

IPC Opco and IPC US shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by IPC Opco or IPC US, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect: provided that IPC Opco and IPC US shall not place or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

(i)	IPC Opco and IPC US shall not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 4.1(dd) and Section 5.1(ee).

Section 6.2 Covenants of Vasogen Regarding the Conduct of Business

Vasogen covenants and agrees that, during the Interim Period, unless IPC Opco otherwise agrees in writing or except as expressly required by this Agreement, the Cervus Agreements or the Plan of Arrangement, permitted under Section 6.2 of the Vasogen Disclosure Letter or otherwise required by applicable Law or by a Governmental Entity, Vasogen shall conduct its business in the ordinary course, consistent with past practice. Without limiting the generality of the foregoing, during the Interim Period, unless IPC Opco otherwise agrees in writing, or except as expressly required by this Agreement, the Cervus Agreements or the Plan of Arrangement, permitted under Section 6.2 of the Vasogen Disclosure Letter or otherwise required by applicable Law or by a Governmental Entity:

(a)

Vasogen shall perform in all material respects its obligations under all Contracts, maintain its books of account and records in the ordinary course of business and comply in all material respects with all Laws applicable to Vasogen and to the conduct of its business;

(b)

Vasogen shall not, directly or indirectly: (i) amend the Vasogen Organizational Documents; (ii) split or reclassify any Vasogen Shares, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Vasogen Shares; (iii) adjust, split, combine or reclassify its shares; (iv) issue, grant, sell or permit a Lien to be created on, or agree to issue, grant, sell or cause or permit a Lien to be created on, any Vasogen Shares or options or other rights to acquire Vasogen Shares, other than the issuance of Vasogen Shares issuable pursuant to the terms of the Vasogen Options outstanding on the date of this Agreement; (v) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, or subject to a Lien any of its outstanding securities; (vi) amend or modify the terms of any of its securities; (vii) reduce its stated capital; (viii) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Vasogen; (ix) amend its accounting policies or adopt new accounting policies in respect of Taxes or otherwise, in each case except as required in accordance with generally accepted accounting principles; (x) make or change any material Tax election, settle or compromise any material Tax liability, file any Tax Return that amends a previously filed Tax Return or surrender any right to claim a material Tax Refund; (xi) authorize or propose any of the foregoing, or enter into, modify or terminate any Vasogen Material Contract with respect to any of the foregoing; (xii) assign, transfer, license or sublicense any Intellectual Property;

(c)

Vasogen shall not, directly or indirectly, except, in the case of clauses (i), (iii) and (v) below (and, to the extent that it relates to the foregoing clauses, clause (vii) below), in the ordinary course of business consistent with past practice:

	(i)	sell, pledge, lease, license, dispose of or cause or permit a Lien to be created on any of its assets;
	(ii)	reorganize, amalgamate or merge with any other person;
(iii)

acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise) any corporation, partnership or other business organization or division thereof or any property or asset, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any property or assets of any other person, or enter into or extend any option to acquire, or exercise an option to acquire, any property, if any of the foregoing would reasonably be expected to be material to the IPC Companies;

(iv)

other than in respect of the IPC Bridge Loan, incur any Indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, or make any loans or advances in excess of $20,000 individually or $50,000 in the aggregate;

	(v)	make or commit to make capital expenditures or charitable contributions;
(vi)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge of satisfaction of liabilities reflected or reserved against in the Vasogen Financial Statements or otherwise fulfill its obligations under this Agreement including the payment of all transaction costs associated with this Agreement; or

	(vii)	waive, release, grant or transfer any rights of material value other than as permitted by Section 6.2(c);
(d)

other than as is necessary to comply with the Vasogen Plans or Contracts or as set forth in Section 6.2(d) of the Vasogen Disclosure Letter or as agreed in writing with Vasogen, Vasogen shall not (i) grant an increase in compensation in any form to any director or officer of Vasogen; (ii) take any action with respect to the grant of any change of control, severance or termination pay to any Vasogen Employee; (iii) enter into any employment agreement withanyofficer of Vasogen;(iv) increase any benefits payable under its current change of control, severance or termination pay policies; or (v) adopt or materially amend any Vasogen Plan;

(e)	Vasogen shall not make any loans, advances or capital contributions to, or investments in, or guarantees to any other person, or make any loans to any director or officer of Vasogen;
(f)	Vasogen shall not waive, release, assign, settle or compromise any material Vasogen Legal Action other than in the ordinary course of business consistent with past practice;
(g)

Vasogen shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Vasogen, including directors’ and officers’ insurance, not to be cancelled or terminated and to prevent any of the coverage thereunder from lapsing, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect: provided that Vasogen shall not place or renew any insurance (or re-insurance) policy for a term exceeding 12 months; and

(h)	Vasogen shall not enter into or amend any Contract with any broker, finder or investment banker as contemplated in Section 3.1(ee).

Section 6.3 Covenants of Vasogen Regarding the Arrangement

Except as contemplated in this Agreement, Vasogen shall perform all obligations required or desirable to be performed by Vasogen under this Agreement, co-operate with the IPC Companies in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Vasogen shall:

(a)

use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals (other than any Regulatory Approval) required to be obtained by Vasogen in connection with the Arrangement from other parties to the Contracts; notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement;

(b)	apply for and use all commercially reasonable efforts to obtain, and use all commercially reasonable efforts to assist the IPC Companies to obtain, all

Regulatory Approvals relating to Vasogen and, in doing so, keep the IPC Companies reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing the IPC Companies with copies of all related applications and notifications, in draft form, in order for the IPC Companies to provide its reasonable comments thereon;

(c)

defend all lawsuits or other legal, regulatory or other proceedings against Vasogen challenging or affecting this Agreement, the Arrangement or the consummation of the other transactions contemplated hereby;

(d)	pay any requisite filing fees and applicable taxes in relation to any filing or application made in respect of the Regulatory Approvals relating to Vasogen;
(e)

use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from each of the IPC Companies or any of its affiliates relating to the Arrangement; and

(f)

use its commercially reasonable efforts to take all actions necessary to consummate and to effect all necessary registration filings and submissions required by Governmental Entities relating to the IPC US Merger Agreement.

Section 6.4 Covenants of the IPC Companies Regarding the Performance of Obligations

Except as contemplated in this Agreement, the IPC Companies shall perform all obligations required or desirable to be performed by it under this Agreement, co-operate with Vasogen in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the IPC Companies shall:

(a)

use all commercially reasonable efforts to obtain all necessary waivers, consents and approvals (other than any Regulatory Approval) required to be obtained by any IPC Company in connection with the Arrangement from other parties to the Contracts; notwithstanding anything to the contrary in this Agreement, in connection with obtaining any such approval or consent from any person (other than a Governmental Entity) with respect to any transaction contemplated by this Agreement;

(b)

apply for and use all commercially reasonable efforts to obtain, and use all commercially reasonable efforts to assist Vasogen to obtain, all Regulatory Approvals relating to any IPC Company and, in doing so, keep Vasogen reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including providing Vasogen with copies of all related applications and notifications, in draft form, in order for the Vasogen to provide its reasonable comments thereon;

(c)	pay any requisite filing fees and applicable taxes in relation to any filing or application made in respect of the Regulatory Approvals relating to any IPC Company;
(d)

use its commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from each of the IPC Companies or any of its affiliates relating to the Arrangement;

(e)	defend all lawsuits or other legal, regulatory or other proceedings against it challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;
(f)

use its commercially reasonable efforts to take all actions necessary to consummate and to effect all necessary registration filings and submissions required by Governmental Entities relating to the IPC US Merger Agreement; and

(g)

use its commercially reasonable efforts to obtain voting agreements, as set out substantially in the form and content of Schedule C hereto (the “Voting Agreements”) from shareholders of IPC US representing up to 60% of the IPC US Common Shares to the extent that less than such number have been delivered to Vasogen prior to the signing of this Agreement.

Section 6.5 Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in this Agreement, during the Interim Period:

(a)

it shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to consummate the Arrangement, including using its commercially reasonable efforts to: (i) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Arrangement; and (ii) co-operate with the other Party in connection with the performance by it of its obligations hereunder; and

(b)

it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or commercially reasonable action to not be taken, which is inconsistent with this Agreement or which would reasonably be expected to significantly impede the consummation of the Arrangement or to prevent or materially delay the consummation of the transactions contemplated hereby, in each case, except as permitted by this Agreement.

ARTICLE 7 - CONDITIONS

Section 7.1 Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the Parties:

(a)	the Arrangement shall have been approved at the Vasogen Meeting by not less than the Required Vote and in accordance with any additional conditions which may be imposed by the Interim Order;
(b)

the Merger Agreement shall have received all necessary approvals and the transactions contemplated thereby have been completed prior to or with effect as of or immediately following the Effective Time;

(c)

the Interim Order and the Final Order shall each have been obtained in form and on terms reasonably satisfactory to each of the Parties, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(d)

all requisite domestic and foreign regulatory approvals and consents, including, without limitation, those of any stock exchanges, securities regulatory authorities or antitrust authorities, shall have been obtained on terms and conditions satisfactory to Vasogen, IPC Opco and IPC US, acting reasonably, and all applicable domestic and foreign statutory or regulatory waiting periods, including the waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable to the transactions contemplated under the Arrangement and the Merger, shall have expired or been terminated, and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(e)

no Governmental Entity shall have enacted, issued, promulgated, applied for (or advised either any Vasogen Company or any IPC Company in writing that it has determined to make such application), enforced or entered any Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits, or which would give rise to any right to damages or other remedy as a result of, the consummation of the transactions contemplated by this Agreement or the Merger Agreement or dissolves the Arrangement or the Merger, and no Legal Action in which any of the foregoing is sought shall be pending;

(f)	Dissent Rights shall not have been exercised with respect to more than five percent (5%) of the Vasogen Shares, in the aggregate, in connection with the Arrangement;

(g)	Appraisal Rights shall not have been exercised with respect to more than threepercent (3%) of the IPC US Shares, in the aggregate, in connection with the Merger; and
(h)	this Agreement shall not have been terminated in accordance with its terms; and
(i)

the common shares of the corporation resulting from the combination of the business of Vasogen and IPC as contemplated in the Arrangement and the Merger, the common shares of such corporation to be issued upon the exercise of options and warrants resulting from the existing options and warrants of Vaosgen and IPC US, shall be approved for listing on the TSX Venture Exchange (unless such corporation has obtained approval to list on the Toronto Stock Exchange) and application shall have been made to have such common shares of Vasogen quoted on the Over-The-Counter Bulletin Board pending only delisting of common shares of Vasogen from Nasdaq and approval of a market maker in respect of such common shares on the Over-The-Counter Bulletin Board (unless such corporation has obtained approval to retain Vasogen’s quotation on Nasdaq).

Section 7.2 Additional Conditions Precedent to the Obligations of the IPC Companies

The obligations of the IPC Companies to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of the IPC Companies and may be waived by IPC Opco):

(a)

all covenants of Vasogen under this Agreement to be performed on or before the Effective Time shall have been duly performed by Vasogen in all material respects, and IPC Opco shall have received a certificate of Vasogen addressed to the IPC Companies and dated the Effective Time, signed on behalf of Vasogen by two senior officers of Vasogen (on Vasogen’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)

the representations and warranties of Vasogen set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect or other materiality qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects has not and would not reasonably be expected to have a Material Adverse Effect. In addition, the representations and warranties set out in Sections 3.1(a), 3.1(b), 3.1(c), 3.1(d) and 3.1(f) shall be true and correct in all respects. The IPC Companies shall have received a certificate of Vasogen addressed to the IPC Companies and dated the Effective Time, signed on behalf of Vasogen by two senior officers of Vasogen (on Vasogen’s behalf and without personal liability), confirming the above as at the Effective Time;

(c)

between the date hereof and the Effective Time, there shall not have occurred or have been disclosed to the public if previously undisclosed to the public or any IPC Company, a Material Adverse Effect with respect to Vasogen or any event or occurrence that would reasonably be expected to have a Material Adverse Effect;

(d)

Vasogen shall have, prior to the Effective Date (i) terminated each of the Vasogen Leases and the Vasogen Material Contracts listed in Schedule J hereto and in respect of only the contracts listed on Part B of Schedule J Vasogen shall have used reasonable efforts to obtain full and final releases from the applicable landlords and counterparties in form and substance satisfactory to the IPC Companies (acting reasonably), and (ii) in respect of all contracts listed in Schedule J, delivered to the IPC Companies copies of any such terminations and, to the extent applicable any releases received;

(e)

the Vasogen Companies have Net Cash, at the Effective Time, after giving effect to the Arrangement and determined in accordance with Section 2.9, of (i) at least $10,000,000 in the event the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement; or (ii) at least $4,000,000 in the event the transactions contemplated in the Cervus Agreements are not completed as part of the Arrangement; and

(f)

all the required approvals and consents listed on Schedule G attached hereto shall have been obtained by Vasogen to the reasonable satisfaction of the IPC Companies or waived by IPC Opco on behalf of all of the IPC Companies.

Section 7.3 Additional Conditions Precedent to the Obligations of Vasogen

The obligations of Vasogen to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Vasogen and may be waived by Vasogen):

(a)

all covenants of IPC Opco under this Agreement to be performed on or before the Effective Time shall have been duly performed by IPC Opco in all material respects, and Vasogen shall have received a certificate of IPC Opco, addressed to Vasogen and dated the Effective Time, signed on behalf of IPC Opco by two of its senior officers (on IPC Opco’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)

the representations and warranties of IPC Opco set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or other materiality qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except (A) in respect of Section 4.1(f)(i) that up to 1,700,000 of IPC US Common Shares may have been issued at a price not less than the value of such shares in relation to the Arrangement and such monies may have been provided by IPC US to IPC Opco for common shares of IPC Opco, all of which will be subject to the transactions comprising the Arrangement, on the same terms as are applicable to other common shares in each company, and (B) where the failure or failures of all such representations and warranties of IPC Opco to be so true and correct in all respects has not or would not reasonably be expected to have a Material Adverse Effect. In addition, the representations and warranties set out in Sections 4.1(a), 4.1(b), 4.1(c) and 4.1(e) shall be true and correct in all respects. Vasogen shall have received a certificate of IPC Opco, addressed to Vasogen and dated the Effective Time, signed on behalf of IPC Opco by two senior officers of IPC Opco (on IPC Opco’s behalf and without personal liability), confirming the above as of the Effective Time;

(c)

all covenants of IPC US under this Agreement to be performed on or before the Effective Time shall have been duly performed by IPC US in all material respects, and Vasogen shall have received a certificate of IPC US, addressed to Vasogen and dated the Effective Time, signed on behalf of IPC US by two of its senior officers (on IPC US’s behalf and without personal liability), confirming the same as of the Effective Time;

(d)

the representations and warranties of IPC US set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or other materiality qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except (A) in respect of Section 5.1(g)(i) that up to 1,700,000 of IPC US Common Shares may have been issued at a price not less than the value of such shares in relation to the Arrangement and such monies may have been provided by IPC US to IPC Opco for common shares of IPC Opco, all of which will be subject to the transactions comprising the Arrangement, on the same terms as are applicable to other common shares in each company, and (B) where the failure or failures of all such representations and warranties of IPC US to be so true and correct in all respects has not or would not reasonably be expected to have a Material Adverse Effect. In addition, the representations and warranties set out in Sections 5.1(a), 5.1(b), 5.1(c), 5.1(d) and 5.1(f) shall be true and correct in all respects. Vasogen shall have received a certificate of IPC US, addressed to Vasogen and dated the Effective Time, signed on behalf of IPC US by two senior officers of IPC US (on IPC US’s behalf and without personal liability), confirming the above as of the Effective Time;

(e)

IntelliPharmaCeutics Inc. shall have, prior to the Effective Date, changed its corporate name to a name that does not include the word “IntelliPharmaCeutics” or any variation thereof that is confusingly similar to the name of IPC Opco or IPC US;

(f)	the accrued liabilities, accounts payable and any other indebtedness of IPC US and IPC Opco (the “IPC Current Liabilities”) as of the Effective Date determined in accordance with Section 2.9 shall not (except in respect of the IPC Bridge Loan) exceed the sum of:
(i) U.S. $2,000,000; and
(ii)

an amount equal to the lesser of: (x) $750,000; and (y) any liabilities, accounts payable or other indebtedness incurred by IPC Opco and/or IPC US since December 31, 2008 in connection with efforts to further develop drug products, such as expenditures in respect of a specific drug product or project related thereto and, for greater certainty, will exclude any liabilities or expenses incurred or related to the transactions contemplated by this Agreement);

(g)

the promissory note dated September 10, 2004 issued by IPC Opco to Isa Odidi and Amina Odidi (the “Shareholder Note”) shall have been amended to provide that the principal amount thereof shall be payable when payment is required solely out of (i) revenues earned by IPC Opco following the Effective Date and/or proceeds received by an IPC Company from any offering of its securities following the Effective Date and/or amounts received by IPC Opco for the scientific research tax credits received after the Effective Date for research expenses of IPC Opco incurred before the Effective Date and/or (ii) up to $1,000,000 from the Net Cash of the Vasogen Companies in the event the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement; and

(h)	all the required approvals and consents listed in Schedule H hereto shall have been obtained by the applicable IPC Company to the reasonable satisfaction of Vasogen or waived by Vasogen.

Section 7.4 Satisfaction of Conditions

The conditions precedent set out in Section 7.1, Section 7.2 and Section 7.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following the filing of the Articles of Arrangement in accordance with the terms of this Agreement.

ARTICLE 8 - ADDITIONAL AGREEMENTS

Section 8.1 Notice and Cure Provisions

(1)     Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time during the Interim Period of any event or state of facts which occurrence or failure would, or would be likely to:

(a)	cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time; or
(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(2)     The IPC Companies may not exercise their right to terminate this Agreement pursuant to Section 9.2(3) and Vasogen may not exercise its right to terminate this Agreement pursuant to Section 9.2(4) unless the Party seeking to terminate the Agreement shall have delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the termination right. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured on or prior to the Outside Date (except matters arising out of the failure to make appropriate disclosure in the Disclosure Letter), no Party may exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is fifteen (15) Business Days following receipt of such notice by the Party to whom the notice was delivered, if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Vasogen Meeting, such meeting shall, unless the Parties agree otherwise, be postponed or adjourned until the expiry of such period (without causing any breach of any other provision contained herein). If such notice has been delivered prior to the filing of the Articles of Arrangement with the Director, such filing shall be postponed until two (2) Business Days after the expiry of such period.

(3)     Each Party shall promptly notify the other Party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its subsidiaries or its representatives), and (iii) any material Legal Actions threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that are related to the transactions contemplated by the Agreement.

Section 8.2 Acquisition Proposal

(1)     If at any time following the date of this Agreement and prior to the Effective Time, Vasogen receives any written Acquisition Proposal that the Vasogen Board determines in good faith, after consultation with its financial advisors and outside counsel, constitutes or is likely to lead to a Superior Proposal, then Vasogen may:

(a)	furnish information with respect to Vasogen to the Person making such Acquisition Proposal; and/or
(b)	enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal,

provided that Vasogen shall not, and shall not allow its Representatives to, disclose any non-public information to such Person without having entered into a confidentiality agreement with such Person that contains provisions that are no less favourable in the aggregate to Vasogen and that are not individually or in the aggregate materially more favourable to such Person than those contained in the Confidentiality Agreement, and provided that such confidentiality agreement may not include any provision calling for an exclusive right to negotiate with Vasogen and may not restrict Vasogen from complying with this Section 8.2,and will promptly provide to the IPC Companies any non-public information concerning Vasogen provided to such other Person which was not previously provided to the IPC Companies.

(2)     From and after the date of this Agreement, Vasogen shall promptly (and in any event within 24 hours) notify the IPC Companies at first orally and then in writing of any actual or potential Acquisition Proposal, including a copy of any confidentiality agreement entered into by Vasogen, the identity of the Person making such Acquisition Proposal and the material terms and conditions thereof, and shall, at the IPC Companies’ reasonable request, inform it as to the status of developments and negotiations with respect to such Acquisition Proposal, including any changes to the material terms or conditions of such Acquisition Proposal.

(3)     The Vasogen Board shall not effect a Change of Recommendation unless (i) Vasogen has received a bona fide Acquisition Proposal from such Person, (ii) the Vasogen Board determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes a Superior Proposal, (iii) Vasogen has provided the IPC Companies with a copy of such Acquisition Proposal, (iv) a period (the “Matching Period”) consistent with the Response Period has lapsed from the date (the “Notice Date”) that is the later of (a) the date the IPC Companies received written notice of Vasogen’s proposed determination to take such action, and (b) the date the IPC Companies received a copy of the Acquisition Proposal, (v) during the Matching Period, the IPC Companies shall have the opportunity (but not an obligation) to offer to amend the terms and conditions of this Agreement such that the Acquisition Proposal would cease to be a Superior Proposal, (vi) after the Matching Period, the Vasogen Board (a) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal and (b) determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, and (vii) after the Matching Period, the Vasogen Board or any committee thereof effects a Change of Recommendation. Each successive material modification (including any increase in the proposed price) of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 8.2(1), provided that the Matching Period in respect of such new Acquisition Period shall extend only until the later of the end of the initial five (5) Business Day Matching Period and 48 hours after the Notice Date in respect of the new Acquisition Proposal.

Section 8.3 Right to Match

(1)     Subject to Section 8.2(1), Vasogen covenants that it will not effect a Change of Recommendation unless:

(a)	Vasogen has complied with its obligations under the other provisions of this Article 8 and has provided the IPC Companies with a copy of the Superior Proposal; and
(b)

a period (the “Response Period”) of five (5) Business Days shall have elapsed from the date on which the IPC Companies received written notice from the Vasogen Board that the Vasogen Board has determined, subject only to compliance with this Section 8.3, to effect a Change of Recommendation.

(2)     During the Response Period, the IPC Companies will have the right, but not the obligation, to offer to amend the terms of this Agreement and the Arrangement. The Vasogen Board will review any such proposal by the IPC Companies to amend the terms of this Agreement and the Arrangement, to determine whether the Acquisition Proposal to which the IPC Companies is responding would be a Superior Proposal when assessed against this Agreement and the Arrangement as it is proposed by the IPC Companies to be amended. If the Vasogen Board does not in good faith so determine, the Vasogen Board will reaffirm its recommendation of the Arrangement, as so amended. If the Vasogen Board does in good faith so determine, the Vasogen Board or any committee thereof may effect a Change of Recommendation; provided that Vasogen has complied with the terms and conditions under Section 8.2(3).

(3)     Vasogen shall ensure that the directors and officers of Vasogen are aware of the provisions of Section 8.2.

Section 8.4 Agreement as to Termination Fee

(1)     Notwithstanding any other provision relating to the payment of fees or expenses, including the payment of brokerage fees, Vasogen shall pay, or cause to be paid, to the IPC Companies (or such other person as the IPC Companies may in writing direct) by wire transfer of immediately available funds an amount equal to the applicable Termination Fee, if this Agreement is terminated in the circumstances set out in Section 9.2(3)(a) or Section 9.2(4)(a).

(2)     Such payment shall be due in the case of a termination specified in Section 9.2(3)(a) forthwith (and in any event within five (5) Business Days) following the termination of this Agreement but prior to or concurrently with termination in the case of a termination pursuant to Section 9.2(4)(a).

Section 8.5 Fees and Expenses

Except as otherwise provided in this Agreement, including in Section 8.4, each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement.

Section 8.6 Use of Net Cash

IPC Opco and IPC US each agree not to use the Net Cash of the Vasogen Companies (calculated as of the Effective Date) to pay any amounts owing from time to time under the Shareholder Note (other than up to $1,000,000 in the event the transactions contemplated in the Cervus Agreements are completed as part of the Arrangement) or for payment of the transaction costs or expenses of any IPC Company in connection with the transactions contemplated herein.

Section 8.7 Listing

Each Party agrees to take all necessary steps to cause the common shares of the corporation result from the combination of the business of Vasogen and IPC to be issued in connection with the Arrangement and the Merger and the common shares of such corporation to be issued upon the exercise of options and warrants of Vasogen and IPC US resulting from the Arrangement (i) to be approved for listing on the Toronto Stock Exchange or the TSX Venture Exchange and (ii) for quotation on Nasdaq or on the Over-The-Counter Bulletin Board (pending only delisting of common shares of Vasogen from Nasdaq and approval of a market maker in respect of such common shares on the Over-The-Counter Bulletin Board at or prior to the Effective Time).

Section 8.8 Access to Information; Confidentiality

(1)     During the Interim Period, subject to compliance with applicable Law and the terms of any existing Contracts, the IPC Companies shall, and shall cause its officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Vasogen, Cervus and to their officers, employees, agents and representatives such access as Vasogen and/or Cervus may reasonably require at all reasonable times, to their officers, employees, agents, properties, books, records and Contracts, and shall make available to Vasogen all data and information as Vasogen may reasonably request. Without limiting the foregoing, Vasogen and such other persons shall, upon reasonable prior notice, have the right, at Vasogen’s sole cost, to conduct appraisal and inspections of the material properties of Vasogen. The IPC Companies and Vasogen acknowledge and agree that information furnished pursuant to this Section 8.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

(2)     From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the terms of any existing Contracts, Vasogen shall, and shall cause its officers, directors, employees, independent auditors, accounting advisers and agents to, afford to the IPC Companies and to its officers, employees, agents and representatives such access as the IPC Companies may reasonably require at all reasonable times, to their officers, employees, agents, properties, books, records and Contracts, and shall make available to the IPC Companies all data and information as the IPC Companies may reasonably request. Vasogen and the IPC Companies acknowledge and agree that information furnished pursuant to this Section 8.6 shall be subject to the terms and conditions of the Confidentiality Agreement.

(3)     Any investigation pursuant to this Section 8.6 shall be conducted during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the IPC Companies or Vasogen, as the case may be.

(4)     Notwithstanding or any other provision of this Agreement, no Party shall be obligated to provide access to, or to disclose, any information to another Party if it reasonably determines that such access or disclosure would violate applicable Law or jeopardize any solicitor-client privilege claim by such Party; provided that such Party shall use its reasonable best efforts to put in place an arrangement to permit such disclosure without loss of solicitor-client privilege.

Section 8.9 Insurance and Indemnification

(1)     Vasogen shall, prior to the Effective Date, purchase run off directors’ and officers’ liability insurance for the current and former directors and officers of Vasogen on terms and conditions that the Vasogen Board determines to be reasonable. The premiums for such coverage shall be paid in full by Vasogen prior to the Effective Date. In no event shall the IPC Companies or Vasogen have any obligation, following the Effective Date, to pay any further premiums for directors’ and officers’ liability insurance for the current and former directors and officers of Vasogen covering claims made in respect of the period of time prior to the Effective Date.

(2)     The IPC Companies agree that Vasogen shall directly honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Vasogen, which shall survive the completion of the Arrangement. If Vasogen or any of its successors or assigns shall (a) amalgamate, consolidate with or merge or wind-up into any other person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any person or persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of Vasogen shall assume all of the obligations set forth in this Section 8.9.

(3)     The provisions of Section 8.9(2) are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs and his or her legal representatives and, for such purpose, Vasogen hereby confirms that it is acting as agent and trustee on their behalf.

Section 8.10 Take-over Statutes

If any take-over statute is or becomes applicable to this Agreement, the Arrangement or the other transactions contemplated by this Agreement, each of the IPC Companies and Vasogen and their respective boards of directors shall (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (h) otherwise act to eliminate or minimize the effects of such take-over statute.

Section 8.11 Resignations

Vasogen shall, and shall cause the Vasogen Subsidiaries to, obtain and deliver to the IPC Companies at the Effective Time evidence reasonably satisfactory to the IPC Companies of the resignation, effective as of the Effective Time, of those directors of the Vasogen Companies designated by the IPC Companies to Vasogen in writing at least five (5) calendar days prior to the Effective Time.

Section 8.12 Board Appointments

Upon the resignation of the directors contemplated by Section 8.11, a board of directors consisting of (i) five (5) directors nominated by IPC Opco; and (ii) one (1) director nominated by Vasogen and acceptable to IPC Opco, acting reasonably, shall be nominated as the directors of the corporation resulting from the combination of the business of Vasogen and IPC to be effective following the Arrangement.

ARTICLE 9 - TERM, TERMINATION, AMENDMENT AND WAIVER

Section 9.1 Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

Section 9.2 Termination

(1)     Termination By Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time by mutual written consent of IPC Opco and Vasogen.

(2)     Termination By Either the IPC Companies or Vasogen. This Agreement may be terminated by either IPC Opco or Vasogen at any time prior to the Effective Time:

(a)

if the Effective Time has not occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this clause (a) shall not be available to any party to this Agreement whose failure to fulfill any of its obligations has been a principal cause of, or resulted in, the failure of the Effective Time to occur by such date;

(b)	if the Vasogen Meeting is held and the Required Vote is not obtained at the Vasogen Meeting (or any adjournment or postponement thereof);
(c)	if the IPC US Meeting is held and the IPC US Required Vote is not obtained at the IPC US Meeting (or any adjournment or postponement thereof); or
(d)	if any applicable Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited, and such Law has become final and non-appealable.

(3)     Termination By the IPC Companies. This Agreement may be terminated by IPC Opco at any time prior to the Effective Time:

(a)	if a Change of Recommendation has occurred; or

(b)

if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Vasogen set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with Section 8.1.

(4)     Termination By Vasogen. Subject to Section 8.1, this Agreement may be terminated by Vasogen at any time prior to the Effective Time:

(a)	if Vasogen publicly proposes to or does enter into a Contract with respect to a Superior Proposal in compliance with the provisions of Section 8.2; or
(b)

if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of any IPC Company set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 7.3(a), (b), (c) and (d) not to be satisfied and (ii) is incapable of being cured or, if curable, is not cured in accordance with Section 8.1.

(5)     Effect of Termination. If this Agreement is terminated in accordance with the foregoing provisions of this Section 9.2, this Agreement shall forthwith become void and of no further force or effect, provided that such termination is without prejudice to a Party’s rights to recover damages for the breach of any representation, warranty, covenant or condition contained in this Agreement, and no Party shall have any further obligations hereunder except as provided in Sections 3.2, 4.2, 5.2, 8.3, 8.4, 8.7, 8.8, 10.4, 10.7, 10.8 and 10.9 and the Confidentiality Agreement and as otherwise expressly contemplated hereby.

Section 9.3 Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Vasogen Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;
(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or
(d)	waive compliance with or modify any conditions precedent herein contained.

Section 9.4 Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Party, (ii) waive compliance with any of the other Party’s agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 10 - GENERAL PROVISIONS

Section 10.1 Further Assurances

Each party shall from time to time promptly execute and deliver all further documents and take all further action reasonably necessary or appropriate to give effect to the provisions and intent of this Agreement.

Section 10.2 Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile or e-mail transmission, or as of the following Business Day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)	if to IPC Opco or IPC US:

30 Worchester Road

Toronto, Ontario

M9W 5X2

Attention: Dr. Isa Odidi

Facsimile: 416-798-3007

E-mail: iodidi@intellipharmaceutics.com

with a copy (which shall not constitute notice) to:

Gowling Lafleur Henderson LLP

1 First Canadian Place

100 King Street West, Suite 1600

Toronto, Ontario

Canada M5X 1G5

Attention: Christopher J. Bardsley

Facsimile: (416) 369-7227

E-mail: christopher.bardsley@gowlings.com

(b)     if to Vasogen:

Vasogen Inc.

c/o McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Attention: Chris Waddick

Facsimile: (905) 569-9231

E-mail: cwaddick@Vasogen.com

with a copy to (which shall not constitute notice): and to:

McCarthy Tétrault LLP

Suite 5300

Toronto Dominion Bank Tower

Toronto, Ontario, Canada M5K 1E6

Attention: W. Ian Palm

Telephone: (416) 601-7382

Facsimile: (416) 868-0673

E-mail: ipalm@ mccarthy.ca

Section 10.3 Time

Time shall be of the essence of this Agreement.

Section 10.4 Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario, and each of the parties irrevocably attorns to the non-exclusive jurisdiction of the courts of Ontario.

Section 10.5 Entire Agreement

This Agreement (including the exhibits and schedules hereto), the Vasogen Disclosure Letter, the IPC Disclosure Letter and the Confidentiality Agreement constitute the entire agreement between the Parties and supersede all other prior agreements, negotiations and understandings, both written and oral, between the Parties and their affiliates with respect to the subject matter hereof and thereof. No provision may be amended or waived except in writing.

Section 10.6 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 10.7 Assignment and Enurement

No Party may assign all or any part of its rights under this Agreement to, and its obligations under this Agreement without the prior written consent of the other Parties provided however this Agreement shall be assigned by Vasogen to a new corporation to be incorporated, such assignment to be given effect to pursuant to the Plan of Arrangement and the Divestiture Agreement (as defined in the Cervus Agreements). This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

Section 10.8 Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

Section 10.9 No Third Party Beneficiaries

Except as provided in Section 8.9(3) and the Plan of Arrangement, which rights are hereby acknowledged and agreed by the Parties, this Agreement is not intended to confer any rights or remedies upon any person other than the Parties to this Agreement.

Section 10.10 Counterparts, Execution

This Agreement and any amendment, supplement, restatement or termination of any provision of this Agreement may be executed and delivered in any number of counterparts, each of which when executed and delivered is an original but all of which taken together constitute one and the same instrument. A party’s transmission by facsimile of a copy of this Agreement duly executed by that party shall constitute effective delivery by that party of an executed copy of this Agreement to the party receiving the transmission. A party that has delivered this Agreement by facsimile shall forthwith deliver an originally executed copy to the other party or parties.

[Signature Page Follows]

The parties have executed this Agreement.

VASOGEN INC.
By:	(signed) “Chris Waddick”
Name: Chris Waddick
Title: President and CEO

INTELLIPHARMACEUTICS CORP.
By:	(signed) “Isa Odidi”
Name: Isa Odidi
Title: Chairman and CEO

INTELLIPHARMACEUTICS LTD.
By:	(signed) “Amina Odidi”
Name: Amina Odidi
Title: COO and President

Schedule A– Plan of Arrangement

Please see attached.

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192

OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the IPC Arrangement Agreement or Cervus Arrangement Agreement, as applicable, and the following terms shall have the following meanings and grammatical variations of such terms shall have corresponding meanings:

“Amalco” means the corporation formed by the amalgamation of IPC Newco and New Vasogen pursuant to this Plan of Arrangement.

“Amalco Depositary” means CIBC Mellon Trust Company, as depositary, or such other person appointed to act as depositary by the Company for the purposes of the Arrangement.

“Amalgamation” has the meaning set out in Section 2.2(bb) of this Plan of Arrangement.

“Amalco Options” means the options to be issuable pursuant to the Amalco Option Plan.

“Amalco Option Plan” means the stock option plan to be adopted by Amalco having the terms and conditions described in the Joint Circular.

“Amalco Shares” means the common shares in the capital of Amalco.

“Amalco Warrants” means the common share purchase warrants to purchase Amalco Shares issued by Amalco.

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement, as applicable, and in accordance with this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Assumption” has the meaning set out in Section 2.2(d) of this Plan of Arrangement.

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Certificate of Arrangement” means the certificate or certificates or confirmation of filing which may be issued by the Director pursuant to Subsection 192(7) of the CBCA giving effect to the Arrangement.

“Cervus” means Cervus LP, a limited partnership existing under the laws of the Province of Alberta pursuant to the Cervus LP Agreement.

“Cervus Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between Cervus, Cervus GP and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Cervus Arrangement Resolution” means the special resolution of the Cervus Unitholders approving the Plan of Arrangement and considered at the Cervus Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus Meeting or otherwise.

“Cervus Circular” means the management information circular sent to Cervus Unitholders and Cervus GP Shareholders in connection with the applicable meeting of such securityholders, as amended, supplemented or otherwise modified.

“Cervus Corporation Exchange Right” means a right to purchase Cervus Corporation New Common Shares issuable by the Company to Cervus Optionholders under the Arrangement.

“Cervus Corporation Exercise Price Differential” means, in respect of a Cervus Option, the amount by which the Weighted Average Trading Price exceeds the exercise price of such Cervus Option, multiplied by the number of Cervus Units to which such Cervus Option relates.

“Cervus Corporation Deferred Share Rights” means the deferred share rights to be created for issuance by the Company having the terms and conditions described in the Cervus Circular.

“Cervus Corporation New Common Shares” means the new class of common shares in the capital of the Company to be created pursuant to Section 2.2(k) of this Plan of Arrangement.

“Cervus Corporation New Common Shareholder” means a holder of Cervus Corporation New Common Shares.

“Cervus Deferred Units” mean the Cervus deferred units issued under the Deferred Annual Bonus Plan of Cervus having the terms and conditions described in the Cervus Circular.

“Cervus Depositary” means Computershare Trust Company of Canada, as depositary, or such other person appointed to act as depositary by Cervus for the purposes of the Arrangement.

“Cervus GP” means Cervus GP Ltd., a corporation existing under the laws of Alberta and the general partner of Cervus.

“Cervus GP Arrangement Resolution” means the special resolution of the Cervus GP Shareholders approving the Plan of Arrangement and considered at the Cervus GP Meeting and any amendments or variations thereto made in accordance with the provisions of the Cervus Arrangement Agreement made at the direction of the Court in the Interim Order, at the Cervus GP Meeting or otherwise.

“Cervus GP Dissent Rights” has the meaning ascribed thereto in Section 3.3 of this Plan of Arrangement.

“Cervus GP Meeting” means the special meeting of Cervus GP Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus GP Arrangement Resolution.

“Cervus GP Shareholders” means the holders of the Cervus GP Shares.

“Cervus GP Shares” means the common shares in the capital of Cervus GP.

“Cervus In-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit below the Cervus Weighted Average Trading Price.

“Cervus Loan Amount” means the aggregate amount payable pursuant to the Cervus Loan Promissory Note, which amount shall be equal to $7,500,000.

“Cervus Loan Promissory Note” means the promissory note of Vasogen, in an aggregate principal amount equal to the Cervus Loan Amount, to be issued in favour of Cervus pursuant to Section 2.2(i) of this Plan of Arrangement in consideration of the loan to Vasogen by Cervus of an amount equal to the Cervus Loan Amount.

“Cervus LP Agreement” means the limited partnership agreement for Cervus originally dated March 14, 2003, and subsequently amended and restated on each of June 7, 2004, July 7, 2007 and March 27, 2008.

“Cervus Meeting” means the special meeting of Cervus Unitholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Cervus Arrangement Resolution.

“Cervus Optionholders” means the holders of Cervus Options.

“Cervus Option Plan” means the stock option plan of Cervus.

“Cervus Options” means the stock options, whether or not vested, to acquire Cervus Units that were issued pursuant to the Cervus Option Plan that are outstanding immediately prior to the Effective Time.

“Cervus Out-of-the-Money Option” means a Cervus Option with an exercise price per Cervus Unit equal to or above the Cervus Weighted Average Trading Price.

“Cervus Unitholders” means the holders of the Cervus Units.

“Cervus Units” means the issued and outstanding limited partnership units of Cervus.

“Cervus Weighted Average Trading Price” shall be determined by dividing (a) the aggregate dollar trading value of all Cervus Units sold on the TSX Venture Exchange over the ten consecutive trading days ending on the third trading day next preceding the Effective Date by (b) the total number of Cervus Units sold on such stock exchange during such period.

“Company” means Vasogen Inc., a corporation existing under the laws of Canada (to be renamed “Cervus Corporation” pursuant to this Arrangement).

“Court” means the Ontario Superior Court of Justice.

“Dissenting Cervus GP Shareholder” means a holder of Cervus GP Shares who has duly exercised its Cervus GP Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Cervus GP Dissent Rights, but only in respect of the Cervus GP Shares in respect of which Cervus GP Dissent Rights are validly exercised by such holder.

“Dissenting Vasogen Shareholder” means a holder of Vasogen Shares who has duly exercised its Vasogen Dissent Rights in respect of the Arrangement and has not withdrawn or been deemed to have withdrawn such exercise of Vasogen Dissent Rights, but only in respect of the Vasogen Shares in respect of which Vasogen Dissent Rights are validly exercised by such holder.

“Divested Assets” means the Assets as such term is defined in the Divestiture Agreement.

“Divestiture Agreement” means the divestiture agreement between the Company and Vasogen Subco and intervened to by New Vasogen and Cervus, made as of Effective Date providing for the transfer of the Divested Assets to New Vasogen and the assumption by New Vasogen of the Transferred Liabilities, the form of which is attached to the Cervus Arrangement Agreement.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time), or such other time on the Effective Date as may be agreed in writing by the Company, Cervus and IPC Opco, each acting reasonably.

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn, as affirmed or as amended on appeal.

“Governmental Entity” means any (a) multinational, federal, national, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any quasi-governmental or private body exercising any regulatory, self regulatory, expropriation or taxing authority under or for the account of any of the foregoing; (d) any stock exchange; or (e) any Governmental Authority.

“Interim Order” means the interim order of the Court, as contemplated by Section 2.2 of the IPC Arrangement Agreement and 2.1 of the Cervus Arrangement Agreement, as applicable.

“IPC Arrangement Agreement” means the arrangement agreement made as of August 14, 2009 between IPC Opco, IPC US and the Company (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“IPC Newco” means ? Canada Inc., a corporation incorporated under the laws of Canada.

“IPC Newco US” means ? Delaware Inc., a corporation incorporated under the laws of Delaware.

“IPC Newco Shares” means the common shares in the capital of IPC Newco.

“IPC Newco Shareholder” means a holder of IPC Newco Shares.

“IPC Opco” means IntelliPharmaCeutics Corp., an unlimited liability corporation incorporated under the laws of Nova Scotia.

“IPC Opco Common Shares” means the common shares in the capital of IPC Opco.

“IPC Opco Convertible Voting Shares” means the convertible voting shares in the capital of IPC Opco.

“IPC Opco Exchangeable Voting Shares” means the exchangeable voting shares in the capital of IPC Opco.

“IPC Opco Shares” means, collectively, the IPC Opco Common Shares, the IPC Opco Convertible Voting Shares and the IPC Opco Exchangeable Voting Shares.

“IPC Post-Exchange Option Value” has the meaning set out in Section 2.3(b) of this Plan of Arrangement.

“IPC Pre-Exchange Option Value” has the meaning set out in Section 2.3(b) of this Plan of Arrangement.

“IPC Shares” means, collectively, the IPC Opco Shares and the IPC US Shares.

“IPC US” means IntelliPharmaCeutics Ltd., a corporation incorporated under the laws of Delaware.

“IPC US Common Shares” means the shares of common stock in the capital of IPC US.

“IPC US Options” means an option to purchase IPC US Common Shares granted pursuant to the IPC US Stock Option Plan and/ or the terms of a stock option agreement.

“IPC US Meeting” means the special meeting of IPC US Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Merger Resolution.

“IPC US Preferred Shares” means the shares of preferred stock in capital of IPC US.

“IPC US Shares” means the IPC US Preferred Shares, including the IPC US Special Voting Shares, and the IPC US Common Shares.

“IPC US Shareholders” means the holders of the IPC US Shares.

“IPC US Special Voting Shares” means the special voting shares in the capital of IPC US, which constitute part of the IPC US Preferred Shares.

“IPC US Stock Option Plan” means the stock option plan of IPC US.

“Joint Circular” means the management information circular sent to Vasogen Shareholders and IPC US Shareholders, as applicable in connection with the applicable meeting of shareholders, as amended, supplemented or otherwise modified.

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity or self regulatory authority (including the Exchange), and the term “applicable” with respect to such Laws (including Environmental Laws) and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities.

“Letter of Transmittal” means the letter of transmittal sent to holders of shares or units, as applicable, in the capital of the Company, IPC Corp., IPC US, Cervus or Cervus GP, as applicable, for use in connection with the Arrangement.

“Liens” means (a) any mortgage, charge, pledge, hypothecation, security interest, assignment by way of security, lien (statutory or otherwise), conditional sale agreement, deposit arrangement or title retention agreement; (b) any trust arrangement; (c) any arrangement which creates a right of set-off out of the ordinary course of business; (d) any option, warrant, right or privilege capable of becoming a transfer; (e) any other encumbrance of any nature which, in substance, secures payment or performance of an obligation; or (f) any agreement to grant any such rights or interests.

“Merger” means the merger of IPC Newco US with and into IPC US pursuant to the Merger Agreement.

“Merger Agreement” means the agreement and plan of merger to be entered into on or prior to the Effective Date between IPC US, IPC Newco, New Vasogen and IPC Newco US (including the schedules thereto) as it may be amended, modified or supplemented from time to time in accordance with its terms.

“Merger Resolution” means the resolution of the IPC US Shareholders approving the Merger and considered at the IPC US Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement made at the direction of the Court in the Interim Order, at the IPC US Meeting or otherwise.

“New Vasogen” means ? Canada Inc., a corporation existing under the laws of Canada.

“New Vasogen Options” means the options to be held by former holders of Vasogen Options under this Arrangement.

“New Vasogen Option Plan” means the stock option plan to be adopted by New Vasogen under the terms of this Arrangement.

“New Vasogen Shares” means the common shares in the capital of New Vasogen.

“New Vasogen Warrants” means the common share purchase warrants to purchase New Vasogen Shares issued by New Vasogen.

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Section 192 of the CBCA, and any amendments or variations thereto made in accordance with Section 9.3 of the IPC Arrangement Agreement and Section 6.1 of the Cervus Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order.

“Tax Act”means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as may be promulgated or amended from time to time.

“Transfer” has the meaning set out in Section 2.2(d) of this Plan of Arrangement.

“Transferred Liabilities” means the Assumed Liabilities as such term is defined in the Divestiture Agreement.

“Vasogen 2005 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2005 Warrants” and outstanding immediately prior to the Effective Time.

“Vasogen 2006-7 Warrants” means the common share purchase warrants to purchase Vasogen Shares identified in the Joint Circular as the “Vasogen 2006-7 Warrants” outstanding immediately prior to the Effective Time.

“Vasogen Arrangement Resolution” means the special resolution of the Vasogen Shareholders approving the Plan of Arrangement and considered at the Vasogen Meeting and any amendments or variations thereto made in accordance with the provisions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable, made at the direction of the Court in the Interim Order, at the Vasogen Meeting or otherwise.

“Vasogen Director Stock Option Plan” means the director stock option plan of the Company, as amended.

“Vasogen Dissent Rights” has the meaning ascribed thereto in Section 3.1 of this Plan of Arrangement.

“Vasogen DSU Holders” means the holders of Vasogen DSUs.

“Vasogen DSUP” means the directors’ deferred share unit plans of the Company.

“Vasogen DSUs” means the directors’ deferred share units, whether or not vested, issued pursuant to the Vasogen DSUP that are outstanding immediately prior to the Effective Date.

“Vasogen Employee Stock Option Plan” means the employee stock option plan of the Company, as amended.

“Vasogen Meeting” means the special meeting of Vasogen Shareholders, including any adjournment or postponement thereof, called and held in accordance with the Interim Order to consider the Vasogen Arrangement Resolution.

“Vasogen Options” means the options to purchase Vasogen Shares granted under the Vasogen Employee Stock Option Plan, the Vasogen Director Stock Option Plan or the Vasogen 2003 Employee Stock Option Plan, as applicable.

“Vasogen Post-Exchange Option Value” has the meaning set out in Section 2.3(a) of this Plan of Arrangement.

“Vasogen Pre-Exchange Option Value” has the meaning set out in Section 2.3(a) of this Plan of Arrangement.

“Vasogen Redeemable Shares” means the redeemable shares in the capital of the Company created pursuant to Section 2.2(k) of this Plan of Arrangement.

“Vasogen Shares” means common shares in the capital of the Company.

“Vasogen Shareholders” means the holders of Vasogen Shares prior to the Effective Time.

“Vasogen Subco” means ? Canada Inc., a corporation incorporated under the laws of Canada.

“Vasogen Subco Shares” means the common shares in the capital of Vasogen Subco.

“Vasogen Warrants” means, collectively, the Vasogen 2005 Warrants and the Vasogen 2006-7 Warrants.

Section 1.2 Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

Section 1.3 Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (i) words importing the singular number include the plural and vice versa, (ii) words importing any gender include all genders, and (iii) “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

Section 1.4 Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

Section 1.5 Date for Any Action

If the date on which any action is required or permitted to be taken hereunder by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.6 References to Dates, Statutes, etc.

In this Plan of Arrangement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Plan of Arrangement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

Section 1.7 Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Toronto, Ontario, unless otherwise expressly stipulated herein.

ARTICLE 2

THE ARRANGEMENT

This Plan of Arrangement is made pursuant to the Arrangement Agreements.

Section 2.1 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on:

(i)	the Company, New Vasogen, Vasogen Subco, Cervus, Cervus GP, IPC Opco, IPC US, IPC Newco US, IPC Newco, IPC US Mergerco and Amalco,
(ii)	all holders of Cervus Deferred Units and Cervus Options,
(iii)	all holders of Vasogen Warrants, Vasogen Options and Vasogen DSUs,
(iv)	all holders of IPC US Options, and
(v)

all holders and beneficial owners of each of Vasogen Shares, Cervus Units, Cervus GP Shares, New Vasogen Shares, IPC Opco Shares, IPC US Shares, Amalco Shares, IPC Newco Shares and Vasogen Subco Shares

at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein.

Section 2.2 Effective Time

Commencing at the Effective Time and in the order set out below, subject to the terms and conditions of each of the Arrangement Agreements, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality:

(a)

at the Effective Time, the Vasogen Shares held by Dissenting Vasogen Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to the Company (free and clear of any Liens) and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Vasogen Shares and to have any rights as holders of such Vasogen Shares other than the right to be paid fair value for such Vasogen Shares by New Vasogen (and not by the Company) as set out in Section 3.1 of this Plan of Arrangement;

	(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Vasogen Shares from the registers of Vasogen Shares maintained by or on behalf of the Company; and
	(iii)	the Company shall be deemed to be the transferee of such Vasogen Shares (free and clear of any Liens) and shall cancel such Vasogen Shares;
(b)

one minute following the Effective Time, the Cervus GP Shares held by Dissenting Cervus GP Shareholders in respect of which Cervus Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Cervus GP (free and clear of any Liens) and:

(i)

such Dissenting Cervus GP Shareholders shall cease to be the holders of such Cervus GP Shares and to have any rights as holders of such Cervus GP Shares other than the right to be paid fair value for such Cervus GP Shares as set out in Section 3.3 of this Plan of Arrangement;

	(ii)	such Dissenting Cervus GP Shareholders’ names shall be removed as the holders of such Cervus GP Shares from the registers of Cervus GP Shares maintained by or on behalf of Cervus GP; and
	(iii)	Cervus GP shall be deemed to be the transferee of such Cervus GP Shares (free and clear of any Liens) and shall cancel such Cervus GP Shares;
(c)

two minutes following the Effective Time, the Cervus LP Agreement shall be amended to the extent necessary to facilitate the Arrangement and the implementation of the steps and transactions described herein all as may be reflected in a further amended and restated Cervus LP Agreement to be dated as of the Effective Date;

(d)

three minutes following the Effective Time, the Company shall transfer, assign and convey (the “Transfer”) the Divested Assets to Vasogen Subco and, in consideration thereof, Vasogen Subco shall assume (the “Assumption”) the Transferred Liabilities as well as issue to the Company of 100 fully paid and non-assessable Vasogen Subco Shares, all on terms and conditions set forth in the Divestiture Agreement. The Transfer and the Assumption shall be deemed to:

(i)

operate as a novation by substitution of the Company by Vasogen Subco with respect to all Transferred Liabilities such that the Company shall be fully and irrevocably released and forever discharged by all Persons with respect to all Transferred Liabilities by the effect of such novation;

(ii)

transfer, assign and convey to Vasogen Subco all rights, defences and counterclaims, of any kind whatsoever, that the Company ever had, now has or may have in the future or prior to the Effective Time in connection with the Transferred Liabilities; and

(iii)

operate as a novation by substitution of the Company by Vasogen Subco as a creditor of all rights, benefits and interests in connection with the Divested Assets that the Company ever had, now has or may have in the future or prior to the Effective Time;

(e)

four minutes following the Effective Time, the initial New Vasogen Share issued to the Company upon the incorporation of New Vasogen shall be transferred to New Vasogen without considerationand, upon such transfer, such New Vasogen Share shall be immediately cancelled;

(f)

five minutes following the Effective Time, each Vasogen Share (excluding those held by Dissenting Vasogen Shareholders) issued and outstanding immediately prior to the Effective Time shall be transferred to New Vasogen free and clear of all Liensin exchange for the issuance of one New Vasogen Share;

(g)	upon the exchange of Vasogen Shares for New Vasogen Shares in Section 2.2(f) of this Plan of Arrangement:
	(i)	each former Vasogen Shareholder shall cease to be a Vasogen Shareholder and the name of each such former Vasogen Shareholder shall be removed from the registers of Vasogen Shareholder;
	(ii)	each former Vasogen Shareholder shall become a New Vasogen Shareholder and shall be added to the register of New Vasogen Shareholders; and
	(iii)	New Vasogen shall become the holder of the Vasogen Shares so exchanged and shall be added to the register of Vasogen Shareholders in respect thereof;
(h)	six minutes following the Effective Time,
	(i)	New Vasogen will adopt, and be deemed to have adopted, the New Vasogen Option Plan;
(ii)

each outstanding Vasogen Option that has not been duly exercised prior to the Effective Time, whether or not vested, will be exchanged for New Vasogen Options on the basis of one New Vasogen Option for each Vasogen Option held immediately prior to the Effective Time and the exercise price per New Vasogen Share issuable upon exercise of each New Vasogen Option will be equal to the exercise price per Vasogen Share under the Vasogen Option, and thereupon the Vasogen Options so exchanged shall be cancelled;

(iii)

each Vasogen 2005 Warrant outstanding immediately prior to the Effective Time and not exercised shall, without any further action on behalf of each holder of such Vasogen 2005 Warrants, be transferred to Vasogen (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by New Vasogen to each holder of such Vasogen 2005 Warrants of US$0.021 multiplied by the number of Vasogen Shares to which such Vasogen Warrants relate;

(iv)

each of the Vasogen 2006-7 Warrants outstanding immediately prior to the Effective Time and not exercised will become New Vasogen Warrants on the basis of one New Vasogen Warrant for each Vasogen 2006-7 Warrant held as of the Effective Time. All terms and conditions of such New Vasogen Warrants will be the same as the terms and conditions of the Vasogen 2006-7 Warrantsmutatis mutandis. Warrant certificates previously evidencing such Vasogen Warrants shall thereafter evidence and be deemed to evidence such Vasogen 2006-7 Warrants outstanding in replacement therefor;

(v)

each of the Vasogen DSUs outstanding immediately prior to the Effective Time will be exercised and deemed to be exercised for such number of Vasogen Shares as is determined under the Vasogen DSUP as if the holders thereof had resigned as a director and/or officer, as applicable, immediately prior to the Effective Time and such Vasogen Shares shall be issued to such former holders of Vasogen DSUs and any other rights issued under the Vasogen DSUP shall be, and shall be deemed to be, terminated and cancelled for no consideration; and

(vi)

any and all other rights to acquire Vasogen Shares, if any, other than those contemplated in this Plan of Arrangement, shall be, and shall be deemed to be, terminated and cancelled for no consideration;

(i)	seven minutes following the Effective Time, Cervus shall loan to the Company the Cervus Loan Amount and the Company will issue and deliver to Cervus the Cervus Loan Promissory Note;
(j)

eight minutes following the Effective Time, the Company will subscribe for such number of Vasogen Subco Shares as there are Vasogen Shares outstanding as at such time, in consideration for the Cervus Loan Amount;

(k)

nine minutes following the Effective Time, the articles of the Company will be amended to (i) change the name of the Company to “Cervus Corporation”; (ii) amend the Vasogen Shares to become the “Vasogen Redeemable Shares”; (iii) create an unlimited number of the “Cervus Corporation New Common Shares”, a new class of common shares of the Company; (iv) designate that the rights, privileges, conditions and restrictions attaching to the share classes of the Company are as set forth on Schedule “A” to this Plan of Arrangement, and

(v) change the province in Canada where the registered office of the Company is situated to the Province of Alberta;
(l)

ten minutes following the Effective Time, the Cervus Units issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for Cervus Corporation New Common Shares issued on the basis of three Cervus Corporation New Common Shares for each two Cervus Units so sold, assigned and transferred;

(m)	upon the exchange of Cervus Units for Cervus Corporation New Common Shares in Section 2.2(l) of this Plan of Arrangement:
	(i)	each former Cervus Unitholder shall cease to be a Cervus Unitholder and the name of each such former Cervus Unitholder shall be removed from the registers of Cervus Unitholders;
	(ii)	each former Cervus Unitholder shall become a Cervus Corporation New Common Shareholder and shall be added to the register of Cervus Corporation New Common Shareholders; and
	(iii)	the Company shall become the holder of the Cervus Units so exchanged and shall be added to the register of Cervus Unitholders in respect thereof;
(n)

eleven minutes after the Effective Time, the Cervus GP Shares issued and outstanding immediately prior to the Effective Time (excluding those held by Dissenting Cervus GP Shareholders) shall be sold, assigned and transferred to the Company (free and clear of any Liens) in exchange for cash consideration of $1.00 per Cervus GP Share so sold, assigned and transferred;

(o)	upon the exchange of Cervus GP Shares for cash consideration in Section 2.2(n) of this Plan of Arrangement:
	(i)	each former Cervus GP Shareholder shall cease to be a Cervus GP Shareholder and the name of each such former Cervus GP Shareholder shall be removed from the registers of Cervus GP Shareholders; and
	(ii)	the Company shall become the holder of the Cervus GP Shares so exchanged and shall be added to the register of Cervus GP Shareholders in respect thereof;
(p)

twelve minutes after the Effective Time, each Cervus Out-of-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be amended to remove any restrictions on transferability and be transferred to Cervus (free and clear of any Liens) and thereupon be cancelled in exchange for the payment by Cervus to each Cervus Optionholder of $0.001 multiplied by the number of Cervus Units to which the Cervus Optionholder's Cervus Out-of-the-Money Options relate;

(q)

thirteen minutes after the Effective Time, each Cervus In-the-Money Option outstanding and not exercised prior to the Effective Time shall, without any further action on behalf of each Cervus Optionholder, be amended to remove any restrictions on transferability and be transferred to Cervus (free of any claims) and thereupon be cancelled in exchange for:

(i)

in the case of the Cervus In-the-Money Options of each Cervus Optionholder which have vested on or prior to the Effective Time, a Cervus Exchange Right entitling each such Optionholder the right to acquire, at a purchase price of $0.01 per Cervus Corporation New Common Share, exercisable at any time during the period of one month from the Effective Time, a number of Cervus Corporation New Common Shares equal to the aggregate Cervus Corporation Exercise Price Differential of each of the Cervus Optionholder's vested Cervus In-the-Money Options divided by the product of the Cervus Weighted Average Trading Price multiplied by 1.5; and

(ii)

in the case of the Cervus In-the-Money Options of each Cervus Optionholder which have not vested on or prior to the Effective Time, a Cervus Exchange Right entitling each such Cervus Optionholder the right to acquire, at a purchase price of $0.01 per Cervus Corporation New Common Share, a number of Cervus Corporation New Common Shares equal to the aggregate Exercise Price Differential of each of the Cervus Optionholder's unvested Cervus In-the-Money Options divided by the product of the Cervus Weighted Average Trading Price multiplied by 1.5. Such Cervus Exchange Rights shall be exercisable, in respect of each Cervus Corporation Common New Share, at any time during the period from the date on which each Cervus In-the-Money Option to which the Cervus Corporation New Common Share relates would have vested had it not been cancelled pursuant to the Arrangement and ending on the date that the Cervus In-the-Money Option would have expired had it not been cancelled pursuant to Arrangement;

(r)	fourteen minutes after the Effective Time, each threeCervus Deferred Units that are outstanding at the Effective Date shall be exchanged for two Cervus Corporation Deferred Share Rights;
(s)	upon the exchange of the Cervus Deferred Units for Cervus Corporation Deferred Share Rights:
(i) each former holder of Cervus Deferred Units shall cease to be a holder of Cervus Deferred Units and the name of each such holder shall be removed from the register of holders of Cervus Deferred Units;
(ii)

each former holder of Cervus Deferred Units shall become a holder of Cervus Corporation Deferred Share Rights and shall be added to the register of holders of Cervus Corporation Deferred Share Rights; and

(iii) all Cervus Deferred Units shall be cancelled;
(t)	fifteen minutes after the Effective Time, the incumbent directors of the Company will, and will be deemed to, have resigned and be replaced, as directors by the directors of Cervus GP;
(u)

sixteen minutes following the Effective Time, the Company will redeem the Vasogen Redeemable Shares and the redemption price of the Vasogen Redeemable Shares will be satisfied by the Company distributing all of the issued and outstanding Vasogen Subco Shares at a rate of oneVasogen Subco Share for each Vasogen Redeemable Shares;

(v)

seventeen minutes following the Effective Time, Vasogen Subco shall be and will be deemed to have been wound-up and shall transfer, assign and convey to New Vasogen all of the property, liabilities and assets of Vasogen Subco;

(w)	eighteen minutes following the Effective Time, Vasogen Subco will be dissolved;
(x)	nineteen minutes following the Effective Time:
(i)

all of the IPC US Special Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for one IPC Newco Share; and

(ii)

all of the IPC Opco Convertible Voting Shares issued and outstanding immediately prior to the Effective Time shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC Opco Convertible Voting Shares on the basis of one IPC Newco Share for each IPC Opco Convertible Voting Share so sold, assigned and transferred;

(y)	upon the exchange of the IPC US Special Voting Shares and IPC Opco Convertible Voting Shares for IPC Newco Shares in Section 2.2(x) of this Plan of Arrangement:
(i)

IntelliPharmaCeutics Inc. shall cease to be a holder of the IPC Opco Convertible Voting Shares and the IPC US Special Voting Shares so transferred and its name shall be removed from the register of holders of the IPC Opco Convertible Voting Shares and of the IPC US Special Voting Shares;

(ii)

IPC Newco shall become the holder of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares and shall be added to the register of holders of the IPC US Special Voting Shares and the IPC Opco Convertible Voting Shares in respect thereof; and

	(iii)	IPC Newco will execute a joint tax election prepared by IntelliPharmaCeutics Inc. such that these exchanges occur on a tax-deferred rollover basis under subsection 85(1) of the Tax Act;
(z)

twenty minutes following the Effective Time the IPC US Common Shares issued and outstanding immediately prior to the Effective Time held by Canadian resident shareholders shall be sold, assigned and transferred to IPC Newco free and clear of any Liens in exchange for IPC Newco Shares having a fair market value equal to the value of the exchanged IPC US Common Share on the basis of one IPC Newco Share for each IPC US Common Share so sold, assigned and transferred;

(aa)	upon the exchange of IPC US Common Shares for IPC Newco Shares in Section 2.2(z) of this Plan of Arrangement:
	(i)	each such former IPC US Shareholder shall cease to be a holder of IPC US Common Shares and the name of each such former IPC US Shareholder shall be removed from the registers of IPC US Common Shares;
	(ii)	each such former IPC US Shareholder shall become an IPC Newco Shareholder and shall be added to the register of IPC Newco Shareholders;
	(iii)	IPC Newco shall become the holder of the IPC US Common Shares so exchanged and shall be added to the register of holders of IPC US Common Shares in respect thereof; and
	(iv)	IPC Newco will execute joint tax elections if required by the Canadian resident shareholder such that the exchanges occur on a tax deferred rollover basis under subsection 85(1) of the Tax Act;
(bb)

twenty-one minutes after the Effective Time IPC Newco and New Vasogen shall be amalgamated (the “Amalgamation”) with the same effect as provided in Section 181 of the CBCA and, as such, shall continue in existence as one and the same company, being Amalco, under the CBCA on the following terms and conditions:

	(i)	the name of Amalco shall be “IntelliPharmaCeutics International Inc.”;
	(ii)	the registered office of Amalco shall be situated in the Province of Ontario;
	(iii)	Amalco shall be authorized to issue an unlimited number of Amalco Shares;
	(iv)	there shall be no restrictions on the activities that Amalco is authorized to carry on, nor any restrictions on the transfer of Amalco Shares;

(v)	the board of directors of Amalco will consist of not less than three and not more than ten directors, the exact number of which shall be determined by the directors from time to time;
(vi)

the directors of Amalco shall have the right to appoint one or more additional directors, who shall hold office for a term expiring no later than the close of the next annual meeting of shareholders, but the total number of directors so appointed shall not exceed one-third of the number of directors elected at the previous annual meeting of the shareholders;

(vii)

the first directors of Amalco who shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed, shall be the persons whose names appear below:

Dr. Isa Odidi
Dr. Amina Odidi
John N. Allport
Kenneth Keirstead
Bahadur Madhani
Dr. Eldon Smith
and in each case their address will be care of Amalco at the address of its registered office;
(viii)	the by-laws of Amalco shall be the by-laws of IPC Newco in effect prior to the Effective Date;
(ix)	all of the rights and properties of IPC Newco and New Vasogen immediately before the Amalgamation become the rights and properties of Amalco by virtue of the Amalgamation;
(x)	all of the liabilities of IPC Newco and New Vasogen immediately before the Amalgamation become the liabilities of Amalco by virtue of the Amalgamation; and
(xi)	on the Amalgamation:
	(A)	each IPC Newco Share issued and outstanding immediately prior to the Amalgamation shall become ● Amalco Shares;
	(B)	each New Vasogen Share issued and outstanding immediately prior to the Amalgamation shall become ● Amalco Shares;

		(C)	Amalco will adopt, and be deemed to have adopted, the New Vasogen Option Plan;
(D)

subject to Section 2.3, each outstanding New Vasogen Option, whether or not vested, will be exchanged for such number of Amalco Options for each Amalco Vasogen Option held as is determined on the basis of the same exchange ratio as is specified in Section 2.2(bb)(xi)(B) of this Plan of Arrangement for each New Vasogen Option, and the exercise price per Amalco Share issuable upon exercise of each Amalco Option will be equal to the quotient obtained by dividing the exercise price per New Vasogen Share of such New Vasogen Option by such exchange ratio, rounded up to the nearest whole cent;

(E)

each of the New Vasogen Warrants will become such number of Amalco Warrants for each New Vasogen Warrant as is determined on the basis of the same exchange ratio as is specified in Section 2.2(bb)(xi)(B) of this Plan of Arrangement. All terms and conditions of such Amalco Warrants will be the same as the terms and conditions of the New Vasogen Warrantsmutatis mutandis. Warrant certificates previously evidencing such New Vasogen Warrants shall thereafter evidence and be deemed to evidence such Amalco Warrants outstanding in replacement therefor;

(cc)

twenty-two minutes following the Effective Time and subject to the completion of the Merger and pursuant to the terms of the Merger Agreement, Amalco will issue Amalco Shares to the former IPC US Shareholders in respect of the IPC US Shares that were outstanding immediately prior to giving effect to the Merger (which for greater certainty shall not include any IPC US Common Shares exchanged pursuant to Section 2.2(z) of this Plan of Arrangement) with such Amalco Shares issued for each such IPC US Common Share on the basis of the same exchange ratio as is specified in Section 2.2(bb)(xi)(A) of this Plan of Arrangement;

(dd)

also twenty-two minutes following the Effective Time, subject to the completion of the Merger and pursuant to the terms of the Merger Agreement and subject to Section 2.3,outstanding IPC US Options, whether or not vested, that have not been duly exercised prior to the effective time as determined in this Section 2.2(dd) will be exchanged for Amalco Options on the following basis:

(i)

the number of Amalco Shares subject to each Amalco Option shall be determined by applying the exchange ratio specified in Section 2.2(bb)(xi)(A) of this Plan of Arrangement to the number of IPC US Common Shares subject to each IPC US Option; and

	(ii)	the exercise price per Amalco Share issuable upon exercise of each Amalco Option shall be equal to the quotient obtained by dividing the exercise price per IPC US Common Share of such IPC US Option by such exchange ratio, rounded up to the nearest whole cent;
(ee)

the initial auditors of Amalco will be Deloitte and Touche LLP who shall continue in the office until the close of business of the first annual meeting of the holders of Amalco Shares, and the directors of Amalco are authorized to fix the remuneration of such auditors; and

(ff)

the auditors of the Company will be KPMG LLP, who shall continue in the office until the close of business of the next annual meeting of the holders of Cervus Corporation New Common Shares, and the directors of the Company are authorized to fix the remuneration of such auditors.

Section 2.3 Amalco Options Adjustment

(a)

With respect to any New Vasogen Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “Vasogen Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the New Vasogen Shares subject to such New Vasogen Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such New Vasogen Option (such excess, referred to as the “Vasogen Pre-Exchange Option Value”), the provisions in Section 2.2(bb)(xi)(D) shall be modified, but only to extent necessary and in a manner that does not otherwise adversely affect the holder of the Amalco Option, so that the Vasogen Post-Exchange Option Value does not exceed the Vasogen Pre-Exchange Option Value.

(b)

With respect to any IPC US Option, if the directors of Amalco determine in good faith that the excess of the aggregate fair market value of the Amalco Shares subject to the Amalco Option immediately after the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to the Amalco Option (such excess, referred to as the “IPC Post-Exchange Option Value”) would otherwise exceed the excess of the aggregate fair market value of the IPC US Shares subject to such IPC US Option immediately before the issuance of the Amalco Option over the aggregate option exercise price for such shares pursuant to such IPC US Option (such excess, referred to as the “IPC Pre-Exchange Option Value”), the provisions in Section 2.2(dd) shall be modified, but only to extent necessary and in a manner that does not otherwise adversely affect the holder of the Amalco Option, so that the IPC Post-Exchange Option Value does not exceed the IPC Pre-Exchange Option Value.

(c)	With respect only to a New Vasogen Option or an IPC US Option that is held by a resident or citizen of the United States, the exercise price and the number of Amalco

Shares subject to an Amalco Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code; provided, further, that in the case of any such New Vasogen Option or IPC US Option which was an incentive stock option (as defined in Section 422 of the Internal Revenue Code) immediately prior to the time specified in Section 2.2(bb)(xi)(D) or 2.2(dd), as applicable, the exercise price, the number of Amalco Shares and the terms and conditions of the Amalco Option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code.

Section 2.4 Fractional Shares

(a)

In lieu of any fractional Cervus Corporation New Common Shares, each former holder of Cervus Units otherwise entitled to a fractional interest in Cervus Corporation New Common Shares will receive the nearest whole number of Cervus Corporation New Common Shares, as the case may be, with fractions of 0.50 rounded down. No certificates representing fractional Cervus Corporation New Common Shares shall be issued pursuant to the Plan of Arrangement.

(b)

In lieu of any fractional Amalco Shares, each former holder of Vasogen Shares or IPC Shares otherwise entitled to a fractional interest in Amalco Shares will receive the nearest whole number of Amalco Shares, as the case may be, with fractions of 0.50 rounded down. No certificates representing fractional Amalco Shares shall be issued pursuant to the Plan of Arrangement.

ARTICLE 3

RIGHTS OF DISSENT

Section 3.1 Vasogen Rights of Dissent

Holders of Vasogen Shares may exercise dissent rights (“Vasogen Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Vasogen Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Toronto time) on the Business Day that is two Business Days prior to the date of the Vasogen Meeting (as it may be adjourned or postponed from time to time). Dissenting Vasogen Shareholders who duly exercise their Vasogen Dissent Rights shall be deemed to have transferred the Vasogen Shares held by them and in respect of which Vasogen Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 2.2(a), and if they:

(a)

ultimately are entitled to be paid fair value for such Vasogen Shares, will be entitled to be paid the fair value of such Vasogen Shares by New Vasogen (and not by the Company), and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Vasogen Dissent Rights in respect of such Vasogen Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Vasogen Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Vasogen Shares.

Section 3.2 Recognition of Dissenting Vasogen Shareholders

(a)

In no circumstances shall the Company or any other Person be required to recognize a Person exercising Vasogen Dissent Rights unless such Person is the holder of those Vasogen Shares in respect of which such rights are sought to be exercised.

(b)

In no case shall the Company or any other Person be required to recognize Dissenting Vasogen Shareholders as holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Vasogen Shareholders shall be removed from the registers of holders of Vasogen Shares in respect of which Vasogen Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Vasogen Dissent Rights: (i) holders of Vasogen Options, (ii) holders of Vasogen DSUs, (iii) holders of Vasogen Warrants, and (iv) holders of Vasogen Shares who vote or have instructed a proxyholder to vote such Vasogen Shares in favour of the Vasogen Arrangement Resolution (but only in respect of such Vasogen Shares).

Section 3.3 Cervus GP Rights of Dissent

Holders of Cervus GP Shares may exercise dissent rights (“Cervus GP Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA as modified by the Interim Order and this Section 3.3; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Cervus GP Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Cervus GP not later than 5:00 p.m. (Calgary time) on the Business Day that is two Business Days prior to the date of the Cervus GP Meeting (as it may be adjourned or postponed from time to time). Dissenting Cervus GP Shareholders who duly exercise their Cervus GP Dissent Rights shall be deemed to have transferred the Cervus GP Shares held by them and in respect of which Cervus GP Dissent Rights have been validly exercised and transferred to Cervus GP free and clear of all Liens, as provided in Section 2.2(b), and if they:

(a)

ultimately are entitled to be paid fair value for such Cervus GP Shares, will be entitled to be paid the fair value of such Cervus GP Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Cervus GP Dissent Rights in respect of such Cervus GP Shares; or

(b)

ultimately are not entitled, for any reason, to be paid fair value for such Cervus GP Shares shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting holder of Cervus GP Shares.

Section 3.4 Recognition of Dissenting Cervus GP Shareholders

(a)

In no circumstances shall Cervus GP or any other Person be required to recognize a Person exercising Cervus GP Dissent Rights unless such Person is the holder of those Cervus GP Shares in respect of which such rights are sought to be exercised.

(b)

In no case shall Cervus GP or any other Person be required to recognize Dissenting Cervus GP Shareholders as holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised after the Effective Time, and the names of such Dissenting Cervus GP Shareholders shall be removed from the registers of holders of Cervus GP Shares in respect of which Cervus GP Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Cervus GP Dissent Rights: (i) holders of Cervus Options, (ii) holders of Cervus Units, (iii) holders of Cervus Deferred Units, and (iv) holders of Cervus GP Shares who vote or have instructed a proxyholder to vote such Cervus GP Shares in favour of the Cervus GP Arrangement Resolution (but only in respect of such Cervus GP Shares).

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Consideration in respect of the Company

(a)

As soon as practicable following the Effective Date, the Company shall cause to be delivered for the benefit of the former holders of Cervus Units and to the former holders of Cervus GP Shares, certificates representing, in the aggregate, the Cervus Corporation New Common Shares or cash to which such holders are entitled to pursuant to Section 2.2 of this Plan of Arrangement. The Company will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Cervus Units or a former holder of Cervus GP Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Cervus Units or Cervus GP Shares, as applicable, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Cervus Depositary may deem prudent, to such former holder of Cervus Units and/or to such former holder of Cervus GP Shares, as applicable, at the address specified in the letter of transmittal; or

	(ii)	if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Cervus Depositary for pickup by such holder cash or certificates representing the number of Cervus Corporation New Common Shares issued to such holder under the Arrangement.
(b)

Where a certificate formerly representing Cervus Units or Cervus GP Shares is not deposited with all other documents as provided for in Section 4.1(a) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in the Company and shall be deemed to have been surrendered to the Company together with all distributions and sale proceeds thereon held for such holder. All such certificates surrendered to the Company shall be cancelled.

(c)

No holder of Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units shall be entitled to receive any consideration with respect to such Cervus Units, Cervus GP Shares, Cervus Options or Cervus Deferred Units other than the consideration to which such holder is entitled to receive in accordance with Section 2.2 and Section 4.1 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

Section 4.2 Payment of Consideration in respect of Amalco

(a)

As soon as practicable following the Effective Date, Amalco shall cause to be delivered for the benefit of the former holders of Vasogen Shares, IPC Opco Shares and IPC US Shares, certificates representing, in the aggregate, the Amalco Shares to which such holders are entitled to pursuant to Section 2.2 of this Plan of Arrangement. Amalco will, as soon as practicable following the later of the Effective Date and the date of deposit (by a former holder of Vasogen Shares, IPC US Shares, or IPC Opco Shares exchanged under the Arrangement) of a duly completed Letter of Transmittal and the certificates representing such Vasogen Shares, IPC US Shares or IPC Opco Shares, as applicable, either:

(i)

forward or cause to be forwarded by first class mail (postage prepaid) or, the case of postal disruption, by such other means as the Amalco Depositary may deem prudent, to such former holder of Vasogen Shares, IPC US Shares or IPC Opco Shares at the address specified in the Letter of Transmittal; or

	(ii)	if requested by such holders in the Letter of Transmittal, make available or cause to be made available at the Amalco Depositary for pickup by such holder;
certificates representing the number of Amalco Shares issued to such holder under the Arrangement.
(b)

Where a certificate formerly representing Vasogen Shares, IPC US Shares or IPC Opco Shares is not deposited with all other documents as provided for in Section 4.2(a) of this Plan of Arrangement on or prior to the sixth anniversary date of the Effective Time, it will cease to represent a right or claim of any kind or nature against or in Amalco and shall be deemed to have been surrendered to Amalco together with all distributions and sale proceeds thereon held for such holder. All such certificates surrendered to Amalco shall be cancelled.

(c)

No former holder of IPC Opco Shares, IPC US Shares or Vasogen Shares shall be entitled to receive any consideration with respect to such IPC Opco Shares, IPC US Shares or Vasogen Shares other than the consideration to which such holder is entitled to receive in accordance with Section 4.2 of this Plan of Arrangement and, for greater certainty, no such holder with be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends.

(d)

No former holder of Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options shall be entitled to receive any consideration in respect of such Vasogen Options, Vasogen DSUs, Vasogen Warrants or IPC Options, other than the rights such holder is entitled to receive in accordance with Section 2.2 of this Plan of Arrangement.

Section 4.3 Lost Certificates in respect of Cervus or Cervus GP

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Cervus GP Shares or Cervus Units that were exchanged pursuant to Section 2.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Cervus Depositary will issue in exchange for such lost, stolen or destroyed certificate, Cervus Corporation New Common Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to the Company and the Cervus Depositary (each acting reasonably) in such sum as the Company may direct, or otherwise indemnify the Company in a manner satisfactory to the Company acting reasonably, against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.4 Lost Certificates in respect of Vasogen and IPC

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Vasogen Shares, IPC US Shares or IPC Opco Shares that were exchanged pursuant to Section 2.2 of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Amalco Depositary will issue in exchange for such lost, stolen or destroyed certificate, Amalco Shares deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom such certificate is to be delivered shall as a condition precedent to such delivery, give a bond satisfactory to Amalco and the Amalco Depositary (each acting reasonably) in such sum as Amalco may direct, or otherwise indemnify Amalco in a manner satisfactory to Amalco, acting reasonably, against any claim that may be made against Amalco with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.5 Withholding Rights

Each of Amalco and Cervus Corporation, as applicable, and the Amalco Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to Section 3.1 of this Plan of Arrangement), such amounts as Amalco or Cervus, as applicable, or the Amalco Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any other applicable Law, in each case, as amended or succeeded and subject to the provisions of any applicable income tax treaty between Canada and the country where the holder is resident. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments to Plan of Arrangement

(a)

The Company, Cervus and IPC Opco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) comply with the terms of the IPC Arrangement Agreement and the Cervus Arrangement Agreement; (ii) be set out in writing; (iii) be filed with the Court and, if made following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting, approved by the Court; and (iv) communicated to holders of Vasogen Shares, IPC Shares the Cervus Units and/or the Cervus GP Shares, if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, IPC Opco and Cervus at any time prior to each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at each of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting and the Vasogen Meeting (as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following any of the Cervus Meeting, the Cervus GP Meeting, the IPC US Meeting or the Vasogen Meeting shall be effective only if(i) such amendment, modification or supplement is made in with the terms and conditions of the IPC Arrangement Agreement and the Cervus Arrangement Agreement, as applicable; and (ii) if required by the Court, it is consented to by the requisite number of holders of the Vasogen Shares, the Cervus Units and/or the Cervus GP Shares, voting in the manner directed by the Court.

(d)

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Company, provided that it is consented to by Amalco and it concerns a matter which, in the reasonable opinion of the Company, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Vasogen Shares, Vasogen Options, Vasogen DSUs, Vasogen Warrants, IPC US Shares, IPC Opco Shares or IPC Deferred Options.

(e)	This Plan of Arrangement or portions thereof may be withdrawn prior to the Effective Time in accordance with the terms of the IPC Arrangement Agreement and Cervus Arrangement Agreement, as applicable.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement within the meaning of Section 190 of the CBCA and shall become effective without any further act or formality, each of the parties to the Arrangement Agreements shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out herein.

Schedule “A”

The rights, privileges, restrictions and conditions attaching to the common shares are as follows:

(i)

Payment of Dividends: The holders of the common shares will be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly applicable to the payment of dividends in such amounts and payable in such manner as the board of directors may from time to time determine. Subject to the rights of the holders of any other class of shares of the Corporation entitled to receive dividends in priority to or concurrently with the holders of the common shares, the board of directors may in its sole discretion declare dividends on the common shares to the exclusion of any other class of shares of the Corporation.

(ii)

Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the common shares will, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive assets of the Corporation upon such a distribution in priority to or concurrently with the holders of the common shares, be entitled to participate in the distribution. Such distribution will be made in equal amounts per share on all the common shares at the time outstanding without preference or distinction.

(iii)

Voting Rights: The holders of the common shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and to one vote in respect of each common share held at all such meetings.

The rights, privileges, restrictions and conditions attaching to the redeemable preferred shares are as follows:

(i)	Payment of Dividends: The holders of the redeemable preferred shares will not be entitled to receive any dividends thereon.
(ii)

Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Corporation or other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of the redeemable preferred shares will be entitled to receive from the assets of the Corporation the Redemption Amount (as defined below) before any amount is paid or any assets of the Corporation are distributed to the holders of any common shares or shares of any other class ranking junior to the redeemable preferred shares. After payment to the holders of the redeemable preferred shares of the amount so payable to them as above the holders of the redeemable preferred shares will not be entitled to receive any further assets of the Corporation in any further distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs.

(iii)

Redemption by Corporation: The Corporation shall, subject to the requirements of the Canada Business Corporations Act, at the time specified in articles of arrangement of the Corporation in respect of which this Schedule “A” is incorporated, redeem each redeemable preferred share in accordance with Section 2.2(u) of the plan of arrangement forming part of such articles of arrangement and distribute to the holder of the redeemable preferred shares the assets of the Corporation specified in such plan of arrangement (the “Redemption Amount”). No notice of redemption or other act or formality on the part of the Corporation shall be required to call the redeemable preferred shares for redemption.

(iv)

Voting Rights: The holders of the redeemable preferred shares will not be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and will not be entitled to vote in respect of each redeemable preferred share held at all such meetings.

Schedule B – Arrangement Resolution

(A)      Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Vasogen Inc (“Vasogen”)., as more particularly described and set forth in the joint management information circular (the “Circular”) of Vasogen and IntelliPharmaCeutics Ltd. (“IPC US”) accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted.

2.

The plan of arrangement as it may be or has been amended (the “Plan of Arrangement”), involving Vasogen, the full text of which is set out in Schedule A to the arrangement agreement dated as of August 14, 2009 between Vasogen, IntelliPharmaCeutics Corp. and IPC US (the “IPC Arrangement Agreement”) is hereby approved and adopted.

3.

The IPC Arrangement Agreement, the actions of the directors of Vasogen in approving the Arrangement and the IPC Arrangement Agreement and the actions of the officers of Vasogen in executing and delivering the IPC Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Vasogen or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Vasogen are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of Vasogen: (i) to amend the IPC Arrangement Agreement and/or the Plan of Arrangement, to the extent permitted by the terms of the IPC Arrangement Agreement; and (ii) subject to the terms of the IPC Arrangement Agreement not to proceed with the Arrangement or any portion thereof;

5.

Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute and deliver articles of arrangement and such other documents as are necessary or desirable to: (i) the Director under the CBCA, (ii) any applicable securities regulatory authority, (iii) any stock exchange or market, or (iv) other third party, in accordance with the IPC Arrangement Agreement and any transaction or agreement contemplated therein.

6.

Any officer or director of Vasogen is hereby authorized and directed for and on behalf of Vasogen to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing as contemplated in this resolution and the matters authorized hereby,

B-1

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

Schedule C – Form of Voting Agreement

Please see attached.

SCHEDULE C

Form of Voting Agreement

August ●, 2009

STRICTLY PRIVATE & CONFIDENTIAL

●

Attention: ●

Dear ●:

Re:	IntelliPharmaCeutics Ltd.

This letter is sent to you by each of IntelliPharmaCeutics Ltd. (“IPC”) and a company with which IPC would like to complete the transactions described below (the “Transactions”), which company is called Vasogen Inc. (“Vasogen”).

Pursuant to an arrangement agreement (the “Arrangement Agreement”) to be entered into between Vasogen, IPC and IntelliPharmaCeutics Corp. (“IPC Corp.”) and a merger agreement (the “Merger Agreement”) to be entered into between IPC and its affiliates, a new Delaware corporation to be incorporated (“IPC Newco US”) and a new federal Canadian corporation to be incorporated (“IPC Newco”), such parties will agree, subject to the terms thereof, to:

A.

encourage and permit: (i) those holders of shares of the common stock of IPC (“IPC Common Shares”) who are Canadian residents; (ii) the holder of special voting shares of IPC (the “IPC Special Shares”); and (iii) the holder of convertible voting shares of IPC Corp. (the “IPC Corp Shares”), to transfer the IPC Common Shares, the IPC Special Shares and the IPC Corp Shares held by them to IPC Newco in exchange for shares of IPC Newco (“IPC Newco Shares”), on a basis to be described in an information circular to be provided to you and other shareholders (the “Exchange”);

B.

complete an amalgamation (the “Amalgamation”) of IPC Newco and a new federal Canadian corporation to be incorporated that will be the successor of Vasogen’s business (“New Vasogen”) to form an amalgamated company (“Amalco”), and pursuant to which, among other things: (i) each holder of common shares of New Vasogen (“Vasogen Shares”) will receive its pro rata portion of such number of common shares of Amalco (“Amalco Shares”) on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC; and (ii) each holder of IPC Newco Shares will receive its pro rata portion of such number of Amalco Shares on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC;

C.

complete a merger (the “Merger”) of IPC Newco US and IPC with the surviving corporation of such merger to continue as a wholly-owned subsidiary of Amalco and pursuant to which, among other things, each holder of IPC Common Shares will receive its pro rata portion of such number of Amalco Shares on substantially the terms described in the transaction description dated August 12, 2009 provided separately to you by IPC.

A summary of the principal aspects of the Transactions has been separately provided to you.

This letter agreement (the “Agreement”) sets out the terms and conditions of the irrevocable agreement by you ( the “Shareholder”) to, among other things, (i) support the Transactions; and (ii) vote an aggregate of ●IPC Common Shares (the “Shares”), in favour of the completion of the Transactions.

The Shareholder hereby acknowledges that IPC and Vasogen will not enter into the Arrangement Agreement unless and until, among other things, the Shareholder and certain other holders of IPC Common Shares execute and deliver agreements in the form of this Agreement.

ARTICLE 1

COMMITMENTS

Section 1.1	Agreement to Vote and Deliver Proxy.

The Shareholder hereby irrevocably covenants and agrees in favour of IPC and Vasogen:

(a)

to support and vote or cause to be voted all of the Shares at any meeting of the shareholders of IPC including, without limitation, any adjournment(s) or postponement(s) thereof (a “Meeting”) and in any action by written consent, in favour of the Transactions and against any acquisition proposal (as defined in Appendix 1 attached hereto), other than the Transactions;

(b)

to vote or cause to be voted all of the Shares at any Meeting and in any action by written consent, against any action that could reasonably be expected to impede, interfere with or delay the Transactions;

(c)	to not requisition or join in any requisition of any Meeting without the prior written consent of Vasogen;
(d)	to dispose, or cause to be disposed, of its Shares in exchange for IPC Newco Shares pursuant to the Exchange; [NTD: Include this provision in agreements with Canadian shareholders]
(e)

to not, directly or indirectly, take any action of any kind which might reduce the likelihood of, or interfere with, the completion of the Transactions, including, without limitation, to, not, directly or indirectly, support or vote in favour of any acquisition proposal, other than the Transactions, and to not, directly or indirectly, tender any of the Shares under any Acquisition Proposal, other than the Transactions, all on the terms and conditions set out in this Agreement; and

(f)	(i)

to deliver to IPC a signed copy of this Agreement and a duly executed proxy voting in favour of the Transactions in the form attached hereto as Appendix 2 (with a copy of each also delivered to Vasogen); and

	(ii)	that such proxy shall not be revoked unless this Agreement is terminated in accordance with its terms prior to the exercise of such proxy.

ARTICLE 2

COVENANTS

Section 2.1	Covenants of the Shareholder.

The Shareholder hereby irrevocably covenants and agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement pursuant to Section 3:

(a)

it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise: (i) solicit, initiate, knowingly encourage, continue or otherwise facilitate (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; or (iii) accept or enter into any agreement, letter of intent, arrangement or understanding related to any Acquisition Proposal;

(b)

if the Shareholder receives any Acquisition Proposal in its capacity as a holder of Shares (including, without limitation, an offer or invitation to enter into discussions), whether written or oral, the Shareholder will as promptly as practicable notify Vasogen, in writing, and provide to Vasogen a copy thereof if written, and if verbal, a description of the principal terms, including the price proposed to be paid in connection therewith, the form of consideration to be paid, the material terms and the identity of the proponent;

(c)	it will vote the Shares in support of all things proposed by IPC and Vasogen that are necessary, proper or advisable under applicable laws to consummate the Transactions;
(d)

it will not grant or agree to grant any proxy or other right to the Shares, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, call Meetings or give consents or approvals of any kind with respect to the Shares, other than pursuant to the provisions hereof;

(e)

it will not, without the prior written consent of Vasogen, sell, transfer, monetize, hypothecate, pledge, encumber, grant a security interest in, encumber or otherwise convey or grant an option over any of the Shares (or any right or interest therein (legal or equitable)) held by it to any person, entity or group or agree to do any of the foregoing;

(f)

except as required by applicable Law (after fully consulting with Vasogen), it will not, prior to the public announcement by IPC, IPC Corp. and Vasogen of the terms of the Transactions, directly or indirectly, disclose to any person, firm or corporation (other than on a confidential basis to such advisors (if any) as the Shareholder may determine are necessary to retain specifically for the purposes of this Agreement) the existence of the terms and conditions of this Agreement, the Arrangement Agreement or the Merger Agreement, or any terms or conditions or other information concerning the Transactions;

(g)	it will not, without the prior written consent of Vasogen, not to be unreasonably withheld, purchase, or enter into any agreement or right to purchase, any additional shares of IPC; and
(h)	it will do all things required, necessary, proper or advisable to consummate the transactions contemplated by this Agreement, the Arrangement Agreement and the Merger Agreement.

ARTICLE 3

TERMINATION

Section 3.1	Termination.

(1)	This Agreement may be terminated at any time prior to the time the Transactions are effective (the “Effective Time”), by mutual written consent of the Shareholder, IPC and Vasogen.
(2)

This Agreement may be terminated by the Shareholder if: (i) any representation or warranty of Vasogen is untrue or incorrect in any material respect and/or (ii) there is a material breach by Vasogen of any of its covenants under this Agreement.

(3)

This Agreement may be terminated by Vasogen if: (i) any representation or warranty of the Shareholder is untrue or incorrect in any material respect and/or (ii) there is a material breach by the Shareholder of any of its covenants under the Agreement.

(4)	This Agreement shall be terminated automatically upon the earlier of (i) the termination of the Arrangement Agreement in accordance with its terms; and (ii) the Effective Time.

Section 3.2	Effect of Termination.

In the event of the termination of this Agreement as provided in Section 3.1 and except for provisions of the Agreement which are stated to survive, or obligations which are stated to extend beyond, the termination of this Agreement:

(a)	this Agreement shall forthwith be of no further force and effect; and
(b)

there shall be no liability on the part of the Shareholder, IPC or Vasogen hereunder except that nothing contained in this Section 3.2 shall relieve any party hereto from liability for any breach of this Agreement which occurred prior to the date of such termination.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

Section 4.1	Representations and Warranties of the Shareholder.

The Shareholder represents, warrants, and covenants in favour of Vasogen and IPC and hereby acknowledges that Vasogen and IPC are relying upon such representations, warranties and covenants in connection with entering into this Agreement, the Arrangement Agreement and the Merger Agreement:

(a)	The Shareholder is the beneficial owner of, or controls or directs the voting rights in respect of, the Shares;
(b)

The Shareholder has the sole right to sell, or cause the sale of, and vote, or control and direct the voting rights in respect of (to the extent permitted by the attributes of such IPC Common Shares) all of the Shares, and has good and marketable title to all of the Shares, free and clear of any encumbrance;

(c)

no Person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase, acquisition or transfer from the Shareholder of any of the Shares or any interest therein or right thereto;

(d)	the only securities of IPC beneficially owned, directly or indirectly, by the Shareholder are the Shares;
(e)

the Shareholder does not have any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder or transfer to the Shareholder of additional securities of IPC;

(f)

the Shareholder will not purchase other than as permitted hereunder or obtain any agreement or right to purchase any additional securities of IPC from and including the date hereof up to and including the Effective Time;

(g)

the Shareholder has, in the case of an individual, the requisite capacity and, in the case of a corporation or an unincorporated entity, the requisite authority, power and capacity to execute and deliver this Agreement resulting from its acceptance hereof and to perform its obligations hereunder;

(h)

this Agreement has been duly executed and delivered by the Shareholder, and, assuming the due authorization, execution and delivery by Vasogen and IPC, this Agreement constitutes the legal, valid and binding obligation of the Shareholder, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(i)

there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any Governmental Entity, or, to the knowledge of the Shareholder, threatened against the Shareholder or any of its properties or assets that, individually or in the aggregate, could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement. There is no order of any Governmental Entity against the Shareholder that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement, or that could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement;

(j)

the Shareholder has not previously granted or agreed to grant any power of attorney or attorney in fact, proxy or other right to vote in respect of the Shares or entered into any voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind as to the Shares except those which are no longer of any force or effect;

(k)

neither the execution and delivery of this Agreement by the Shareholder, the consummation by the Shareholder of the transactions contemplated hereby nor the compliance by the Shareholder with any of the provisions hereof will: (i) result in any breach of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or give rise to any third party right of termination, cancellation, material modification, acceleration, purchase or right of first refusal, under any provision of any the constating documents of the Shareholder or, if applicable, the Shareholder, or under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, contract, licence, agreement, lease, permit or other instrument or obligation to which the Shareholder, is a party or by which any of their respective properties or assets (including the Shares) may be bound, which breach or default could reasonably be expected to have an adverse effect on the Shareholder’s ability to consummate the transactions contemplated by this Agreement; (ii) require on the part of the Shareholder any filing with (other than pursuant to the requirements of applicable securities legislation (which filings the Shareholder will undertake)), or permit, waiver, notification, authorization, exemption, registration, licence, consent or approval of, any Governmental Entity or any other person; or(iii) subject to compliance with any approval or law contemplated by the Merger Agreement, violate or conflict with any judgement, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Shareholder or any of its properties or assets.

Section 4.2	Representations and Warranties of Vasogen

Vasogen, by its acceptance hereof, represents and warrants in favour of, and covenants with, the Shareholder and hereby acknowledges that the Shareholder is relying upon such representations, warranties and covenants in connection with entering into this Agreement:

(a)	Vasogen is a corporation validly subsisting under the laws of Canada;

(b)

Vasogen has all necessary power, authority and capacity, and has received all requisite approvals and authorizations (other than regulatory, third party and other approvals and authorizations which are conditions to the transactions contemplated in the Arrangement Agreement) to execute and deliver this Agreement and to perform its obligations hereunder;

(c)

this Agreement has been duly executed and delivered by Vasogen and constitutes a valid and binding obligation enforceable against Vasogen in accordance with its terms, except as may be limited by bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction; and

(d)

Vasogen is not a party to, bound or affected by or subject to, any agreement, deed or by-law provision, law, statute, regulation, judgment, order or decree which would be violated, contravened, breached by, or under which default would occur as a result of, the execution and delivery or performance of this Agreement and which default, violation, contravention or breach would materially impair or would prevent Vasogen from consummating the transactions contemplated hereby.

ARTICLE 5

ALTERNATIVE TRANSACTION

Section 5.1	Alternative Transaction.

In the event that, in lieu of the Transactions, Vasogen seeks to complete the acquisition of all of the Shares by some other means and on terms which are not less favourable to the Shareholder than the terms of the Transactions, including with regard to tax consequences to the Shareholder, and that are agreed to by IPC and IPC Corp., then the Shareholder shall, for greater certainty, during the term of this Agreement, upon request, (i) enter into any agreement with any other person regarding such transaction; and/or (ii) vote or cause to be voted all of the Shares in favour of, and not dissenting from, such transaction.

ARTICLE 6

GENERAL

Section 6.1	Survival of Representations and Warranties.

(1)

The representations and warranties of the Shareholder set forth in Section 4.1 shall not survive the completion of the Transactions and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

(2)

The representations and warranties of Vasogen set forth in Section 4.2 shall not survive the completion of the Transactions and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 6.2	Assignment.

Vasogen may assign all or any part of its rights under this Agreement to an affiliate of Vasogen. This Agreement shall not otherwise be assignable by any party hereto without the consent of the others.

Section 6.3	Binding Effect

The provisions of this Agreement shall be binding upon and ensure to the benefit of the parties hereto and their respective heirs, executors, representatives, successors and permitted assigns, as applicable.

Section 6.4	Time.

Time shall be of the essence of this Agreement.

Section 6.5	Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and the parties hereto hereby attorn to the non-exclusive jurisdiction of the competent courts in the Province of Ontario.

Section 6.6	Entire Agreement.

This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. For greater certainty, in the event of any conflict or inconsistency between this Agreement, on the one hand, and the Arrangement Agreement and the Merger Agreement, on the other hand, in respect of the terms and conditions upon which the Transactions shall be completed, the Arrangement Agreement and the Merger Agreement shall govern.

Section 6.7	Amendments.

This Agreement may not be amended except by written agreement signed by the parties to this Agreement.

Section 6.8	Specific Performance and other Remedies.

Each of the parties hereto hereby recognizes and acknowledges that a breach by the other party (the “Breaching Party”) of any covenants or other commitments contained in this Agreement will cause the non-Breaching Party to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, each of the parties hereto hereby agree that, in the event of any such breach, the non-Breaching Party shall be entitled to the remedy of specific performance of such covenants or commitments and provisional, interlocutory and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity, and each of the parties hereto further hereby agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

Section 6.9	Anti-Dilution.

For greater certainty, for the purposes of this Agreement, the term “Shares” shall include all shares of IPC or other securities which the Shares may be, after the date hereof, converted into, exchanged for or otherwise changed into pursuant to any liquidation, dissolution, recapitalization, merger, reorganization, amalgamation, extraordinary distribution, or other business combination involving IPC prior to the disposition of the Shares in exchange for IPC Newco Shares pursuant to the Exchange or Amalco Shares pursuant to the Merger, and shall also include (by way of a reduction in the consideration provided for under the Exchange or the Merger, if applicable) any and all distributions of cash, securities or other property made on the Shares if any such distributions are made between now and the completion of the Transactions prior to December 31, 2009.

Section 6.10	Notices.

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by facsimile, email, in the case of:

(a)	Vasogen Inc., addressed as follows:
Vasogen Inc. c/o McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6
Attention: Christopher Waddick Email: cwaddick@vasogen.com Facsimile: (416) 868-0673 with a copy to:
McCarthy Tétrault LLP Toronto Dominion Bank Tower, Suite 5300 Toronto, Ontario M5K 1E6
Attention: W. Ian Palm Email: ipalm@mccarthy.ca Facsimile: (416) 868-0673

(b)	IPC, addressed as follows:
IntelliPharmaCeutics Ltd. Worcester Road Toronto, Ontario M9W 5X2
Attention: John Allport Email: jallport@intellipharmceutics.com Facsimile: (416) 798-3007 with a copy to:
Gowling Lafleur Henderson LLP
Attention: Christopher Bardsley Email: Christopher.Bardsley@gowlings.com Facsimile: (416) 369-7250
(c)	I the Shareholder, addressed as follows:
●
Attention: ● Email: ● Facsimile: ●

or at such other address of which any party hereto may, from time to time, advise the other parties hereto by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to the date of delivery or email or telecopying thereof.

Section 6.11	Expenses.

Each of the parties shall pay his or its legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant to this Agreement and any other costs and expenses whatsoever and howsoever incurred.

Section 6.12	Counterparts.

This Agreement may be executed in one or more counterparts, which together shall be deemed to constitute one valid and binding agreement, and delivery of the counterparts may be effected by means of a telecopy transmission.

[The remainder of this page has been left intentionally blank.]

If the terms and conditions of this letter and the irrevocable agreement contained herein are acceptable to you, please so indicate by executing and returning the enclosed copy hereof to the undersigned prior to 5:00 P.M. (Toronto time), on August 20, 2009, failing which this letter shall be null and void, unless this time is extended in writing by IPC.

Yours truly,

INTELLIPHARMACEUTICS LTD.		VASOGEN INC.

Per:		Per:
	Dr. Isa Odidi Chairman and Chief Executive Officer		Christopher J. Waddick President and Chief Executive Officer of Vasogen Inc.

Agreed and accepted this day of __________, 2009.

●
By:
Name: ●
Title: ●

Note: Proxy attached to implement this Agreement in favour of the Transactions.

APPENDIX 1

Acquisition Proposal

“acquisition proposal” means any written proposal or written offer made by a third party with whom Vasogen deals at arm’s length (as such term is defined for the purposes of the Tax Act) with respect to: (a) any merger, amalgamation, arrangement, business combination, liquidation, dissolution, winding up, recapitalization, distribution, share exchange, reorganization, take-over bid, tender offer or other similar transaction involving Vasogen Inc. and Vasogen, Corp. (the “Vasogen Companies”); (b) any sale or acquisition, in any manner, directly or indirectly, of any assets of a Vasogen Company representing greater than 20% of the assets of the Vasogen Companies, taken as a whole, or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole (or any lease, long-term supply agreement or other arrangement having similar economic effect to a purchase of assets of the Vasogen Companies representing greater than 20% of the assets or generating more than 20% of the revenue of the Vasogen Companies, taken as a whole); (c) any sale, acquisition or issuance, in any manner, directly or indirectly, of beneficial or registered ownership of 20% or more of the equity securities (or rights or interests therein or thereto) of Vasogen; or (d) any public announcement or other public disclosure of an intention to do any of (a), (b) or (c) or any similar transaction by any person, excluding the Arrangement or any transaction to which any IPC Company or any of its affiliates or subsidiaries is a party, and for greater certainty shall include any increase or other amendment to an Acquisition Proposal.

APPENDIX 2

IntelliPharmaCeutics Ltd.

FORM OF PROXY

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF INTELLIPHARMACEUTICS LTD. (THE “CORPORATION”) FOR USE AT THE SPECIAL MEETING (THE “MEETING”) OF SHAREHOLDERS TO BE HELD TO APPROVE THE MERGER AND THE ARRANGEMENT ON SUBSTANTIALLY THE TERMS DESCRIBED IN THE TRANSACTION DESCRIPTION DATED AUGUST 12, 2009 PROVIDED SEPARATELY TO YOU BY IPC AND SUBSTANTIALLY ON THE BASIS DESCRIBED IN AN INFORMATION CIRCULAR TO BE PROVIDED TO THE SHAREHOLDERS (THE “TRANSACTIONS”).

The undersigned shareholder of the Corporation hereby appoints Dr. Isa Odidi, or failing him Dr. Amina Odidi, as the nominee and proxy of the undersigned to attend, act and vote on behalf of the undersigned at the Meeting and any adjournment thereof in the same manner, to the same extent and with the same powers as the undersigned as if the undersigned were present at the Meeting. The said nominee and proxy is directed to vote as indicated below:

1.	☐ VOTE FOR or ☐ VOTE AGAINST the resolution authorizing the Corporation to enter into the Transactions; and
2.

to vote in his/her discretion with respect to amendments or variations to the above matters and on such other matters as may properly come before the Meeting or any adjournment thereof with respect to the Transactions.

DATED this ______ day of August, 2009.

●

Per:	●
Name: ●

Signature of Shareholder (Individuals sign exactly as your name appears on this form)	Number of Common Shares Held

Notes:

1.	If not dated, this proxy shall be deemed to bear the date on which it was mailed by the management of the Corporation.
2.	The Common Shares represented by this proxy will be voted in accordance with the instructions of the shareholder indicated above on any ballot that may be called for.

Schedule D – IPC US Merger Agreement

Please see attached.

D-1

MERGER AGREEMENT

Made ●, 2009

Between

● CANADA INC.

(“IPC Newco”)

and

● CANADA INC.

(“Vasogen Newco”)

and

● DELAWARE INC.

(“IPC Newco US”)

and

INTELLIPHARMACEUTICS LTD.

(“IPC”)

i

MERGER AGREEMENT

This Merger Agreement is made as of this ● day of ●, 2009, a corporation incorporated under the laws of Canada

(“IPC Newco”)

and

● CANADA INC., a corporation incorporated under the laws of Canada

(“Vasogen Newco”)

and

● DELAWARE INC., a corporation incorporated under the laws of Delaware

(“IPC Newco US”)

and

INTELLIPHARMACEUTICS LTD., a corporation incorporated under the laws of Delaware

(“IPC”)

WHEREAS in connection with the execution and delivery of this Agreement by the Parties, Vasogen Inc. (“Vasogen”), IPC and IntelliPharmaCeutics Corp. have entered into an arrangement agreement dated the date hereof (the “Arrangement Agreement”), pursuant to which the parties thereto have agreed to the terms of a plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act (the “Arrangement”);

AND WHEREAS IPC Newco U.S. is a newly created wholly owned subsidiary of IPC Newco that has no assets or activities;

AND WHEREAS pursuant to the Arrangement, on the Effective Date (as defined in this Plan of Arrangement), from and after the Effective Time (as defined in the Plan of Arrangement), the steps set out in the Plan of Arrangement will be implemented in the order set out therein;

AND WHEREAS pursuant to the Arrangement, following the amalgamation of Vasogen Newco and IPC Newco, each of the corporation resulting from the amalgamation of Vasogen Newco and IPC Newco (“IPC Amalco”), IPC Newco US and IPC will enter into a business combination transaction pursuant to which IPC Newco US will merge with and into IPC (the “Merger”) in accordance with and subject to the terms of this agreement (the “Agreement”) and the General Corporation law of the State of Delaware (“DGCL”);

AND WHEREAS IPC and IPC Newco US intend that the Merger qualify as a tax-free reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986 as amended (the “Code”);

NOW THEREFORE the Parties agree as follows, intending to be legally bound, and in the case of Vasogen Newco and IPC Newco, intending to legally bind their successor, IPC Amalco:

1.	DESCRIPTION OF TRANSACTION.

1.1.      Definitions. Certain capitalized terms used in this Agreement are defined or referred to in Exhibit A.

1.2.      The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time (as defined in Section 1.4 hereof), (a) IPC Newco US shall be merged with and into IPC, (b) the separate corporate existence of IPC Newco US shall cease, and IPC shall continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and (c) the Surviving Corporation shall become a wholly-owned direct subsidiary of IPC Newco or its successor, IPC Amalco, pursuant to the Arrangement.

1.3.      Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of IPC and IPC Newco US shall vest in the Surviving Corporation, and all debts, liabilities and duties of IPC and IPC Newco US shall become the debts, liabilities and duties of the Surviving Corporation.

1.4.      Closing; Effective Time. The consummation of the Merger (the “Closing”) shall take place at the offices of Gowling Lafleur Henderson LLP on the same date as the completion of the Arrangement in accordance with, and at the time specified in, the Plan of Arrangement. The date on which the Closing actually takes place is referred to as the “Closing Date”. At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to the Parties. The Merger shall become effective at such time as the Certificate of Merger has been duly accepted for record with the Secretary of State of the State of Delaware, or at such later date or time as may be agreed upon by the Parties and specified in such Certificate of Merger in accordance with the DGCL (the time as of which the Merger becomes effective, will be such time as is specified in Section 2.2(cc) of the Plan of Arrangement, being referred to as the “Effective Time”).

1.5.      Certificate of Incorporation and Bylaws. From and after the Effective Time:

(a)       the Certificate of Incorporation of the Surviving Corporation shall be identical to the Certificate of Incorporation of IPC Newco US as in effect immediately prior to the Effective Time (annexed hereto as Exhibit B), until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that at the Effective Time, the Certificate of

Incorporation of the Surviving Corporation shall be amended to change the name of the Surviving Corporation to “IntelliPharmaCeutics International Inc.”; and

(b)       the Bylaws of IPC Newco US, as in effect immediately prior to the Effective Time (annexed hereto as Exhibit C) shall remain the Bylaws of the Surviving Corporation until thereafter amended in accordance with the DGCL, the Certificate of Incorporation of the Surviving Corporation and such Bylaws.

1.6.	Conversion of IPC Shares.

(a)       At the Effective Time, by virtue of the Merger and the Plan of Arrangement and without any further action on the part of any Party or any stockholder of IPC Newco US or IPC, the following shall occur:

(i)        any shares of IPC Common Stock held as treasury stock or held or owned by IPC immediately prior to the Effective Time shall be automatically canceled and shall cease to exist, and no consideration shall be delivered or paid in exchange therefor;

(ii)       each share of IPC Special Voting Stock issued and outstanding immediately prior to the Effective Time occurs (which, for greater certainty, at that time will be held by IPC Amalco) shall be automatically cancelled and shall cease to exist, and no consideration shall be delivered or paid in exchange therefor; and

(iii)      subject to Section 1.6(b) hereof, each share of IPC Common Stock issued and outstanding immediately prior to the Effective Time (excluding: (A) shares to be canceled pursuant to Section 1.6(a)(i) and Section 1.6(a)(ii); (B) shares of IPC Common Stock held, immediately prior to the Effective Time, by IPC Amalco; and (C) Dissenting Shares shall be automatically converted solely into the right to receive a number of fully paid and non-assessable common shares of Amalco (“IPC Amalco Shares”) in accordance with the exchange ratio determined under Section 2.2(dd) of the Plan of Arrangement.

(b)       No fractional IPC Amalco Shares shall be issued in connection with the Merger, no certificates or scrip for any such fractional shares shall be issued, and such fractional share interests will not entitle their owners to vote, to receive dividends or other distributions or to any other rights of a stockholder of IPC Amalco. Any holder of IPC Common Stock who would otherwise be entitled to receive a fraction of a IPC Amalco Share (after aggregating all fractional IPC Amalco Shares issuable to such holder) shall, in lieu of such fraction of a share and upon surrender of such holder’s IPC Stock Certificate(s) (as defined in Section 1.7), shall have such rights as are set out in Section 2.4 of the Plan of Arrangement.

(c)       All IPC Options that have not been cancelled or expired and are outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be exchanged for options to purchase IPC Amalco Shares (the “IPC Amalco Options”) in accordance with the Arrangement. IPC Newco acknowledges and agrees that IPC Amalco will take all necessary corporate action to reserve for issuance a sufficient number of IPC Amalco Shares for delivery upon exercise of the IPC Amalco Options under a stock option plan and/or agreement having substantially the same terms, including vesting schedules and restrictions as the stock option plan and/or stock option agreement under which the IPC Options were granted.

(d)       Each share of common stock, $0.01 par value per share, of IPC Newco US issued and outstanding immediately prior to the Effective Time shall be automatically converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value per share, of the Surviving Corporation. Each stock certificate of IPC Newco US evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

1.7.      Closing of IPC’s Transfer Books. At the Effective Time: (a) all shares of IPC Common Stock outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and all holders of certificates representing shares of IPC Common Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of IPC except as otherwise provided herein; and (b) the stock transfer books of IPC shall be closed with respect to all shares of IPC Common Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of IPC Common Stock shall be made on such stock transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of IPC Common Stock outstanding immediately prior to the Effective Time (an “IPC Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such IPC Stock Certificate shall be canceled and shall be exchanged as provided in Section 1.8 hereof.

1.8.	Surrender of Certificates.

(a)       On or prior to the Closing Date, the Parties shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”). At the Effective Time, IPC Newco shall deposit with the Exchange Agent certificates that will represent the IPC Amalco Shares issuable pursuant to Section 1.6 and IPC shall deposit with the Exchange Agent cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.6(b). The IPC Amalco Shares and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)       Promptly after the Effective Time, but in no event more than five (5) Business Days after the Effective Time, IPC Newco (or its successor, IPC Amalco) and IPC shall cause the Exchange Agent to mail to the Persons who were record holders of IPC Stock Certificates immediately prior to the Effective Time: (i) a letter of transmittal in customary form and containing such provisions as IPC Newco (or its successor, IPC Amalco) may reasonably specify (including a provision confirming that delivery of IPC Stock Certificates shall be effected, and risk of loss and title to IPC Stock Certificates shall pass, only upon delivery of such IPC Stock Certificates to the Exchange Agent); and (ii) instructions for use in effecting the surrender of IPC Stock Certificates in exchange for certificates representing IPC Amalco Shares. Upon surrender of a IPC Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or IPC Newco (or its successor, IPC Amalco): (a) the holder of such IPC Stock Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole IPC Amalco Shares that such holder has the right to receive pursuant to the provisions of Section 1.6 (and cash in lieu of any fractional share of IPC Amalco Shares); and (b) the IPC Stock Certificate so surrendered shall be canceled. No interest shall accrue or be paid on any amount payable upon surrender of IPC Stock Certificates. In the event of a transfer of ownership of IPC Common Stock which is not registered in the transfer records of IPC, a certificate representing the proper number of IPC Amalco Shares plus cash in lieu of fractional shares pursuant to Section 1.6(b) hereof may be issued or paid to a Person other than the Person in whose name the applicable IPC Stock Certificate so surrendered is registered, if such IPC Stock Certificate is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid, along with an applicable affidavit with respect to such IPC Stock Certificate and such bond indemnifying IPC Newco (or its successor, IPC Amalco) against any claims suffered by IPC Newco (or its successor, IPC Amalco) related to such IPC Stock Certificate or any IPC Amalco Share issued in exchange therefor as IPC Newco (or its successor, IPC Amalco) may reasonably request. Until surrendered as contemplated by this Section 1.8(b), each IPC Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive IPC Amalco Shares (and cash in lieu of any fractional share of IPC Amalco Shares) as contemplated by Section 1.6. If any IPC Stock Certificate shall have been lost, stolen or destroyed, IPC Newco (or its successor, IPC Amalco) may, in its discretion and as a condition precedent to the delivery of any IPC Amalco Shares with respect to the shares of IPC Common Stock previously represented by such IPC Stock Certificate, require the owner of such lost, stolen or destroyed IPC Stock Certificate to provide an applicable affidavit with respect to such IPC Stock Certificate and post a bond indemnifying IPC Newco (or its successor, IPC Amalco) against any claim suffered by IPC Newco (or its successor, IPC Amalco) related to the lost, stolen or destroyed IPC Stock Certificate or any IPC Amalco Share issued in exchange therefor as IPC Newco (or its successor, IPC Amalco) may reasonably request.

(c)       No dividends or other distributions declared or made with respect to IPC Amalco Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered IPC Stock Certificate with respect to the IPC Amalco Shares that such holder has the right to receive pursuant to the Merger until such holder surrenders such IPC Stock Certificate in accordance with this Section 1.8 (at which time such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

(d)       Any portion of the Exchange Fund that remains undistributed to holders of IPC Stock Certificates as of the date 180 days after the Closing Date shall be delivered or made available to IPC Newco upon demand, and any holders of IPC Stock Certificates who have not theretofore surrendered their IPC Stock Certificates in accordance with this Section 1.8 shall thereafter look only to IPC Newco for satisfaction of their claims for IPC Amalco Shares, cash in lieu of fractional IPC Amalco Shares and any dividends or distributions with respect to IPC Amalco Shares.

(e)       No Party shall be liable to any holder of any IPC Stock Certificate or to any other Person with respect to any IPC Amalco Shares (or dividends or distributions with respect thereto), or for any cash amounts, delivered to any public official pursuant to any applicable abandoned property law, escheat law or similar Legal Requirement. If any IPC Stock Certificates have not been surrendered prior to five years after the Closing (or immediately prior to such earlier date on which any Merger consideration in respect of those IPC Stock Certificates would otherwise escheat to or become the property of any Governmental Body), any Merger consideration payable in respect of those IPC Stock Certificates shall, to the extent permitted by applicable law, become the property of IPC Amalco, free and clear of all claims or interests of any Person previously entitled to that Merger consideration.

1.9.	Appraisal Rights.

(a)       Notwithstanding any provision of this Agreement to the contrary, shares of IPC Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have (a) not voted in favor of the Merger or consented to it in writing, (b) exercised and perfected appraisal rights for such shares of IPC Common Stock in accordance with Section 262 of the DGCL and (c) not effectively withdrawn or lost rights to appraisal (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the per share amount of the merger consideration described in Section 1.6 hereof attributable to such Dissenting Shares. At the Effective Time, all Dissenting Shares (i) shall be cancelled and shall cease to exist and (ii) shall represent the right to receive only those rights provided under the DGCL. If, after the Effective Time, any holder of Dissenting Shares fails to perfect or effectively withdraws or otherwise loses their appraisal rights under the DGCL, then (x) such Dissenting Shares shall be treated as if they had been converted into and become exchangeable for, as of the Effective Time, the right to receive the per share amount of the merger consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 1.8 hereof and (y) such holder shall be entitled only to those rights granted under Section 262 of the DGCL.

(b)       IPC shall give the other Parties prompt written notice of any demands for appraisal under Section 262 of the DGCL by dissenting stockholders received by IPC, withdrawals of such demands and any other instruments served on IPC and any material correspondence received by IPC in connection with such demands.

1.10.    Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of IPC or IPC Newco US, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their commercially reasonable efforts (in the name of IPC, the IPC Newco US and otherwise) to take such action.

1.11.    Tax Consequences. For U.S. federal income tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code. The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

1.12.    Withholding. The Exchange Agent and IPC Newco shall be entitled to deduct, withhold and pay over to the applicable Governmental Body from the consideration otherwise payable pursuant to this Agreement to any recipient of a payment hereunder such minimum amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable recipient in respect of which such deduction and withholding was made by the Exchange Agent or IPC Newco, as the case may be, and IPC Newco covenants that such withholding shall be paid to the applicable Governmental Body when such amount is due.

2.	ADDITIONAL AGREEMENTS OF THE PARTIES.

2.1.      Additional Agreements. Subject to the terms of the Arrangement Agreement, the Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Merger and make effective the other Contemplated Transactions.

2.2.	Tax Matters.

(a)       Subject to the terms of the Arrangement Agreement, the Parties each agree to use their respective commercially reasonable efforts to cause the Merger to qualify, and will not take any actions which to their Knowledge could reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code.

(b)       This Agreement is intended to constitute, and, subject to the Arrangement Agreement, the Parties hereto hereby adopt this Agreement as, a “plan or reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties shall, subject to the Arrangement Agreement, report the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)       After the date of this Agreement and prior to the Effective Time, IPC Newco US shall use commercially reasonable efforts to determine all amounts owed but not paid by IPC Newco US for sales and use Taxes, including interest and penalties, for all periods prior to the Effective Time.

2.3.      IPC Affiliates. Set forth in Schedule 2.3 is a list of those persons who may be deemed to be, in IPC’s reasonable judgment, affiliates of IPC within the meaning of Rule 145 promulgated under the Securities Act, including any former affiliates of IPC who may following the Effective Time be current affiliates of IPC Newco, or its successor IPC Amalco (an “IPC Affiliate”).

2.4.      Takeover Statutes. If any Takeover Statute is or may become applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of IPC and IPC Newco US and their respective boards of directors shall take all necessary action to ensure that such transactions may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise act to eliminate or minimize the effects of such Takeover Statute.

3.	MISCELLANEOUS PROVISIONS.

3.1.      Mutual Condition Precedent. The obligations of the Parties to complete the Merger and the other transactions contemplated by this Agreement are subject to the satisfaction, deemed satisfaction (in accordance with Section 7.4 of the Arrangement Agreement), or waiver, on or before the Effective Time, of each of the conditions precedent set out in Article 7 of the Arrangement Agreement.

3.2.      Termination. This Agreement shall automatically terminate effective immediately upon the termination of the Arrangement Agreement in accordance with its terms.

3.3.      Amendment. This Agreement may be amended with the approval of the Parties at any time; provided, however, that no amendment shall be made which by law requires further approval of the stockholders of IPC or the shareholders of IPC Newco US without the further approval of such stockholders or shareholders, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

3.4.	Waiver.

(a)       No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)       No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

3.5.      Entire Agreement; Counterparts; Exchanges by Facsimile. This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

3.6.      Applicable Law; Jurisdiction; Jury Trial. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. Each of the Parties to this Agreement (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Contemplated Transactions, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (d) agrees not to bring any action or proceeding (including counter-claims) arising out of or relating to this Agreement or any of the Contemplated Transactions in any other court. Each of the Parties hereto waives any defense of inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other Party with respect thereto. Each party to this Agreement irrevocably waives the right to trial by jury in connection with any matter arising out of this Agreement.

3.7.      Assignability; No Third Party Beneficiaries. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than: (a) the Parties hereto; and (b) rights pursuant to Section 1 hereof) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

3.8.      Cooperation. Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

3.9.      Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

3.10.    Other Remedies; Specific Performance. Except as otherwise provided herein and subject to the terms of the Arrangement Agreement, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being the addition to any other remedy to which they are entitled at law or in equity.

3.11.Construction.

(a)       For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b)       The Parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c)       As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)       Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement.

(e)       The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(f)	All references to “dollar” or “$” shall mean Canadian dollars.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

● CANADA INC. (“IPC Newco”)

By:
Name:
Title:

● CANADA INC. (“Vasogen Newco”)

By:
Name:
Title:

● DELAWARE INC. (“IPC Newco US”)

By:
Name:
Title:

INTELLIPHARMACEUTICS LTD.

By:
Name:
Title:

EXHIBIT A

DEFINITIONS

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

“Affiliate” means any Person under common control with such Party within the meaning of Sections 414(b), (c), (m) and (o) of the Code, and the regulations issued thereunder.

“Arrangement Agreement” has the meaning ascribed thereto in the recitals to this Agreement.

“Business Day” means any day other than a day on which banks in Toronto, Ontario or Wilmington, Delaware are authorized or obligated to be closed.

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by the Agreement.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including the NASDAQ Capital Market, the Toronto Stock Exchange, the TSX Venture Exchange and/or the Over-The-Counter Bulletin Board).

“IPC Amalco” means the amalgamated corporation to be formed on the amalgamation of Vasogen Newco and IPC Newco pursuant to the Plan of Arrangement.

“IPC Amalco Shares” has the meaning ascribed to such term in Section 1.6(a) of this Agreement.

“IPC Amalco Options” has the meaning ascribed to such term in Section 1.6(c) of this Agreement.

“IPC Common Stock” means the common stock, $0.001 par value per share, of IPC.

“IPC Options” means options granted to employees of IPC to purchase shares of IPC Common Stock issued by IPC pursuant to the stock option plan and/or stock option agreement of IPC.

1

“IPC Preferred Stock” means the preferred stock, $.001 par value per share, of IPC.

“IPC Special Voting Stock” means the shares of the series of IPC Preferred Stock designated as “Special Voting Stock, being non-participating, special voting preferred stock, $.001 par value per share, of IPC.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Legal Requirement” means any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Capital Market, the Toronto Stock Exchange, the TSX Venture Exchange and/or the Over-The-Counter Bulletin Board or the Financial Industry Regulatory Authority).

“Party” or “Parties” means IPC, IPC Newco US, IPC Newco and Vasogen Newco.

“Person” means any individual, Entity or Governmental Body.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities of other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Takeover Statute” means the so-called “fair price,” “moratorium,” “control share acquisition” or other similar state anti-takeover laws.

“Tax” means any federal, state, provincial, local, foreign or other taxes, levies, charges and fees or other similar assessments or liabilities in the nature of a tax, including, without limitation, any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, assessment, addition to tax or interest, whether disputed or not.

2

EXHIBIT B

CERTIFICATE OF INCORPORATION OF IPC NEWCO US

(See attached)

3

EXHIBIT C

BY-LAWS OF IPC NEWCO US

(See attached)

4

SCHEDULE 2.3

AFFILIATES OF IPC

INTELLIPHARMACEUTICS INC.

INTELLIPHARMACEUTICS CORP.

● CANADA INC.

● DELAWARE INC.

5

Schedule E – IPC US Merger Resolution

Please see attached.

SCHEDULE E

IPC US Merger Resolution

NOW THEREFORE it is :

1.

RESOLVED, that the merger (the “Merger”) of ● Delaware Inc. (“IPC Newco US”), a Delaware corporation, with and into IntelliPharmaCeutics Ltd. (the “Company”), under the Delaware General Corporation Law (“DGCL”), with the Company being the surviving corporation and continuing as a wholly owned subsidiary of a corporation (“IPC Amalco”) to be formed on the amalgamation of ● Canada Inc. (“IPC Newco”) and ● Canada Inc. (“Vasogen Newco”), as more particularly described and set forth in the joint management information circular of the Company and Vasogen Inc. accompanying the notice of the meeting (as the Merger may be modified or amended), is hereby authorized, approved and adopted; and further

2.

RESOLVED, that the merger agreement between the Company, IPC Newco, Vasogen Newco and IPC Newco US (the “Merger Agreement”) and the actions of the directors of the Company in negotiating and approving the Merger and the Merger Agreement are hereby approved; and further

3.

RESOLVED, that notwithstanding that the Merger and the Merger Agreement have been approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered, at their discretion, without further notice to or approval of the shareholders of the Company: (i) to amend the Merger Agreement to the extent permitted by the terms of the Merger Agreement, and (ii) subject to the terms of the Merger Agreement, not to proceed with the Merger; and further

4.

RESOLVED, that any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver the Merger Agreement and such other documents, including executing and filing with the Secretary of State of the State of Delaware a Certificate of Merger with respect to the Merger and to take such other actions as are necessary or desirable to satisfy the applicable requirements of the DGCL, any governmental body, applicable securities regulatory authority or any stock exchange or market or other third party in accordance with the Merger Agreement and any transaction or agreement contemplated therein; and further

5.

RESOLVED, that by virtue of the Merger and without any action on the part of the holders thereof, (i) each share of the Company’s Common Stock held as treasury stock or owned by the Company shall be cancelled and cease to exist, (ii) each outstanding share of the Company’s preferred stock designated as “Special Voting Stock” shall be cancelled and cease to exist, (iii) each share of outstanding Common Stock (other than shares held by IPC Amalco or shares referred to in clauses (i) and (ii)) shall be converted into the right to receive such number of fully paid and non-assessable shares of IPC Amalco as determined to be issued pursuant to the Plan of Arrangement (as defined in the Merger Agreement); and further

6.

RESOLVED, that by virtue of the merger and without any action on the part of the holders thereof, employee stock options to purchase common shares of IPC US granted pursuant to the stock option plan of the Company and/or the terms of a stock option agreement, that have not expired or been duly exercised shall be converted and exchanged for options to purchase such number of fully paid and non-assessable shares of IPC Amalco pursuant to a stock option plan and/or stock option agreement, as determined pursuant to the Plan of Arrangement; and further

7.

RESOLVED, that all lawful actions taken by the officers and directors of the Company prior to the date hereof with respect to the matters discussed in the foregoing resolutions be, and the same hereby are, in all respects, approved, ratified and confirmed; and further

8.

RESOLVED, that any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s sole discretion may be necessary or desirable to give full effect to the foregoing as contemplated in these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule F – Regulatory Approvals

Please see attached.

F-1

SCHEDULE F – REGULATORY APPROVALS

1. TSX Venture Exchange (unless listing approval is obtained in resect of the Toronto Stock Exchange).

2. Over-The-Counter Bulletin Board (unless listing is maintained on the Nasdaq Capital Market).

F-2

Schedule G – IPC Companies Required Consents and Approvals

[Intentionally omitted]

G-1

Schedule H – Vasogen Required Consents and Approvals

[Intentionally omitted]

H-1

Schedule I – Select Accounts Receivable of the Vasogen Companies

[Intentionally omitted]

I-1

Schedule J – Vasogen Leases and Vasogen Material Contracts to be Terminated

[Intentionally omitted]

J-1